As filed with the Securities and Exchange Commission on June 10, 1996
                                               Registration No. 333-____________

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              ---------------

                                  Form S-4
                           REGISTRATION STATEMENT
                                   Under
                         THE SECURITIES ACT OF 1933

                              ---------------

                    ELECTRO SCIENTIFIC INDUSTRIES, INC.
             (Exact name of registrant as specified in charter)

                              ---------------

OREGON                                         93-0370304
(State or other                                (IRS Employer
jurisdiction of                                Identification No.)
incorporation or
organization)

13900 NW Science Park Drive                    97229
Portland, Oregon                               (Zip Code)
(Address of Principal
Executive Offices)

                              ---------------

                            Donald R. VanLuvanee
                   President and Chief Executive Officer
                    Electro Scientific Industries, Inc.
                        13900 NW Science Park Drive
                          Portland, OR 97229-5497
                         Telephone: (503) 641-4141

 (Name, address, including ZIP code, and telephone number, including area code, of agent for service for Registrant)

                                 Copies to:

       Annette M. Mulee                                Stanley E. Everett
      Stephen J. Sturgill                               Kevin C. O'Neil
        Stoel Rives LLP                                 Brouse & McDowell
      900 SW Fifth Avenue                           500 First National Tower
  Portland, Oregon 97204-1268                        Akron, Ohio 44308-1471
        (503) 224-3380                                    (330) 535-5711

      Approximate date of commencement of proposed sale to the public:
 As soon as practicable after this registration statement becomes effective

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE

==============================================================================================================
Title of Each          Amount to be           Proposed Maximum         Proposed Maximum             Amount of
   Class of            Registered (1)           Offering Price         Aggregate Offering         Registration
Securities to                                    Per Unit(2)               Price(2)                  Fee(2)
be Registered
- --------------------------------------------------------------------------------------------------------------
Common Stock,        2,350,000 shares                n/a                  $7,489,000                $2,583
no par value
==============================================================================================================

(1) Determined based upon the outstanding Common Stock of AISI and options which may be exercised prior to the Effective Time (as defined in the Merger Agreement), in each case subject to conversion under the Merger Agreement.
(2) The registration fee was computed pursuant to Rule 457(f)(2), based on the book value of shares of AISI Common Stock as of March 31, 1996.

                       ------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                     CROSS-REFERENCE SHEET
           PURSUANT TO ITEM 501(b) OF REGULATION S-K

                                         LOCATION OR HEADING IN
   ITEM                                  PROSPECTUS/PROXY-
    NO.   ITEM IN FORM S-4               INFORMATION STATEMENT

          A.  INFORMATION ABOUT THE
          TRANSACTION.

    1.    Forepart of the                Facing Page of Registration
          Registration Statement and     Statement; Cross-Reference
          Outside Front Cover Page of    Sheet; Outside Front Cover
          Prospectus/Proxy-              Page of Prospectus/Proxy-
          Information Statement ..       Information Statement

    2.    Inside Front and Outside       Available Information;
          Back Cover Pages of            Incorporation of Documents
          Prospectus/Proxy-              by Reference; Table of
          Information Statement ..       Contents

    3.    Risk Factors, Ratio of         Outside Front Cover Page of
          Earnings to Fixed Charges      Prospectus/Proxy-
          and Other Information ..       Information Statement;
                                         Summary; Risk Factors;
                                         Selected Historical and Pro
                                         Forma Financial
                                         Information; Equivalent per
                                         Common Share Data; Market
                                         and Market Prices for
                                         Common Stock; the ESI
                                         Special Shareholders
                                         Meeting; The Merger
                                         Agreement

    4.    Terms of the Transaction       Summary; The Merger; The
                                         Merger Agreement;
                                         Comparison of Shareholder
                                         Rights

    5.    Pro Forma Financial            Summary; Unaudited Pro
          Information .......            Forma Combined Financial
                                         Statements

    6.    Material Contacts With the     The Merger; The Merger
          Company Being Acquired  .      Agreement

    7.    Additional Information         Not applicable
          Required For Reoffering by
          Persons and Parties Deemed
          to be Underwriters  ...


    8.    Interests of Named Experts     Not applicable
          and Counsel .......

    9.    Disclosure of Commission       Not applicable
          Position on Indemnification
          for Securities Act
          Liabilities .......

          B.  INFORMATION ABOUT REGISTRANT.

    10.   Information With Respect to    Outside Front Cover Page of
          S-3 Registrants .....          Prospectus/Proxy-
                                         Information Statement;
                                         Inside Front Cover Page of
                                         Prospectus/Proxy-
                                         Information Statement;
                                         Summary; Risk Factors;
                                         Information Concerning ESI

    11.   Incorporation of Certain       Inside front cover page of
          Information by Reference       Prospectus/Proxy-
                                         Information Statement

    12.   Information With Respect to    Not applicable
          S-2 or S-3 Registrants  .

    13.   Incorporation of Certain       Not applicable
          Information by Reference

    14.   Information With Respect to    Not applicable
          Registrants Other Than S-2
          or S-3 Registrants  ...

          C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED.

    15.   Information With Respect to    Not applicable
          S-3 Companies ......

    16.   Information With Respect to    Not applicable
          S-2 or S-3 Companies  ..

    17.   Information With Respect to    Outside Front Cover Page of
          Companies Other Than S-2 or    Prospectus/Proxy-
          S-3 Companies ......           Information Statement;
                                         Summary; Pro Forma Combined
                                         Unaudited Financial
                                         Statements; AISI
                                         Managements' Discussion and
                                         Analysis of Financial
                                         Condition and Results of
                                         Operations; Information
                                         Concerning AISI;
                                         Description of AISI Capital
                                         Stock; AISI Financial
                                         Statements

          D.  VOTING AND MANAGEMENT INFORMATION.

    18.   Information if Proxies,        Notice of Special Meeting
          Consents or Authorizations     of ESI Shareholders;
          are to be Solicited ...        Outside Front Cover Page of
                                         Prospectus/Proxy-
                                         Information Statement;
                                         Summary; The ESI Special
                                         Shareholders Meeting; AISI
                                         Written Shareholders
                                         Consent; The Merger; The
                                         Merger Agreement; AISI
                                         Voting Securities and
                                         Principal Shareholders

    19.   Information if Proxies,        Not Applicable
          Consents or Authorizations
          are not to be Solicited in
          an Exchange Offer ....

    20.   Indemnification of Officers    Comparison of Shareholder
          and Directors ......           Rights; Part II of the
                                         Registration Statement

    21.   Exhibits and Financial         Financial Statements;
          Statement Schedules ...        Exhibits

    22.   Undertakings  ......           Part II of the Registration
                                         Statement

                                   [LOGO]

                    ELECTRO SCIENTIFIC INDUSTRIES, INC.
                        13900 NW SCIENCE PARK DRIVE
                        PORTLAND, OREGON 97229-5497



Dear ESI Shareholder:

         You are cordially invited to attend a special meeting of the shareholders of Electro Scientific Industries, Inc. ("ESI") to be held at _____ a.m. local time, on____________, 1996, at 14000 NW Science Park
Drive, Portland, Oregon, 97229-5497 (the "ESI Special Meeting").

         At the ESI Special Meeting, you will be asked to consider and vote on a proposal to issue up to 3,000,000 shares of ESI common stock ("ESI Common Stock") to be delivered pursuant to an Agreement of Reorganization and Merger (the "Merger Agreement"), dated as of May 13, 1996, among ESI, AISI Merger Corp., a wholly-owned subsidiary of ESI ("Merger Corp."), and Applied Intelligent Systems, Inc. ("AISI"). In the proposed Merger, AISI will be merged with and into Merger Corp. and thereby become a wholly-owned subsidiary of ESI, and each outstanding share of common stock of AISI ("AISI Common Stock") will be converted into a number of shares of ESI Common Stock that corresponds to 3,000,000 divided by the sum as of the Closing Date of all shares of AISI Common Stock outstanding plus all shares of AISI Common Stock subject to outstanding options (the "Conversion Ratio"). Approximately 2,350,000 shares of ESI Common Stock will be issued for the outstanding shares of AISI Common Stock converted in the proposed merger, and approximately 650,000 shares of ESI Common Stock will be issuable upon exercise of outstanding AISI stock options.

         Your approval is required for the issuance of up to 3,000,000 shares of ESI Common Stock because, when issued, those shares will represent more than 20% of the total number of shares of ESI Common Stock presently outstanding. The requirement for shareholder approval of the issuance of these additional shares of ESI Common Stock is a condition for maintaining ESI's status as a Nasdaq National Market issuer.

         ESI'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE ISSUANCE OF UP TO 3,000,000 SHARES OF ESI COMMON STOCK IN CONNECTION WITH THE PROPOSED MERGER AND HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF ESI AND ITS SHAREHOLDERS. AFTER CAREFUL CONSIDERATION, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE ISSUANCE OF THE ADDITIONAL SHARES OF ESI COMMON STOCK IN CONNECTION WITH THE PROPOSED MERGER.

         Details of the proposed transaction and other important information concerning ESI and AISI are more fully described in the accompanying Prospectus/Proxy, Consent and Information Statement. Please give this material your careful attention.

         Whether or not you plan to attend the ESI Special Meeting, please complete, sign and date the accompanying proxy card and return it in the enclosed prepaid envelope. You may revoke your proxy in the manner described in the accompanying Prospectus/Proxy, Consent and Information Statement at any time before it has been voted at the ESI Special Meeting. If you attend the ESI Special Meeting, you may vote in person even if you have previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

                             Very truly yours,

____________, 1996      ________________________       _______________________
                        Donald R. VanLuvanee           David F. Bolender
Portland, Oregon        President and Chief            Chairman of the Board
                        Executive Officer

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE URGED TO SIGN AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE RETURN ENVELOPE SO THAT YOUR STOCK MAY BE REPRESENTED AT THE MEETING.

                    ELECTRO SCIENTIFIC INDUSTRIES, INC.
                        13900 NW SCIENCE PARK DRIVE
                        PORTLAND, OREGON 97229-5497
                             -----------------

                 NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                     TO BE HELD ON _____________, 1996

TO:  THE SHAREHOLDERS OF ELECTRO SCIENTIFIC INDUSTRIES, INC.

         A special meeting of the shareholders of Electro Scientific Industries, Inc., an Oregon corporation ("ESI"), will be held at______ a.m. local time, on __________, 1996, at 14000 NW Science Park Drive, Portland, Oregon, 97229-5497 (the "ESI Special Meeting"), for the following purposes:

     1. To approve issuance of up to 3,000,000 shares of ESI common stock ("ESI Common Stock") to be delivered pursuant to an Agreement of Reorganization and Merger (the "Merger Agreement"), dated as of May 13, 1996, among ESI, AISI Merger Corp., a wholly-owned subsidiary of ESI ("Merger Corp."), and Applied Intelligent Systems, Inc. ("AISI"). In the proposed merger, AISI will be merged with and into Merger Corp. and thereby become a wholly-owned subsidiary of ESI, and each outstanding share of Common Stock of AISI ("AISI Common Stock") will be converted into a number of shares of ESI Common Stock that corresponds to 3,000,000 divided by the sum as of the Closing Date of all shares of AISI Common Stock outstanding plus all shares of AISI Common Stock subject to outstanding options (the "Conversion Ratio"). Approximately 2,350,000 shares of ESI Common Stock will be issued for the outstanding shares of AISI Common Stock converted in the proposed merger, and approximately 650,000 shares of ESI Common Stock will be issuable upon exercise of outstanding AISI stock options. A copy of the Merger Agreement is attached as Annex A to the Prospectus/Proxy, Consent and Information Statement accompanying this Notice.

     2. To transact such other business as may properly come before the ESI Special Meeting or any postponements or adjournments thereof.

         The Board of Directors has fixed the close of business on _________, 1996 as the record date for the determination of the holders of ESI Common Stock entitled to notice of, and to vote at, the ESI Special Meeting. Accordingly, only shareholders of record at the close of business on such date are entitled to notice of and to vote at the ESI Special Meeting and any adjournment or postponement thereof. The affirmative vote of the holders of a majority of the shares of ESI Common Stock present (in person or by proxy) at the ESI Special Meeting is necessary for approval of the issuance of up to 3,000,000 additional shares of ESI Common Stock.

         Details of the proposed transactions and other important information concerning ESI and AISI are more fully described in the accompanying Prospectus/Proxy, Consent and Information Statement. Please give this material your careful attention.

         You may revoke your proxy in the manner described in the accompanying Prospectus/Proxy, Consent and Information Statement at any time before it has been voted at the ESI Special Meeting. Any shareholder attending the ESI Special Meeting may vote in person even if he or she has returned a proxy.

                                  By Order of the Board of Directors


                                  Larry T. Rapp, Vice President and
                                  Corporate Secretary

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE ESI BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

ELECTRO SCIENTIFIC INDUSTRIES, INC.            APPLIED INTELLIGENT SYSTEMS, INC.

   PROSPECTUS AND PROXY STATEMENT                         CONSENT AND
                                                     INFORMATION STATEMENT
 2,350,000 Shares of Common Stock,
         Without Par Value

                          ------------------------


         This Prospectus/Proxy, Consent and Information Statement (the "Prospectus/Proxy-Information Statement") is being furnished to holders of the common stock, without par value (the "ESI Common Stock") of Electro Scientific Industries, Inc., an Oregon corporation ("ESI") in connection with the solicitation of proxies by the Board of Directors of ESI for use at a Special Meeting of Shareholders of ESI to be held on ________, 1996 at _____ a.m., at __________________, and at any and all adjournments or postponements thereof (the "ESI Special Meeting").

         This Prospectus/Proxy-Information Statement relates to the proposed merger (the "Merger") of Applied Intelligent Systems, Inc. ("AISI") with and into AISI Merger Corp. ("Merger Corp."), a wholly-owned subsidiary of ESI, pursuant to which AISI will become a wholly-owned subsidiary of ESI in accordance with the terms of an Agreement of Reorganization and Merger, dated as of May 13, 1996, among ESI, AISI and Merger Corp. (the "Merger Agreement"). In the Merger, each outstanding share of common stock of AISI ("AISI Common Stock") will be converted into and represents the right to receive the number of shares of ESI Common Stock that corresponds to a ratio (the "Conversion Ratio") determined by dividing 3,000,000 by the sum of the total shares of AISI Common Stock outstanding plus the total number of AISI shares subject to stock options as of the day of the closing of the Merger (the "Closing Date"). Cash will be paid in lieu of any fractional share of ESI Common Stock.

         To effect the Merger, ESI proposes to issue up to 3,000,000 shares of ESI Common Stock. Approximately 2,350,000 of these additional shares of ESI Common Stock will be issued in connection with the Merger upon conversion of the outstanding shares of AISI Common Stock, and approximately 650,000 shares of ESI Common Stock will be issuable upon exercise of outstanding AISI stock options. At the ESI Special Meeting, ESI shareholders will be asked to approve the issuance of such shares of ESI Common Stock. Their approval is not otherwise required to effect the Merger.

         This Prospectus/Proxy-Information Statement also constitutes the Prospectus of ESI with respect to the 2,350,000 shares of ESI Common Stock to be issued in connection with the Merger. ESI Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "ESIO." On _________, 1996, the closing sale price for ESI Common Stock as reported on Nasdaq was $______ per share.

         This Prospectus/Proxy-Information Statement and the accompanying form of proxy are first being mailed to the Shareholders of ESI on or about _______, 1996. It is also being mailed to the AISI shareholders for consent and information purposes.

                          ------------------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY AISI SHAREHOLDERS.

                          ------------------------


         All information contained in this Prospectus/Proxy-Information Statement relating to AISI has been furnished by AISI and ESI is relying upon the accuracy of that information. All information contained in this Prospectus/Proxy-Information Statement relating to ESI has been furnished by ESI and AISI is relying upon the accuracy of that information.

         This Prospectus/Proxy-Information Statement includes a discussion of anticipated future performance of ESI after the Merger, including possible cost savings and other financial consequences of the proposed Merger. This discussion is based on assumptions that are inherently uncertain, including without limitation factors related to general economic and competitive conditions. Accordingly, actual future results or values may vary significantly from such estimates.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
     OR THIS PROSPECTUS/PROXY-INFORMATION STATEMENT. ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ------------------------

 THE DATE OF THIS PROSPECTUS/PROXY-INFORMATION STATEMENT IS __________, 1996.

                          ------------------------

         No person has been authorized to give any information or to make any representations not contained or incorporated in this Prospectus/Proxy-Information Statement in connection with the matters referred to herein and, if given or made, such information or representations must not be relied upon as having been so authorized by AISI or by ESI. This Prospectus/Proxy-Information Statement does not constitute an offer of any securities other than the registered securities to which it relates or an offer to any person in any jurisdiction where such offer would be unlawful. The delivery of this Prospectus/Proxy-Information Statement shall not, under any circumstances, create any implication that the information herein is correct as of any time subsequent to date hereof.

                           AVAILABLE INFORMATION

         ESI is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements, and other information concerning ESI may be inspected and copies may be obtained at prescribed rates at the offices of the SEC, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, as well as at the following regional offices: 75 Park Place, 14th Floor, New York, New York 10007; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. ESI has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended, with respect to the securities offered pursuant to this Prospectus/Proxy-Information Statement. For further information, reference is made to the Registration Statement and the exhibits thereto, which are available for inspection at no fee at the public reference section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549.

         ESI hereby undertakes to provide without charge to each person to whom a copy of this Prospectus/Proxy-Information Statement is delivered, upon written or oral request to Larry T. Rapp, Vice President and Corporate Secretary, Electro Scientific Industries, Inc. 13900 NW Science Park Drive, Portland, Oregon 97229, (503) 641-4141, copies of any and all of the information that has been incorporated by reference into this Prospectus/Proxy-Information Statement, other than exhibits to such information unless such exhibits are specifically incorporated by reference therein. The information relating to ESI contained in this Prospectus/Proxy-Information Statement does not purport to be comprehensive and should be read together with the information contained in the documents or portions of documents incorporated by reference into this Prospectus/Proxy-Information Statement.


              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the SEC are incorporated herein by reference:

     1.   ESI's Annual Report on Form 10-K for the fiscal year ended May
          31, 1995.

     2. ESI's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1995, November 30, 1995 and February 29, 1996.

     3.   The description of the Common Stock contained in ESI's
          Registration Statement on Form 8-A filed with the Securities and Exchange Commission under section 12 of the Securities Exchange Act of 1934, as amended.

         All reports and other documents subsequently filed by ESI pursuant to sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

THIS PROSPECTUS/PROXY-INFORMATION STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM LARRY T. RAPP, VICE PRESIDENT AND CORPORATE SECRETARY, ELECTRO SCIENTIFIC INDUSTRIES, INC., 13900 NW SCIENCE PARK DRIVE, PORTLAND, OREGON 97229, PHONE: (503) 641-4141. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY ______________, 1996.

                             TABLE OF CONTENTS
                 FOR PROSPECTUS/PROXY-INFORMATION STATEMENT

                                                                            Page

SUMMARY OF PROSPECTUS/PROXY-INFORMATION STATEMENT.........................     1
RISK FACTORS................................................................   5
SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION.....................   8
     ESI Selected Historical Financial Information..........................   8
     AISI Selected Historical Financial Information.........................  10
     Unaudited Selected Pro Forma Financial Information.....................  11

EQUIVALENT PER COMMON SHARE DATA............................................  12
MARKET AND MARKET PRICES FOR COMMON STOCK...................................  13
THE ESI SPECIAL SHAREHOLDERS MEETING........................................  14

     General; Date, Time and Place of Meeting...............................  14
     Matters to be Considered at the ESI Special Meeting....................  14
     Record Date; Voting at the ESI Special Meeting;
       Vote Required........................................................  15
     Proxies      ..........................................................  15
AISI SHAREHOLDERS WRITTEN CONSENT...........................................  16
THE MERGER        ..........................................................  16
     Description  ..........................................................  16
     Background of the Merger...............................................  17
     Reasons for the Merger.................................................  19
         ESI's Reasons for the Merger.......................................  19
         AISI's Reasons for the Merger......................................  19
     Certain U.S. Federal Income Tax Consequences...........................  20
     Accounting Treatment...................................................  21
     Interests of Certain Persons in the Merger; Certain Compensation
         Matters............................................................  21
     Regulatory Matters.....................................................  24
     Appraisal Rights.......................................................  24
THE MERGER AGREEMENT........................................................  25
     Effective Time of the Merger...........................................  25
     Conversion of Shares...................................................  25
     Treatment of AISI Stock Options........................................  26
     Resale of ESI Stock by Affiliates......................................  26
     AISI's Conduct of Business Pending the Merger..........................  26
     Nonsolicitation of Alternative Proposals...............................  27
     Corporate Structure and Related Matters After the Merger...............  27
     Certain Covenants......................................................  28
     Conditions to the Merger...............................................  28
     Indemnity and Escrow Agreement.........................................  29
     Termination; Breakup Fees..............................................  29
     Fees and Expenses......................................................  29
     Confidentiality........................................................  30
INFORMATION CONCERNING ESI..................................................  30
     Business     ..........................................................  30
     Electronics Industry Overview..........................................  30
     Overview of Markets, Products and Strategy.............................  31
     Sales, Marketing and Service...........................................  34
     Backlog      ..........................................................  35
     Research, Development and Technology...................................  35
     Competition............................................................  35
     Manufacturing and Supply...............................................  36
     Employees    ..........................................................  36
     Patents and Other Intellectual Property................................  36
INFORMATION CONCERNING AISI.................................................  37
     Business     ..........................................................  37
     Products     ..........................................................  37
     Markets      ..........................................................  37
     Technology.............................................................  38
     Strategy     ..........................................................  39
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS...........................  40
AISI MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS..............  46
DESCRIPTION OF AISI CAPITAL STOCK...........................................  51

AISI VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS...........................  51
COMPARISON OF SHAREHOLDER RIGHTS............................................  52
     Amendment to Certificate/Articles of Incorporation;
       Amendment of Bylaws..................................................  53
     Special Meetings of Shareholders.......................................  54
     Dividends    ..........................................................  54
     Capital Stock .........................................................  54
     Dissenters' Rights.....................................................  54
     Provisions Relating to Directors.......................................  55
     Anti-Takeover Statutes.................................................  56
LEGAL MATTERS...............................................................  58
EXPERTS           ..........................................................  58
SHAREHOLDER PROPOSALS.......................................................  58
AISI FINANCIAL STATEMENTS................................................... F-1


                              LISTS OF ANNEXES

ANNEX A     AGREEMENT OF REORGANIZATION AND MERGER.
ANNEX B     MICHIGAN DISSENTER RIGHTS STATUTES

             SUMMARY OF PROSPECTUS/PROXY-INFORMATION STATEMENT

         THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS/PROXY-INFORMATION STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THIS PROSPECTUS/PROXY-INFORMATION STATEMENT, THE ANNEXES HERETO AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN. SHAREHOLDERS ARE URGED TO READ THIS PROSPECTUS/PROXY-INFORMATION STATEMENT AND THE ACCOMPANYING ANNEXES IN THEIR ENTIRETY. SEE "RISK FACTORS" FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY THE SHAREHOLDERS OF AISI.


THE COMPANIES

ELECTRO SCIENTIFIC INDUSTRIES, INC.

         ESI provides electronics manufacturers with equipment necessary to produce components used in wireless telecommunications, computers, automotive electronics, and many other electronic products. ESI is the leading supplier of advanced laser systems used to adjust (trim) electronic circuitry and to improve the yield of semiconductor memory devices. ESI produces high-speed test and handling equipment used in the high-volume production of miniature capacitors. Additionally, ESI designs and manufactures machine vision products and laser electronic packaging systems for manufacturers of electronics and other products. ESI's products enable these manufacturers to reduce production costs, increase yields and improve the quality of their products. ESI's customers include manufacturers of: wireless telecommunication products (Ericsson, Motorola and Siemens); automotive electronics (Bosch, Delco, Ford, Nippon-Denso and Siemens); miniature capacitors (Kemet, Kyocera/AVX, Murata, Philips, Samsung and TDK) and semiconductor memory devices (Fujitsu, Hitachi, Hyundai, IBM, Samsung and Texas Instruments). See "Information Concerning ESI."

         ESI's executive offices are located at 13900 NW Science Park Drive, Portland, OR 97229 and its telephone number is (503) 641-4141.

APPLIED INTELLIGENT SYSTEMS, INC.

         AISI provides electronics manufacturers with machine vision solutions for automated process control and visual inspection for the assembly of computer chips and electronic printed circuit boards. AISI offers a unique, low cost computer architecture, easy-to-use software development tools, and powerful application software which emulates the human thought process. AISI's vision computers are configurable with a chain of multiple computer processors working simultaneously. Neural network software uses this increased capability to perform billions of calculations per second, analyzing an image as if the vision system were a human brain. AISI markets its products through direct sales, sales representatives, and value added resellers in North America, Europe, and Asia. Significant customers include: Intel, Kulicke & Soffa, Motorola and Universal Instruments in the United States; Siemens in Germany; Philips N.V. in Holland; Canon, Japan-EM, Sanyo Silicon and Toshiba in Japan; Haitai Electronics and Samsung in Korea; and Motorola plants in Malaysia, Taiwan, Hong Kong and the Philippines. See "Information Concerning AISI."

         AISI's executive offices are located at 110 Parkland Plaza, Ann Arbor, Michigan 48103 and its telephone number is (313) 995-2035.

AISI MERGER CORP.

         Merger Corp. was recently organized by ESI for the purpose of effecting the acquisition of AISI. It has no material assets and has not engaged in any activities except in connection with the Merger. Its executive offices are located at 13900 NW Science Park Drive, Portland, Oregon 97229-5497. Its telephone number at that address is (503) 641-4141.

THE MERGER

         As a result of the proposed Merger, AISI will be merged with and into Merger Corp. and thereby become a wholly-owned subsidiary of ESI. Each outstanding share of AISI Common Stock will be converted into the right to receive a number of shares of ESI Common Stock that corresponds to the Conversion Ratio. See "The Merger Agreement--Conversion of Shares" and "The Merger Agreement--Corporate Structure and Related Matters After the Merger."

         The terms and provisions of all outstanding AISI stock options (the "Options") will continue in full force and effect following the Merger. At the Effective Time, each Option will be assumed by ESI and will be converted into an option to purchase ESI Common Stock after giving effect to the Conversion Ratio. The exercise price per share will also be redetermined based upon the Conversion Ratio. If all outstanding AISI Options were to be exercised after the Merger, the aggregate proceeds to ESI from such exercise would be approximately $4 million. The term, exercisability, vesting schedule, status as an "Incentive Stock Option" under Section 422 of the Code, if applicable, and all other terms and conditions of the Options will to the extent permitted by law and otherwise reasonably practicable be unchanged. See "The Merger Agreement--Treatment of AISI Stock Options."

         Shares of ESI Common Stock received by "affiliates" of AISI in the proposed Merger will be subject to certain resale restrictions under applicable accounting rules and securities laws. See "The Merger Agreement-- Resale of ESI Common Stock by Affiliates."


EFFECTIVE TIME OF THE MERGER

         As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the parties thereto will file certificates of merger with the Secretaries of State of each of Oregon and Michigan. The merger will become effective at the time of the later of those filings (the "Effective Time"). It is anticipated that the Merger will occur in July or August, 1996.


CONDITIONS TO THE MERGER

         Consummation of the Merger is subject to the satisfaction of a number of conditions, including but not limited to (i) expiration or termination of the Hart-Scott-Rodino Act waiting period described at "Regulatory Matters" below; (ii) listing of up to 3,000,000 shares of ESI Common Stock issued in connection with the Merger in the Nasdaq National Market; (iii) the absence of any restrictive court orders or any other legal restraints or prohibitions, and of any pending governmental proceedings, preventing or making illegal the consummation of the Merger;
(iv) the continuing accuracy of the representations and warranties made in the Merger Agreement on and as of the Effective Time (except those limited by their terms to a different date) and (v) the receipt by ESI and AISI of certain opinions regarding tax and accounting matters. See "The Merger Agreement--Conditions to the Merger."

         AISI has agreed that it will not encourage, initiate or solicit alternative acquisition proposals, subject to the exercise of AISI director's fiduciary duties. See "The Merger Agreement--Nonsolicitation of Alternative Transactions."


INDEMNITY AND ESCROW AGREEMENT

         The Merger Agreement provides for a limited indemnification of ESI and Merger Corp. by each AISI shareholder against damages resulting from breach of AISI representations, warranties and covenants under the Merger Agreement.

         Pursuant to an escrow agreement (the "Escrow Agreement"), 10 percent of each AISI shareholder's shares of ESI Common Stock to be received in the Merger, rounded down to the nearest full share, will be delivered to an escrow agent (the "Escrow Agent") and be subject to the terms of the escrow described in the Escrow Agreement (the "Escrow").
Claims on the Escrow are subject to
amount and timing limitations, including, among others, the requirement that AISI balance sheet reserves must be used before any claim on the Escrow may be made.

         In no event will any AISI shareholder have any liability in excess of shares held in the Escrow.

          Three persons will be appointed to act on behalf of all AISI shareholders in connection with the Escrow (the "Shareholder
Representatives") and will be signatories to the Escrow Agreement. See "The Merger Agreement--Indemnity and Escrow Agreement."



TERMINATION; BREAKUP FEES

         The Merger Agreement may be terminated and the Merger may be abandoned prior to the Effective Time, under the circumstances specified in the Merger Agreement, including by mutual written agreement of ESI and AISI and by either party if the Merger is not consummated by October 1, 1996. Under certain termination circumstances, a breakup fee of $3 million is payable by the terminating party. See "The Merger Agreement--Termination; Breakup Fees."


THE ESI SPECIAL MEETING

         The ESI Special Meeting will be held on ___________, 1996 at _____ a.m., local time, at_____________.

         At the ESI Special Meeting, the shareholders of ESI will consider and vote upon the issuance of up to 3,000,000 shares of ESI Common Stock to be issued as merger consideration in connection with the Merger and such other business as may properly come before the ESI Special Meeting or any adjournments or postponements thereof. Of the 3,000,000 shares of ESI Common Stock to be issued in connection with the Merger, approximately 2,350,000 shares will be issued upon conversion of the outstanding shares of AISI Common Stock pursuant to the Merger Agreement, and approximately 650,000 shares will be issuable upon exercise of outstanding AISI Options.

         ESI shareholder approval is required by ESI as a Nasdaq National Market issuer. Pursuant to Nasdaq National Market listing rules, shareholder approval is required by Nasdaq National Market issuers for, among other things, issuance of common stock in connection with an acquisition of the stock or assets of another company, if the newly issued common stock (i) has or will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance or (ii) will be equal to or in excess of 20% of the total number of shares of common stock before the issuance. ESI shareholder approval is not required for the Merger Agreement or the Merger under its corporate governance documents or the Oregon Business Corporation Act. See "The ESI Special Shareholders Meeting--Matters to be Considered at the ESI Special Meeting."

         The close of business on _________, 1996 is the record date for determination of holders of ESI Common Stock entitled to vote at the ESI Special Meeting. As of that date, there were __________ shares of ESI Common Stock outstanding and entitled to vote. See "The ESI Special Shareholders Meeting--Record Date; Voting at the Special Meeting; Vote Required."

         Approval of the issuance of up to 3,000,000 shares of ESI Common Stock in connection with the Merger, as well as any other matters which may properly come before the meeting, will require the affirmative vote of the holders of a majority of the shares of ESI Common Stock present (in person or by proxy) at the ESI Special Meeting and entitled to vote thereon. As of May 31, 1996, directors and executive officers of ESI and their affiliates may be deemed to beneficially own approximately 3.0% of the outstanding shares of ESI Common Stock. See "The ESI Special Shareholders Meeting--Record Date; Voting at the Special Meeting; Vote Required; Proxies."

         ABSTENTIONS AND BROKER NON-VOTES WILL NOT BE COUNTED, BUT WILL HAVE THE PRACTICAL EFFECT OF A VOTE AGAINST THE PROPOSAL SINCE THEY REPRESENT ONE LESS VOTE FOR APPROVAL.

AISI SHAREHOLDERS WRITTEN CONSENT

         Approval of the Merger by AISI shareholders will be obtained by the written consent of the holders of at least a majority of the AISI Common Stock. See "AISI Shareholders Written Consent" and "AISI Voting Securities and Principal Shareholders."

APPRAISAL RIGHTS

ESI SHAREHOLDERS

         ESI shareholders will not have dissent and appraisal rights as a result the Merger or the issuance of the additional shares of ESI Common Stock in connection with the Merger.

AISI SHAREHOLDERS

         Any AISI shareholder who does not execute the written consent of AISI shareholders approving the Merger has the right, pursuant to Sections 761 through 774 of the Michigan Business Corporation Act ("MBCA"), to demand payment from AISI of the fair value of his shares in lieu of converting such shares into ESI Common Stock. Strict compliance with the procedures set forth in the statute is required. See "The Merger--Appraisal Rights--AISI Shareholders."


REASONS FOR THE MERGER

ESI'S REASONS FOR THE MERGER

         The Merger is expected to add to ESI's ability to serve the expanding capital equipment needs of its global, multi-national customers in the electronics industry. The Merger also offers the possibility of achieving operating efficiencies through elimination of duplicate efforts and avoidance of expected investments in research and development and in sales and distribution channels that would occur if the businesses of the two companies were not combined. See "The Merger--Reasons for the Merger--ESI's Reasons for the Merger."

AISI'S REASONS FOR THE MERGER

         After exploring various other strategic alternatives, including an initial public offering, AISI concluded that a sale of AISI to ESI would provide market liquidity and would offer the greatest potential for achieving long-term value for AISI Shareholders. See "The Merger--Reasons for the Merger--AISI's Reasons for the Merger."


INTERESTS OF CERTAIN PERSONS IN THE MERGER

         It is expected that James E. Anderson, President and Chief Executive Officer of AISI, will serve as an executive officer of ESI following the Merger. It is also expected that Robert D. Pavey, Chairman of the Board of Directors of AISI, will be appointed to the Board of Directors of ESI. Vesting of options granted to AISI officers and employees will be partially accelerated as a result of the Merger. See "The Merger--Interests of Certain Persons in the Merger; Certain Compensation Matters."


SURRENDER OF CERTIFICATES

         If the Merger becomes effective, ESI will cause First Chicago Trust Company of New York (the "Transfer Agent") to mail a letter of transmittal (the "Letter of Transmittal") and other documents, with instructions to all holders of record of AISI Common Stock as of the Effective Time for use in surrendering their stock certificates in exchange for certificates representing ESI Common Stock and a cash payment in lieu of fractional shares.

          The Letter of Transmittal will provide for, among other things, transmittal of each holder of record's shares of AISI Common Stock to the Transfer Agent, agreement to the indemnification provisions contained in the Merger Agreement, agreement to the terms of the Escrow Agreement, including the escrow of shares of ESI Common Stock on behalf of such shareholder and the appointment of the Shareholder Representatives. See "The Merger Agreement--Conversion of Shares" and "The Merger Agreement--Indemnification and Escrow Agreement."

         The other documents with the Letter of Transmittal will include stock powers to be endorsed in blank by each AISI shareholder with respect to the shares of ESI Common Stock to be held pursuant to the Escrow Agreement on behalf of such shareholder.

         CERTIFICATES SHOULD NOT BE SURRENDERED BY AISI SHAREHOLDERS UNTIL THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS DESCRIBED ABOVE HAVE BEEN RECEIVED.


ACCOUNTING TREATMENT

         The Merger is expected to be accounted for as a pooling of interests. See "The Merger--Accounting Treatment."

         As a condition to the Merger, each of ESI and AISI will have received the opinion of Arthur Andersen LLP, independent public accountants, to the effect that the Merger will qualify for pooling of interests accounting. See "The Merger Agreement--Conditions to the Merger."


CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The Merger is intended to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a reorganization, holders of AISI Common Stock would not recognize gain or loss for federal income tax purposes by reason of the conversion of AISI Common Stock to ESI Common Stock, except for cash received in lieu of fractional shares. See "The Merger--Certain U.S. Federal Income Tax Consequences."

         The Merger will not have any tax consequences to the shareholders of ESI.


REGULATORY MATTERS

         Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the United States Federal Trade Commission (the "FTC"), the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Justice Department (the "Antitrust Division"), and the specified waiting period has expired. The applicable waiting period under the HSR Act expired on June 22, 1996. See "The Merger--Regulatory Matters."


                                RISK FACTORS

         THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED, IN ADDITION TO THE OTHER INFORMATION PRESENTED IN THIS PROSPECTUS/PROXY-INFORMATION STATEMENT. THIS PROSPECTUS/PROXY-INFORMATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. ESI'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF SUCH RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS/PROXY-INFORMATION STATEMENT.


UNCERTAINTIES RELATED TO THE INTEGRATION OF AISI'S BUSINESS

         The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries. There can be no assurance that ESI will be successful in integrating its own distribution channels with those of AISI, that ESI will be successful in coordinating the activities of the AISI and ESI sales forces or in selling AISI's products to ESI's customer base, in integrating AISI into ESI's management information systems or integrating AISI's technology so that it can be fully utilized by ESI. There can be no assurance that ESI can effectively integrate AISI into ESI's operations.


UNCERTAINTIES RELATED TO COMBINED OPERATIONS AFTER THE MERGER

         While the acquisition of AISI by ESI offers the possibility of achieving operating efficiencies, it also entails the diversion of management's attention to the assimilation of operations and personnel of AISI, which might have possible adverse short-term effects on ESI's operating results. There can be no assurance that the combined companies will retain their respective key personnel or customers, the same volume of business from such customers, or that ESI will realize any of the potential benefits of the Merger.


ELECTRONICS INDUSTRY DOWNTURNS MAY ADVERSELY AFFECT OPERATING RESULTS

         ESI's business depends in large part upon the capital expenditures of manufacturers of electronic devices, including miniature capacitors and semiconductor memory devices, and circuits used in wireless telecommunications equipment, including pagers and cellular phones, automotive electronics, and computers. The markets for products manufactured by ESI's customers are highly cyclical and have historically experienced periodic downturns, which often have had a severe effect on the demand for capital equipment such as that sold by ESI. There is no assurance that these markets would not experience downturns in the future or that such downturns would not have a material adverse effect on ESI's operating results.


RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCT INTRODUCTIONS AND PRODUCT ENHANCEMENTS

         The market for ESI's products is characterized by rapidly changing technology and evolving industry standards. There can be no assurance that ESI's current technology base will continue to address current and evolving customer needs. ESI believes that its future success will depend on its ability to develop and manufacture new products and product enhancements and to introduce them successfully into the market. Failure to do so in a timely fashion could harm ESI's competitive position. The announcements or introductions of new products by ESI or its competitors may adversely affect ESI's operating results, since these announcements or introductions may cause customers to defer or forego ordering products from ESI's existing product lines.


VARIABILITY OF QUARTERLY OPERATING RESULTS

         ESI has experienced and expects to continue to experience significant fluctuations in its quarterly operating results due to a variety of factors, including the timing of new product announcements and releases by ESI and its competitors, market acceptance of new and enhanced versions of ESI's products, timing and shipment of significant orders, mix of products sold, customer cancellations or shipment delay, production delays, exchange rate fluctuations, management decisions to commence or discontinue products, length of sales cycles and cyclicality in the electronics industry.

         ESI derives a substantial portion of its net sales from the sale of a relatively small number of systems, which typically range in price from $150,000 to over $1 million. As a result, the timing of a single transaction could have a significant impact on ESI's quarterly net sales and operating results.

         ESI's backlog at the beginning of a quarter does not include all orders needed to achieve ESI's sales objectives for that quarter. Consequently, ESI's net sales and operating results for a quarter will depend upon ESI generating orders to be shipped in the same quarter that the order is received. Furthermore, a substantial portion of ESI's net sales has historically been realized near the end of each quarter. Accordingly, the failure to receive anticipated orders or delays in shipments near the end of a particular quarter, due, for example, to unanticipated shipment reschedulings or cancellations by customers or unexpected manufacturing difficulties, may cause net sales in a particular quarter to fall significantly below ESI's expectations, which would have a material adverse effect on ESI's operating results for such quarter.

         The need for continued expenditures for research and development, capital equipment and worldwide customer service and support would make it difficult for ESI to reduce its expenses in a particular quarter if ESI's sales goals for such quarter are not met. Accordingly, there can be no assurance that ESI will not sustain losses in future quarters.


COMPETITION

         The electronics capital equipment industry is highly competitive. In each of the markets it serves, ESI faces substantial competition from established competitors, some of which have greater financial, engineering, manufacturing and marketing resources than ESI. In addition, many of ESI's customers are in effect competitors of ESI because they have developed, or have the ability to develop, manufacturing equipment for internal use. ESI's competitors in each product area can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures, including systems development efforts by certain of ESI's customers, often necessitate price reductions which can adversely affect operating results. Although ESI believes that it has certain technical and other advantages over its competitors, maintaining such advantages will require a continued high level of investment by ESI in research and development and sales and marketing. There can be no assurance that ESI will have sufficient resources to continue to make such investments or that ESI will be able to make the technological advances necessary to maintain such competitive advantages. See "Information Concerning ESI--Competition."


PATENTS AND OTHER INTELLECTUAL PROPERTY

         ESI's success depends in part on its proprietary technology. While ESI attempts to protect its proprietary technology through patents, copyrights and trade secrets, it believes that its success will depend largely upon continued innovation and technological expertise. There can be no assurance that ESI will be able to protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held by ESI will be sufficiently broad to protect ESI's technology. In addition, no assurance can be given that any patents issued to ESI will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to ESI.

         In addition, ESI and its customers from time to time receive letters from third parties, including some of ESI's competitors, alleging infringement of such parties' patent rights by ESI's products. While such letters are prevalent in ESI's industry and ESI has in the past been able to license necessary patents or technology on commercially reasonable terms, there can be no assurance that ESI would prevail in any litigation seeking damages or expenses from ESI or to enjoin ESI from selling its products on the basis of such alleged infringement, or that ESI would be able to license any valid and infringed patents on reasonable terms.

         Some customers using certain products of ESI have received a notice of infringement from Jerome H. Lemelson, alleging that equipment used in the manufacture of electronic devices infringes patents issued to Mr. Lemelson relating to "machine vision" or "barcode reader" technologies. Certain of these customers are engaged in litigation with Mr. Lemelson and, together with certain other customers, have notified ESI that they may be seeking indemnification from ESI for any damages and expenses resulting from this matter. One of ESI's customers has settled its litigation with Mr. Lemelson, and several other customers are currently engaged in litigation involving Mr. Lemelson's patents. ESI cannot predict the outcome of this or similar litigation or its effect upon ESI, and there can be no assurance that any such litigation or claim would not have a material adverse effect upon ESI's financial condition or results of operations. See "Information Concerning ESI--Patents and Other Intellectual Property."


FLUCTUATIONS IN INTERNATIONAL SALES AND CURRENCY EXCHANGE RATES CAN ADVERSELY AFFECT RESULTS

         International sales accounted for 57.3%, 54.7%, 70.9% and 66.3% of ESI's net sales for fiscal years ended May 31, 1993, 1994 and 1995 and the nine months ended February 29, 1996, respectively. ESI expects that international sales will continue to represent a significant percentage of net sales in the future. As a result, a significant portion of ESI's sales will be subject to certain risks, including changes in demand resulting from fluctuations in interest and currency exchange rates, as well as by factors such as the risk of government financed competition, changes in trade policies, tariff regulations, difficulties in obtaining U.S. export licenses and the difficulties of staffing and managing foreign operations. See "Information Concerning ESI--Sales, Marketing and Service."


DEPENDENCE ON KEY EMPLOYEES

         The future success of ESI is dependent, in part, on its ability to retain certain key personnel. ESI also needs to attract additional skilled personnel in many areas of its business to continue to grow. There can be no assurance that ESI will be able to retain its existing personnel or attract additional qualified employees in the future.


DEPENDENCE ON SUPPLIERS

         Certain of the components included in ESI's systems are obtained from a single source or a limited group of suppliers. Although ESI seeks to reduce dependence on those sole and limited source suppliers, the partial or complete loss of certain of these sources could have at least a temporary adverse effect on ESI's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect ESI's results of operations. See "Information Concerning ESI--Manufacturing and Supply."


          SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

SELECTED HISTORICAL FINANCIAL INFORMATION

         The selected financial data presented below should be read in conjunction with the financial statements and the notes thereto incorporated by reference for ESI and included elsewhere in this Prospectus/Proxy-Information Statement for AISI.

         ESI SELECTED HISTORICAL FINANCIAL INFORMATION. The consolidated statement of operations data set forth below for the fiscal years ended May 31, 1993, 1994 and 1995 and the consolidated balance sheet information as of May 31, 1994 and 1995 have been derived from the audited Consolidated Financial Statements and Notes thereto incorporated by reference in this Prospectus/Proxy-Information Statement. The consolidated statement of operations data for the fiscal years ended May 31, 1991 and 1992 and the consolidated balance sheet information as of May 31, 1991, 1992 and 1993 are derived from audited consolidated financial statements not incorporated by reference in this Prospectus/Proxy-Information Statement. The consolidated statement of operations data for the nine-month periods ended February 28, 1995 and February 29, 1996 and the consolidated balance sheet data as of February 29, 1996 have been derived from unaudited consolidated financial statements of ESI also incorporated by reference in this Prospectus/Proxy-Information Statement. In the opinion of management, such unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements referred to above and include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position of ESI and the results of operations for the indicated periods. Operating results for the nine months ended February 29, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending May 31, 1996.


                                                                ESI
                                                     FISCAL YEAR ENDED MAY 31                            NINE MONTHS ENDED
                                                    --------------------------                          ------------------
                                                                                                      FEBRUARY 28,      FEBRUARY 29,
                                      1991        1992         1993       1994(1)       1995             1995               1996
                                      ----        ----         ----       -------       ----             ----               ----
                                                                                                             (UNAUDITED)
                                                                 (In thousands, except per share data)
CONSOLIDATED STATEMENT OF
OPERATIONS DATA
Net Sales
    Laser systems and service....      $43,263     $30,134      $36,742     $41,985      $66,045           $46,369         $77,778
    Capacitor manufacturing
    equipment....................       14,569      18,206       20,393      23,961       39,115            26,290          38,393
    Vision systems...............           --       1,523        2,736       2,562        3,055             2,548           2,266
    Divested product lines.......        8,845       8,307        7,980       4,042         --                --              --
                                       -------     -------      -------     -------     --------          --------        --------
    Total........................       66,677      58,170       67,851      72,550      108,215            75,207         118,437
Cost of sales....................       34,345      33,308       36,141      35,838       51,413            35,412          54,524
                                       -------     -------      -------     -------      -------           -------         -------
Gross margin.....................       32,332      24,862       31,710      36,712       56,802            39,795          63,913
Operating expenses:
    Selling, service and
    administrative...............       22,557      22,070       19,189      20,049       27,635            19,726          29,705
    Research, development and
    engineering..................        8,984       9,224        9,027       8,235       13,108             8,773          11,905
    Acquired in-process research
    and development(2)...........         --          --           --          --           --                --             6,000
                                       -------    --------     --------    --------     --------          --------         -------
    Total operating expenses.....       31,541      31,294       28,216      28,284       40,743            28,499          47,610
                                       -------     -------      -------    --------      -------           -------         -------
Operating income (loss)..........          791      (6,432)       3,494       8,428       16,059            11,296          16,303
Interest income (expense) .......       (1,256)       (964)        (771)       (557)         608               393             879
Other income (expense)...........        1,519         533         (108)      2,081         (210)             (333)           (291)
                                       -------     -------     --------     -------     --------         ---------       ---------
Income (loss) before income
taxes............................        1,054     (6,863)        2,615       9,952       16,457            11,356          16,891
Provision (benefit) for income
taxes............................          191       (741)          371       2,078        4,940             3,397           6,226
                                       -------    --------      -------     -------      -------           -------        --------
Income (loss) from continuing
operations.......................          863     (6,122)        2,244       7,874       11,517             7,959          10,665
Income from discontinued
operations after income taxes....          330        --           --          --           --                --              --
                                       -------    --------     --------    --------     --------          --------         -------
Net income (loss)................       $1,193    $(6,122)       $2,244      $7,874      $11,517            $7,959         $10,665
                                        ======    =======        ======      ======      =======            ======         =======
Net income (loss) per share:
    From continuing operations...        $0.14     $(1.00)        $0.37       $1.23        $1.53             $1.10           $1.24
    From discontinued
    operations...................        $0.06        --           --          --           --                --              --
                                         -----    --------     --------    --------     --------          --------        --------
Net income (loss) per share......        $0.20     $(1.00)        $0.37       $1.23        $1.53             $1.10           $1.24
                                         =====     ======         =====       =====        =====             =====           =====
    Number of shares used in
    computing per share
    amounts......................        6,096       6,095        6,146       6,414        7,510             7,238           8,593
                                        ======      ======       ======      ======        =====             =====          ======

                                                                MAY 31                                        FEBRUARY 29,
                                        1991          1992           1993          1994           1995            1996
                                        ----          ----           ----          ----           ----            ----
CONSOLIDATED BALANCE SHEET                                  (In thousands)                                    (UNAUDITED)
DATA
Working capital...............        $33,110       $23,739        $28,883       $36,247        $76,089          $89,211
Total assets..................         68,692        58,536         61,161        62,366        110,598          129,997
Long-term debt, including
current portion...............          7,775         7,496          7,126           768             --               --
Shareholders' equity(3).......         47,281        41,533         43,950        53,547         94,444          111,258

- ---------------

(1) During the second quarter of fiscal year 1994, ESI sold the product lines and certain assets of the MSI Material Division of its wholly-owned subsidiary Palomar Systems, Inc., to Ferro Corporation of Cleveland, Ohio. The proceeds of $4,000 were received in cash and the funds were used to reduce the current portion of long term debt and other short term debt. A gain of $2,100 from the sale of these product lines was reflected in other income.

(2) For the nine months ended February 29, 1996, the acquired in-process research and development expense of $6,000 was incurred in connection with the purchase price of XRL, Inc. ESI obtained an appraisal of the intangible assets which indicated that substantially all of the acquired intangible assets consisted of research and development in process. In accordance with generally accepted accounting principles, the acquired in-process research and development was expensed during the first quarter ended August 31, 1995.

(3)      ESI has not paid cash dividends for any of the periods presented.


         AISI SELECTED HISTORICAL FINANCIAL INFORMATION. The income statement data for the years ended December 31, 1993, 1994 and 1995, and the balance sheet data at December 31, 1994 and 1995 are derived from the audited financial statements included elsewhere in this Prospectus/Proxy-Information Statement. The income statement data for the years ended December 31, 1991 and 1992, and the balance sheet data at December 31, 1991, 1992 and 1993, are derived from audited financial statements not included herein. The income statement data for the three months ended March 31, 1995 and 1996 and the balance sheet data at March 31, 1996 are derived from unaudited financial statements that are included elsewhere in this Prospectus/Proxy-Information Statement and that include, in the opinion of management of AISI, all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the information set forth therein. The income statement data for the three months ended March 31, 1996 is not necessarily indicative of future results.

                                                               AISI                                    THREE MONTHS ENDED
                                                  FISCAL YEAR ENDED DECEMBER 31,                             MARCH 31,
                                                  ------------------------------                             ---------
                                             1991       1992      1993       1994        1995             1995         1996
                                             ----       ----      ----       ----        ----             ----         ----
                                                                                                      (Unaudited)
Income Statement Data:                                       (In thousands, except per share data)


Sales...................................     $6,174     $7,012    $10,763    $14,804     $22,579          $4,308       $5,964
Cost of vision system sales.............      2,153      2,356      3,506      5,337       9,959           1,818        2,933
                                              -----      -----      -----      -----       -----           -----        -----
Gross margin ...........................      4,021      4,656      7,257      9,467      12,620           2,490        3,031
                                              -----      -----      -----      -----      ------           -----        -----
Operating expenses:
     Selling, service and administrative      1,938      2,199      3,191      4,027       4,711           1,050        1,116
     Research, development and
      engineering.......................      1,668      2,025      2,906      3,996       4,513           1,193        1,183
                                              -----      -----      -----      -----       -----           -----        -----
     Total operating expenses...........      3,606      4,224      6,097      8,023       9,224           2,243        2,299
                                              -----      -----      -----      -----       -----           -----        -----
Operating income........................        415        432      1,160      1,444       3,396             247          732
Other income (expense), net.............        (23)       (18)       (67)       159(1)      (95)            (15)          16
                                               ----
Income before provision for income
taxes...................................        392        414      1,093      1,603       3,301             232          748
Provision for income taxes..............        --         --          15         93         437              22           53
                                            -------    -------     ------    -------     -------         -------      -------
Net income..............................     $  392     $  414    $ 1,078    $ 1,510     $ 2,864         $   210      $   695
                                              =====      =====     ======     ======      ======          ======       ======
Net income per share....................     $ 0.11     $ 0.11    $  0.29    $  0.40     $  0.70         $  0.05      $  0.17
                                              =====      =====     ======     ======      ======          ======       ======
Number of shares used in computing per
share amounts...........................      3,504      3,664      3,673      3,820       4,121           4,077        4,150



                                                                DECEMBER 31,                          March 31,
                                                                ------------                          ---------
Balance Sheet Data:                              1991       1992       1993       1994          1995                 1996
- -------------------                              ----       ----       ----       ----          ----                 ----
                                                                 (In thousands)                            (UNAUDITED)
                                                                 --------------

Working capital............................     $  655     $  528     $1,252     $2,188        $4,524               $4,943
Total assets...............................      1,965      2,765      5,057      8,286        11,675               11,949
Long-term capital lease obligations,
including current portion..................         --         --         --         --           188                  171
Shareholders' equity.......................      1,065      1,484      2,583      4,210         6,794                7,489

(1) Includes $229 gain from insurance proceeds on equipment theft.


UNAUDITED SELECTED PRO FORMA FINANCIAL INFORMATION(1)

         THE PRO FORMA INFORMATION BELOW IS UNAUDITED AND PRESENTED FOR ILLUSTRATIVE PURPOSES ONLY. THE INFORMATION PRESENTED BELOW IS NOT NECESSARILY INDICATIVE OF THE RESULTS OR FINANCIAL POSITION THAT ACTUALLY WOULD HAVE BEEN OBTAINED IF THE MERGER HAD BEEN CONSUMMATED, NOR IS IT NECESSARILY INDICATIVE OF FUTURE OPERATING RESULTS OR FINANCIAL POSITION.


                                                       FISCAL YEAR ENDED MAY 31                            NINE MONTHS ENDED
                                                      --------------------------                           -----------------
                                                                                                              FEBRUARY 29,
                                                  1993              1994              1995                        1996
                                                  ----              ----              ----                        ----
                                                              (In thousands, except per share data)
PRO FORMA CONSOLIDATED STATEMENTS
OF INCOME
Net Sales...............................
    Laser systems and service...........           $36,742           $41,985           $69,106                   $77,778
    Capacitor manufacturing equipment ..            20,393            23,961            39,115                    38,393
    Vision systems......................            10,173            14,555            18,991                    20,537
    Divested product lines..............             7,980             4,042             --                        --
                                                   -------           -------         ---------                 ---------

                                                       FISCAL YEAR ENDED MAY 31                    NINE MONTHS ENDED
                                                      --------------------------                   -----------------
                                                                                                     FEBRUARY 29,
                                                   1993              1994              1995                      1996
                                                   ----              ----              ----                      ----
                                                              (In thousands, except per share data)
PRO FORMA CONSOLIDATED STATEMENTS
OF INCOME
    Total...............................            75,288            84,543           127,212                   136,708
Cost of sales...........................            38,643            39,745            59,366                    62,665
                                                  --------           -------           -------                   -------
Gross margin............................            36,645            44,798            67,846                    74,043
Operating expenses:
    Selling, service and  administrative            21,508            23,501            33,490                    33,351
    Research, development and
    engineering.........................            11,201            11,410            17,642                    15,224
    Acquired in-process research and
    development.........................             --                --                --                        6,000
                                                 ---------         ---------         ---------                   -------
    Total operating expenses............            32,709            34,911            51,132                    54,575
                                                    ------            ------            ------                    ------
Operating income........................             3,936             9,887            16,714                    19,468
Interest income (expense)...............             (794)             (631)               532                       821
Other income (expense)..................             (108)             2,081                21                     (313)
                                                  --------          --------         ---------                 ---------
Income before income taxes..............             3,034            11,337            17,267                    19,976
Provision for income taxes..............               371             2,093             4,757                     5,907
                                                   -------           -------           -------                   -------
Net income..............................          $  2,663          $  9,224          $ 12,510                  $ 14,069
                                                  ========          ========          ========                  ========

Net income per share....................         $    0.32         $    1.04         $    1.24                 $    1.26
    Number of shares used in computing
    per share amounts...................             8,447             8,868            10,093                    11,187




                                                                MAY 31                               FEBRUARY 29,
                                                               --------                              ------------
                                                   1993              1994              1995                     1996
                                                   ----              ----              ----                     ----
                                                            (In thousands)
PRO FORMA CONSOLIDATED BALANCE
SHEET DATA
Working capital.........................           $29,345           $37,604          $ 78,448                  $ 94,485
Total assets............................            64,123            68,403           118,621                   142,422
Long-term obligations, including
current portion.........................             7,126               768                --                       188
Shareholders' equity....................            45,447            56,439            98,489                   118,802

(1) Pro forma information is based on combined ESI and AISI after giving effect to the proposed Merger on a pooling of interests accounting basis, assuming the Merger had been effective during all periods presented above. See "Unaudited Pro Forma Combined Financial Statements."


                      EQUIVALENT PER COMMON SHARE DATA

         The following table sets forth selected historical per common share data for ESI and AISI, pro forma data per share of ESI Common Stock, and equivalent pro forma data per share of AISI Common Stock after giving effect to the proposed Merger on a pooling-of-interests accounting basis, assuming the

Merger had been effective during all the periods presented. The pro forma equivalent data for AISI are based on the historical amounts per share, multiplied by the Conversion Ratio. The data should be read in conjunction with the consolidated financial statements and notes thereto and other financial information with respect to ESI and AISI incorporated by reference into or set forth elsewhere in this Prospectus/Proxy-Information Statement, and such data are qualified in their entirety by reference thereto. See "Incorporation of Certain Documents by Reference" and "Unaudited Pro Forma Combined Financial Statements."



                                                                        MAY 31                           FEBRUARY 29,
                                                                       --------                          ------------
                                                                 1993             1994           1995                1996
                                                                 ----             ----           ----                ----
ESI COMMON STOCK(1)...............................
Net Income per share:(2)
    Historical....................................               $0.37            $1.23          $ 1.53              $ 1.24
    Pro forma combined............................                0.32             1.04            1.24                1.26
Book value per share at period-end(3):
    Historical....................................                                                11.28               12.88
    Pro forma combined............................                                                 9.30               10.94
AISI COMMON STOCK(1)..............................
Net income per share:(2)..........................
    Historical....................................                0.11             0.38            0.38                0.64
    Pro forma equivalent..........................                0.18             0.56            0.57                1.02
Book value per share at period-end(3).............
    Historical....................................                                                 1.30                1.97
    Pro forma equivalent..........................                                                 2.01                3.05

(1) Neither ESI nor AISI paid any cash dividends for any of the periods presented.

(2) Represents the 12 months ended May 31 and nine months ended February 29, 1996 for ESI combined with the twelve months ended March 31 and nine months ended December 31, 1995 for AISI.

(3) Included for specified periods (as of May 31 and February 29 for ESI and as of March 31 and December 31 for AISI) only in accordance with SEC rules.


                          MARKET AND MARKET PRICES
                              FOR COMMON STOCK

         ESI Common Stock is traded on the Nasdaq National Market under the symbol "ESIO." The information presented in the table below represents the high and low sales prices per share for ESI Common Stock for the periods indicated. On May 13, 1996, the last full trading day prior to public announcement of the Merger, the last sale price for ESI Common Stock was $22.50, and on __________, 1996, the last full trading day for which quotations were available as of the date of this Prospectus/Proxy-Information Statement, the last sale price for ESI Common Stock was $____. Following the Merger, ESI Common Stock will continue to be traded on the Nasdaq National Market.

         There is no established public trading market for AISI Common
Stock.


 Fiscal
  Year                                                  ESI COMMON STOCK
  ----                                                  ----------------

  1994                                                 High           Low

       First Quarter................................ $14-3/4        $9-1/8
       Second Quarter...............................    17          10-3/4
       Third Quarter................................  15-1/2        12-1/2
       Fourth Quarter...............................    16           9-1/4

1995
       First Quarter................................  13-3/4         8-5/8
       Second Quarter...............................  20-1/4        12-1/4
       Third Quarter................................  23-1/4        17-1/2
       Fourth Quarter...............................  29-5/8        18-3/4

1996
       First Quarter................................  39-3/4        24-5/8
       Second Quarter...............................  41-1/2        24-1/2
       Third Quarter................................  30-1/2        18-3/4
       Fourth Quarter...............................  27-5/8        16-3/4


         ESI has not paid any cash dividends on ESI Common Stock during the last five fiscal years. ESI intends to retain its earnings for its business and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

         AISI has never paid any cash dividends on AISI Common Stock and has no intention of paying cash dividends in the foreseeable future.

         AISI SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ESI COMMON STOCK. NO ASSURANCE CAN BE GIVEN CONCERNING THE MARKET PRICE FOR ESI COMMON STOCK BEFORE OR AFTER THE DATE ON WHICH THE MERGER IS CONSUMMATED. THE MARKET PRICE FOR ESI COMMON STOCK WILL FLUCTUATE BETWEEN THE DATE OF THIS PROSPECTUS/PROXY-INFORMATION STATEMENT AND THE DATE ON WHICH THE MERGER IS CONSUMMATED AND THEREAFTER.


                    THE ESI SPECIAL SHAREHOLDERS MEETING

GENERAL; DATE, TIME AND PLACE OF MEETING

         This Prospectus/Proxy-Information Statement is being furnished to holders of ESI Common Stock in connection with the solicitation of proxies by the ESI Board for use at the ESI Special Meeting to be held at 14000 NW Science Park Drive, Portland, Oregon, 97229-5497 at ______ a.m., local time, on ________, 1996, or at any adjournments or postponements thereof, for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders of ESI.


MATTERS TO BE CONSIDERED AT THE ESI SPECIAL MEETING

         At the ESI Special Meeting, Shareholders of record of ESI as of the close of business on __________, 1996, will be asked to consider and vote upon the issuance by ESI of up to 3,000,000 shares of ESI Common Stock as merger consideration upon conversion of all issued and outstanding shares of AISI Common Stock held by AISI shareholders (other than dissenting AISI shareholders) and to be issuable upon exercise of the AISI Options, and (ii) to transact such other business as may properly come before the ESI Special Meeting or any postponements or adjournments thereof. Of the

3,000,000 shares of ESI Common Stock to be issued in connection with the Merger, approximately 2,350,000 shares will be issued with respect to the outstanding shares of AISI Common Stock, and approximately 650,000 shares will be issuable upon exercise of outstanding AISI Options.

         ESI shareholder approval is required by ESI as a Nasdaq National Market issuer. Pursuant to Nasdaq National Market listing rules, shareholder approval must be required by Nasdaq National Market issuers for, among other things, issuance of common stock in connection with an acquisition of the stock or assets of another company if the newly issued common stock has or will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance or the number of shares to be issued is or will be equal to or in excess of 20% of the number of shares of common stock before the issuance. ESI shareholder approval is not required for the Merger Agreement or the Merger under its corporate governance documents or the Oregon Business Corporation Act.

THE ESI BOARD HAS DETERMINED THAT THE MERGER IS ADVISABLE AND IN THE BEST INTERESTS OF ESI AND ITS SHAREHOLDERS, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS A VOTE BY THE SHAREHOLDERS OF ESI FOR APPROVAL OF THE ISSUANCE OF UP TO 3,000,000 SHARES OF ESI COMMON STOCK IN CONNECTION WITH THE MERGER.

RECORD DATE; VOTING AT THE ESI SPECIAL MEETING; VOTE REQUIRED

         The ESI Board has fixed __________, 1996 as the record date for the determination of the Shareholders of ESI entitled to notice of and to vote at the ESI Special Meeting. Only holders of record of ESI Common Stock on the record date will be entitled to notice of and to vote at the ESI Special Meeting. As of the record date, there were ____________ shares of ESI Common Stock outstanding and entitled to vote. Each record holder of ESI Common Stock on the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the shareholders of ESI at the ESI Special Meeting.

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of ESI Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. The approval of the issuance of up to 3,000,000 shares of ESI Common Stock to be issued in connection with the Merger will require the affirmative vote of the holders of a majority of the shares of ESI Common Stock present (in person or by proxy) at the Special Meeting and entitled to vote thereon.

         ABSTENTIONS AND BROKER NON-VOTES WILL NOT BE COUNTED, BUT WILL HAVE THE PRACTICAL EFFECT OF A VOTE AGAINST THE PROPOSAL SINCE THEY REPRESENT ONE LESS VOTE FOR APPROVAL.

         As of May 31, 1996, directors and executive officers of ESI and their affiliates may be deemed to be the beneficial owners of approximately 3.0% of the outstanding shares of ESI Common Stock. Each of the directors and executive officers of ESI has indicated an intention to vote or direct the vote of all shares of ESI Common Stock over which he or she has voting control in favor of the issuance of the ESI Common Stock.

PROXIES

         This Prospectus/Proxy-Information Statement is being furnished to holders of ESI Common Stock in connection with the solicitation of proxies by and on behalf of the ESI Board for use at the Special Meeting.

         All shares of ESI Common Stock that are entitled to vote and are represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting and not duly and timely revoked, will be voted at the Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR approval of issuance of up to 3,000,000 shares of ESI Common Stock in connection with the Merger.

         If any other matters are properly presented for consideration at the Special Meeting (or any adjournments or postponements thereof), including, among other things, consideration of a motion to adjourn or postpone the Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed forms of proxy and voting thereunder will have discretion to vote on such matters in accordance with their best judgment, except that proxies voted against issuance of the additional shares of ESI Common Stock will not be voted for any adjournment or postponement of the Special Meeting.

         Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of ESI at or before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of ESI before taking the vote at the Special Meeting or (iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to ESI, 13900 NW Science Park Drive, Portland, Oregon, 97229-5497, Attention:
Corporate Secretary, or hand-delivered to the Corporate Secretary of ESI at or before taking the vote at the Special Meeting.

         In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of ESI in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and ESI will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

                     AISI SHAREHOLDERS WRITTEN CONSENT

         Approval of the Merger by AISI's shareholders will be by written consent of the holders of at least a majority of the outstanding shares of AISI Common Stock, in lieu of a shareholders meeting. Consents will be obtained only from the five largest AISI shareholders, who hold in the aggregate in excess of 70 percent of the outstanding shares of AISI Common Stock. All of the five largest shareholders have voting or observer representation on the AISI board of directors, which unanimously approved the Merger. There will be no general solicitation of consents, and this Prospectus/Proxy-information Statement will be provided to all AISI shareholders other than the five largest shareholders solely for informational purposes. Directors, officers and employees of AISI will communicate in person or by telephone with the five largest AISI shareholders regarding the consents, without additional compensation. Written consents given may be revoked until AISI obtains written consents from the holders of at least a majority of the outstanding shares of AISI Common Stock and the notice required by the Michigan Business Corporation Act has been mailed to all AISI shareholders. Consents may be revoked by duly executing a later written revocation and delivering it to AISI,
Attention: Corporate Secretary, at 110 Parkland Plaza, Ann Arbor, MI 48103.


                                 THE MERGER

DESCRIPTION

         Under the Merger Agreement, AISI will be merged with and into AISI Merger Corp. ("Merger Corp."), a wholly-owned subsidiary of ESI formed for this purpose, with Merger Corp. continuing as the surviving corporation. At the Effective Time, each outstanding share of AISI Common Stock will be converted into the right to receive a number of shares that corresponds to the Conversion Ratio.

BACKGROUND OF THE MERGER

         ESI uses high performance machine vision in its semiconductor yield improvement product. ESI's management has long pursued a strategy to increase the speed and accuracy of machine vision in semiconductor yield improvement products. Also, ESI is enhancing the value of other ESI product lines with machine vision and creating vision products which could be sold to other end-users and original equipment manufacturers ("OEMs").

         The first step in implementing this strategy was the purchase of certain assets of Intelledex, Inc. in June 1991. In July 1992, Donald R. VanLuvanee, President and Chief Executive Officer, joined ESI. His experience includes incorporating machine vision into semiconductor assembly equipment over twenty years ago. For several years, he was the President of Kulicke & Soffa, Inc., the most significant customer of AISI. His experience and the previously expressed interest of ESI's Board of Directors in developing machine vision sales caused ESI to begin to focus in this area.

         The ESI Vision Products Division integrated its machine vision product into the ESI semiconductor yield improvement product in fiscal 1993. During fiscal 1994, ESI added key technical and sales personnel to increase its presence in the machine vision business. In July 1995 ESI acquired XRL, Inc., previously a competitor in the semiconductor yield improvement market, and added additional machine vision products and engineering personnel. In fiscal 1996, ESI purchased certain assets of Cybernetic Systems and Automation, Inc. and hired its founders to extend product offerings to the broader electronics industry. Cybernetic Systems and Automation, Inc. developed and sold products to inspect and align the solder paste applied to printed circuit boards.

          The machine vision industry has grown dramatically since ESI's Board of Directors approved the purchase of the former Intelledex assets. Machine vision capability in general and for solutions to specific problems is a fundamental requirement in a broad array of products used to make or assemble semiconductor and electronic products. ESI's vision-related sales have more than tripled from a small base since fiscal 1992; however, penetration of OEM accounts was limited. In late fiscal 1995, ESI's management decided to alter its general application, custom hardware focus and to begin to create specific vision products that run as software in a general purpose, PC-based environment. During fiscal 1996, ESI has concentrated its efforts on selling those products to OEM suppliers of semiconductor and electronics equipment. This effort has been modestly successful.

         AISI also has focused on forming OEM business arrangements for the key discrete steps in the manufacture of semiconductors and electronic printed circuit boards. AISI uses its machine vision technology to provide its OEM customers with well-defined competitive advantages. By selectively focusing on key customers, AISI seeks to achieve a premium price for the OEM's product, which allows AISI the opportunity to maximize the value of its vision products.

         AISI has long term OEM relationships with Universal Instruments, Philips, and Kulicke & Soffa. New OEMs include Canon, Toshiba Automation, Sanyo Silicon, Samsung Aerospace, and Haitai Electronics. In 1995, $18.7 million of systems were sold to these eight customers. Motorola, Intel, Siemens, Samsung Electronics, Ishikawajima-Harima Heavy Industries, and Japan E-M use AISI's systems for automating a variety of manufacturing operations. In 1995, $3.4 million of systems were sold to these six accounts.

         In the OEM vision market, AISI is believed to be the second largest supplier and has been increasing its market share. However, it is considerably smaller than the market leader in total sales. The size of a vision supplier is an issue for large OEM's and semiconductor companies, and it is preferable for the supplier to be a public company.

         Between 1981 to 1989, AISI received $23 million of equity funding. For several years the shareholders had anticipated a merger or a public sale of equity securities. These considerations, combined with the growth and profitability of the past five years, and the desire of AISI's shareholders for liquidity, resulted in the objective to either successfully complete an initial public offering of the Company's stock or merge AISI into a public company whereby significant operating synergies would be created between AISI and that company.

         In July 1995 and periodically through the remainder of the calendar year Joseph L. Reinhart, Director of Business Development for ESI and Robert D. Pavey, Chairman of the Board of AISI had discussions regarding the combination of AISI and ESI. During these discussions Mr. Pavey noted that AISI was examining several business and financial options including selling the company and offering shares to the public. Concurrently, ESI recognized its need to focus on developing electronic industry OEM accounts and the value of a high performance machine vision system.

         In 1995, AISI chose underwriters and commenced the process for an initial public offering of common shares. This process was postponed in October 1995 as the shares of other technology companies began to decline in value and the outlook for business conditions appeared to be more uncertain than the period January to September 1995.

         In November 1995, the AISI Board of Directors decided to consider a merger with one of a few selected companies, one of which was ESI. In December 1995, AISI contacted Barry L. Harmon, ESI's Senior Vice President and Chief Financial Officer, to inquire about ESI's interest in merging with AISI and asked for an expression of interest in such a merger by mid-January 1996.

         The ESI Board of Directors held a regularly scheduled meeting on January 12, 1996 and authorized ESI's management to express a positive response to a potential merger with AISI and to pursue preliminary due diligence activity.

         On January 19, 1996, Mr. Harmon and Mr. Reinhart met with several of AISI's officers in Ann Arbor, Michigan to develop a deeper understanding of the AISI business strategy, organization, products and financial prospects. In late January 1996, AISI asked ESI to quantify its interest in AISI. ESI responded to this request affirmatively at the level of 3,000,000 shares of ESI Common Stock; however, no formal offer was made to merge.

         In February and March 1996, Messrs. VanLuvanee, Harmon and Reinhart met twice with members of AISI's Board of Directors. These preliminary discussions reviewed ESI's business strategy and financial condition and assessed the financial prospects, business philosophy, company culture and strategic direction for both ESI and AISI. These meetings resulted in a general belief by both parties that a merger would potentially benefit both companies; however, no agreement was reached.

         On March 13, 1996, ESI proposed the Merger and the Conversion Ratio in a letter to AISI, subject to review by its Board of Directors and completion of due diligence. AISI reviewed the expressions of interest received from ESI and evaluated other alternatives available to AISI, including resumption of the process to undertake an initial public offering.

         On April 11 and 12, 1996, ESI held a regularly scheduled meeting of its Board of Directors and approved a resolution to offer to merge with AISI at the Conversion Ratio, subject to satisfactory completion of due diligence, including direct contact with AISI's key customers and a detailed analysis of the financial implications of the Merger. On April 15, 1996, the AISI Board of Directors authorized AISI officers to conduct negotiations with ESI with regard to a merger agreement.

         During the period from April 18, 1996 until May 13, 1996, ESI and AISI management held several face-to-face and telephone meetings to complete the Merger Agreement and to supply ESI with the detailed financial and business information necessary to complete its due diligence. On May 9, 1996 and May 13, 1996, the Boards of Directors of ESI and AISI, respectively, held special meetings, concluded that the proposed Merger would be in the best interests of their respective shareholders, and formally approved the Merger. On May 13, 1996, following the approval of both Boards of Directors, the final Merger Agreement was executed by ESI and AISI.

REASONS FOR THE MERGER

GENERAL

         The Merger will effect a combination of AISI's business with ESI's business on terms that have been carefully considered by the Boards of Directors of each of AISI and ESI and which are believed by them to be fair and equitable to their respective shareholders. The Merger Agreement is the result of arm's length negotiations between AISI and ESI and represents a consideration of many factors, including a judgment as to the nature and potential of the businesses in which the companies are engaged and a judgment as to the potential for the combined operations.

         The Boards of Directors of AISI and ESI each believe that the activities of the companies are compatible and that the Merger will enhance the product development potential of the combined operations.


ESI'S REASONS FOR THE MERGER

         The Merger is expected to add to ESI's ability to serve the expanding capital equipment needs of its global, multi-national customers in the electronics industry. All electronic products are subject to markets which demand higher performance or lower cost over time. Machine vision improves the quality and increases the efficiency of electronic device production. The strengths of greater technical resources and worldwide selling and customer support presence will uniquely position the combined business of ESI and AISI to enhance or add machine vision in all aspects of semiconductor fabrication and the assembly of electronic devices. The Merger also offers the possibility of achieving improved operating efficiencies through elimination of duplicate efforts.

         The Board of Directors of ESI believes the combined business of ESI and AISI will have the potential to realize increased market share and improved operating and financial performance compared to the two entities operated independently. In addition to the above benefits, the Board of Directors of ESI has identified the following potential benefits for ESI's shareholders:

- --       AISI develops and supplies high performance machine vision systems targeted at the OEM electronics industry, providing an excellent compliment to ESI's existing product offering and the vision requirements of ESI's customers.

- --       The addition of AISI to ESI will result in the combined business being among the recognized suppliers to the machine vision market. Due to the relative size of the machine vision market in comparison to the other markets served by ESI, the combined business will offer ESI substantial opportunity to increase the size of its overall business through effective utilization of combined resources.

- --       The majority of AISI's revenues have been from domestic customers, whereas the majority of ESI's revenues have been from off-shore customers. The combined business will benefit from complementary distribution strengths.

AISI'S REASONS FOR THE MERGER

         In 1995, after several years of profitability, AISI explored options to provide market liquidity to its shareholders and increase value, including an initial public offering and merger with a public company. AISI first opted for a public offering, but ultimately decided against proceeding with the offering because of customer and market uncertainty. AISI then considered merger options, including a merger with ESI. Among the factors considered were: the price that could be obtained for AISI's common stock; synergies between AISI and ESI; future appreciation in the value of the stock of ESI's Common Stock; the business, results of operations, asset quality and financial condition of ESI; the ability to account for the Merger as a pooling of interests; the qualification of the Merger as a tax-free reorganization; and the speed with which the Merger could be completed. After considering all these factors, the Board of Directors of AISI concluded that the Merger would provide the desired market liquidity and the best prospect for increasing long-term value for AISI shareholders.


CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes certain U.S. federal income tax consequences of the Merger that are generally applicable to ESI, Merger Corp., AISI and holders of AISI Common Stock. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations thereunder (including final, temporary or proposed), and current administrative rulings and court decisions as of the date of this Prospectus/Proxy-Information Statement, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein.

         The following discussion is intended only as a summary of certain principal U.S. federal income tax consequences of the Merger and does not purport to be a complete analysis or listing of all of the potential tax effects. In particular, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular AISI shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. The discussion also does not address the effects of the Merger on holders of AISI Options. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws or the tax consequences of transactions effectuated prior to or after the Merger (whether or not such transactions are in connection with the Merger), including without limitation transactions in which shares of AISI Common Stock are acquired or shares of ESI Common Stock are disposed of. This discussion assumes that the AISI shareholders hold their AISI Common Stock as capital assets within the meaning of Section 1221 of the Code.

         EACH AISI SHAREHOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF THE MERGER, INCLUDING THE
APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS.

         The Merger has been structured with the intent that it be a tax-free reorganization under U.S. federal income tax law. It is a condition to the obligations of ESI to consummate the Merger that Brouse & McDowell, counsel to AISI, render to ESI at the Closing an opinion that the Merger, if consummated on the terms of the Merger Agreement as described in this Prospectus/Proxy-Information Statement, will constitute a reorganization under Section 368(a)(1)(A) and (a)(2)(D) of the Code and ESI, AISI and Merger Corp. will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel has relied in part upon certain written representations, warranties and covenants of ESI, AISI, and certain shareholders of AISI.

         No ruling has been sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the Merger, and the opinion of counsel is not binding on the Internal Revenue Service or any court. There is no assurance that the IRS will not successfully assert a contrary position. Furthermore, the opinion of counsel is provided solely for the benefit of ESI and does not constitute legal advice to AISI or any shareholder of AISI.

         The opinion of counsel will provide that the Merger, as a tax-free reorganization, will have the following federal income tax consequences for AISI shareholders, AISI and ESI:

         (1) No gain or loss will be recognized by the shareholders of AISI upon the exchange of all of their AISI Common Stock for ESI Common Stock (including any fractional share interests).

         (2) Each shareholder of AISI receiving cash in lieu of a fractional share interest in ESI Common Stock in the Merger will be treated as if such shareholder actually received the fractional share interest and the fractional share interest was subsequently redeemed by ESI. The deemed redemption will be treated as a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code. The cash to be received by each such shareholder will be treated as a distribution in full payment in exchange for the shareholder's fractional share interest under
Section 302(a) of the Code. Gain or loss will be recognized measured by the difference between the amount of cash received and the basis of the AISI Common Stock surrendered therefor, properly allocated to the fractional share interest.

         (3) The tax basis of ESI Common Stock (including ESI Common Stock considered as received in respect of any fractional share interest) to be received by a shareholder of AISI in the Merger will be the same as the basis of the AISI Common Stock surrendered in exchange therefor.

         (4) The holding period of ESI Common Stock (including ESI Common Stock considered as received in respect of any fractional share interest) to be received by a shareholder of AISI in the Merger will include the period during which the AISI Common Stock exchanged for such ESI Common Stock was held by such shareholder of AISI.

         (5) No gain or loss will be recognized by AISI as a result of the Merger.

         (6) No gain or loss will be recognized by either ESI or Merger Corp. as a result of the Merger.


ACCOUNTING TREATMENT

         The Merger is expected to be treated as a "pooling of interests" for accounting purposes. This accounting method permits the recorded assets and liabilities of both ESI and AISI to be carried forward to the surviving corporation at their recorded historical amounts and no recognition of goodwill in the combination is required of either company in the Merger.

         As a condition to the Merger, ESI and AISI shall have each received an opinion of Arthur Andersen LLP, independent public accountants, to the effect that, based upon certain material facts and certain representations and warranties described in such opinion, the Merger will qualify for treatment as a pooling of interests.


INTERESTS OF CERTAIN PERSONS IN THE MERGER; CERTAIN COMPENSATION MATTERS

         It is expected that, following the Merger, James E. Anderson, President and Chief Executive Officer of AISI, will serve as a vice president of ESI. It is also expected that Robert D. Pavey, Chairman of the Board of Directors of AISI, will be appointed to be a director of ESI shortly after the Merger.

         Robert D. Pavey, 53, currently Chairman of AISI's Board of Directors, has been a director of AISI since 1981. Mr. Pavey is a co-founder and partner of Morgenthaler Ventures, a venture capital firm formed in Cleveland, Ohio in 1969 and an early investor in AISI. He is a director of Atria Software, Inc., a public company, and of Plustech Inc., a company currently in registration, and of four other private portfolio companies. Mr. Pavey is a past president of the National Venture Capital Association.

         Mr. Pavey, as each non-employee director of AISI, has served without compensation, but has been reimbursed, upon request, for expenses incurred in attending meetings of the Board of Directors.

         Pursuant to certain Shareholders' Agreements dated February 17, 1984, and January 18, 1985 and a certain Agreement dated July 24, 1987, several shareholders of AISI's Common Stock are required to vote any voting securities of AISI that they may own at any time for the election as directors of the designees of certain shareholders of AISI Common Stock. These arrangements will terminate on or prior to the Merger.

         James E. Anderson, 49, joined the Company in November 1984 and was elected to the positions of Director and President in February 1986. Prior to

1986 Mr. Anderson was responsible for the engineering, R&D, and operations functions for the Company. From 1982 to 1984 Mr. Anderson helped establish and served as general manager for Ashland Automation Services, Inc. a division of Ashland Oil. From 1978 to 1982, Mr. Anderson held various marketing and technical management positions with Manufacturing Data Systems, Inc. (MDSI) and SAI Comsystems Inc. from 1976 to 1978. From 1968 to 1976 Mr. Anderson served as a naval engineering officer and telecommunications specialist for the Naval Security Group of the U.S. Navy. He holds a Bachelors degree in Computer Science from Purdue University and a Masters Degree in Systems Management from the University of South Carolina.

         Under the original terms of the Options granted pursuant to AISI's 1989 Incentive Stock Option Plan, its 1991 Incentive Stock Option Plan, its 1992 Incentive Stock Option Plan, its 1995 Incentive Stock Option Plan, and the three non-qualified stock option agreements between AISI and Barry Borgerson (dated May 4, 1993), Dale Compton (dated April 10, 1990) and Jon
G. Ehrmann (dated July 30, 1990) (collectively, the "AISI Stock Plans"), a portion of all outstanding Options, whether or not vested, will automatically become vested and exercisable upon a change in control (as defined therein). The consummation of the Merger will constitute a change in control for purposes of such agreements. For James E. Anderson, President and Chief Executive Officer of AISI, and Jon G. Ehrmann, Chief Financial Officer of AISI, their option vesting will accelerate by 40 percent, and for all other optionees option vesting will accelerate by 20 percent. Additionally, pursuant to the Merger Agreement, each Option granted under the AISI Stock Plans which is outstanding and unexercised immediately prior to the Effective Time will be converted at the Effective Time into, and will become, a stock option to purchase ESI Common Stock and will continue to be governed by the terms of the AISI Stock Plans as assumed. See "The Merger Agreement--Treatment of AISI Stock Options."

         The Merger will constitute a change of control for the purposes of the AISI Stock Plans, and will have the effect of accelerating the vesting of a portion of Options granted to various persons under those plans. The chart below details the effects of such accelerated vesting for AISI officers, expressed as shares of ESI Common Stock.

                                             Total Number of
                                            Options for Which
                                              Vesting Will Be                      Approximate
                                                Accelerated                           Value of
                       Scheduled Dates     (expressed in shares       Exercise      Accelerated
Employee               for Option Vestin     ESI Common Stock)         Price $         Options
- --------               -----------------     -----------------        --------       --------

James E. Anderson      August 7, 2000             6,400                $12.50         $ 86,400

Stephen S. Wilson      December 18, 1996          1,493                $ 3.13         $ 34,155
                       August 7, 2000             1,280                $12.50         $ 17,280

Donald Redding         April 26, 2000             3,840                $ 9.38         $ 63,840
                       August 7, 2000             1,280                $12.50         $ 17,280

Jon G. Ehrmann         August 21, 1996            2,240                $ 3.13         $ 51,240
                       August 7, 2000             2,560                $12.50         $ 34,560

Philip White           July 7, 1999              10,133                $ 6.25         $200,129

Yvette Puskarich       October 25, 1999           2,560                $ 9.38         $ 42,560
                       April 26, 2000               960                $ 9.38         $ 15,960

* The values shown reflect the difference between the aggregate value of the shares of ESI Common Stock subject to Options based upon the closing price on _______________, 1996 of $26 per share of ESI Common Stock, less the aggregate exercise price under such Options.

         All shares of ESI Common Stock to be issued pursuant to exercise of the AISI Options are included in the total 3,000,000 shares of ESI Common Stock to be issued in connection with the Merger. If all outstanding AISI Options were to be exercised after the Merger, ESI would receive proceeds of approximately $4 million.

         The Merger Agreement provides that ESI will, or will cause Merger Corp. to, subject to the conditions set forth in the Merger Agreement, continue in effect AISI's directors and officers liability insurance policy (or any equivalent therefor) for officers and directors of AISI immediately prior to the Merger.

SUMMARY COMPENSATION TABLE

         The following table shows information concerning compensation paid to Mr. Anderson for services to AISI in all capacities during the fiscal year ended December 31, 1995.


                                             Annual                             Long-Term
                                          Compensation                        Compensation
                                          ------------                        ------------
Name &                                                                     Options Granted for          All Other
Principal Position               Salary                 Bonus(1)          AISI Common Stock (#)        Compensation
- ------------------               ------                 --------          ---------------------        ------------
James E. Anderson               $163,541                 $64,314                 41,900                  $14,930
President and Chief
Executive Officer

- ---------------

(1)      Represents bonus amounts paid in 1995 for services rendered in 1994.


         Mr. Anderson participates in an annual bonus plan which is available to all officers and certain policy-making employees. Under the plan, no bonuses are payable unless AISI achieves predetermined profit and revenue objectives set by the Board of Directors. In 1994, the profit and revenue objectives were met.

OPTIONS TABLE

         The following table sets forth details regarding stock options granted to Mr. Anderson in fiscal year 1995. In addition, there are shown the hypothetical gains or "option spreads" that would exist for the options, assuming rates of annual compound stock appreciation of 5% and 10% from the date the options were granted over the full option term.


                                                                                         Potential Realizable Value at
                                                                                         Assumed Annual Rates of Stock
                           Option Grants in Last Fiscal Year                             Price Appreciation for Option Term
                           ---------------------------------                             ----------------------------------
                                      % of Total
                                    Options Granted
                   Options Granted     for AISI
                      for AISI       Common Stock       Exercise or
                    Common Stock     to Employees       Base Price
Name                     (#)        in Fiscal Year         ($/Sh)       Expiration Date       5%($)            10%($)
- ----                    -----       --------------        --------      ---------------       -----            ------
James E.               41,900            15.5%             $8.00          Aug. 7, 2005       $210,805          $534,222
Anderson



OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

         The following table sets forth the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1995. Also reported are values of "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of AISI's Common Stock as of December 31, 1995 ($8.00) as determined by AISI's Board of Directors.


                                                 NUMBER OF SECURITIES                        VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED                       IN-THE-MONEY OPTIONS
                                              OPTIONS AT FISCAL YEAR-END                      AT FISCAL YEAR-END


                                           Exercisable          Unexercisable           Exercisable          Unexercisable
                                           -----------          -------------           -----------          -------------
James E. Anderson                            162,900               25,000                $1,399,100            $     -0-

         In January 1995, Mr. Anderson exercised an option to purchase 44,000 shares of AISI Common Stock at a price of $1 per share. All these options were granted on December 28, 1988 pursuant to AISI's 1989 Incentive Stock Option Plan.

         Options for the purchase of AISI Common Stock have been issued under the AISI Stock Plans. Incentive stock options intended to qualify under Section 422A of the Internal Revenue Code of 1986, as amended, may be granted under the these AISI Stock Plans. The AISI Stock Plans are administered by the Board of Directors which selects the optionees and determines (i) the number of shares subject to each option; (ii) the vesting schedule of the option; (iii) the exercise price, which, in the case of incentive stock options, cannot be less than 100% of the fair market value on the date of grant; and (iv) the duration of the option (which in the case of incentive stock options, cannot exceed 10 years). All options granted under the AISI Stock Plans are non-transferable other than by will or the laws of descent and distribution and are exercisable during the lifetime of the optionee only while the optionee is in the employ of AISI or within ninety days after termination of employment. If an employee dies, the option is exercisable in full for one year thereafter.

         On July 8, 1994, AISI loaned Mr. Anderson the principal amount of $500,000 at a fluctuating interest rate equal to the rate charged from time to time on AISI's line of credit with its primary bank. As of the date hereof, Mr. Anderson's aggregate unpaid indebtedness to AISI is $347,872 plus accrued interest. This amount is payable to AISI on demand, and its repayment is primarily secured by a pledge of options to purchase AISI Common Stock owned by Mr. Anderson.


REGULATORY MATTERS

         Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division, and the specified waiting period requirements has expired. ESI and AISI each filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on May 21, 1996 and May 23, 1996, respectively. On June 22, 1996, the waiting period under the HSR Act expired. At any time before or after consummation of the Merger, the FTC, the Antitrust Division, state attorneys general or others could take action under the antitrust laws with respect to the Merger, including seeking to enjoin the consummation of the Merger or seeking divestiture of substantial assets of ESI or AISI.


APPRAISAL RIGHTS

ESI SHAREHOLDERS

         ESI shareholders will not have dissent and appraisal rights as a result of the Merger or the issuance of up to 3,000,000 shares of ESI Common Stock in connection with the Merger.

AISI SHAREHOLDERS

         Pursuant to Section 407 of the Michigan Business Corporation Act ("MBCA"), it is expected that certain persons who collectively hold more than a majority of the outstanding shares of AISI Common Stock will consent in writing to the proposed Merger. If the Merger is consummated, MBCA Sections 761 through 774 permit any holder of AISI Common Stock who did not join in the written consent to demand payment of the fair value of his shares of AISI Common Stock, in lieu of receiving shares of ESI's Common Stock pursuant to the Merger. The text of MBCA Sections 761 through 774 is attached as Annex B hereto and incorporated herein by reference. The description of dissenters' rights contained in this Prospectus/Proxy-Information Statement is qualified in its entirety by reference to those sections of the MBCA which are attached hereto as Annex B.

         Each person entitled to dissenter's rights has received with this Prospectus/Proxy-Information Statement that certain Notice of Shareholders of

Applied Intelligent Systems, Inc., of Certain Actions Taken by Written Consent and Section 766 Notice to Dissenting Shareholder (the "Notice"). The Notice explains the action taken by written consent and sets forth the procedure that must be followed by any AISI shareholder who wishes to dissent and receive payment for his shares in lieu of ESI common stock. The Notice is accompanied by a copy of MBCA Sections 761 through 774 and a payment demand form which must be returned in accordance with the instructions provided in the Notice no later than ______________, 1996.

         A holder of AISI Common Stock who wishes to dissent must make a written demand and deposit his certificates in accordance with the terms of the Notice. The demand must include the information specified in the Notice and must be received by AISI by the date specified above.

FAILURE TO FOLLOW THE PROCEDURE SET FORTH IN SECTIONS 761 THROUGH 774 REGARDING DISSENTERS' RIGHTS, ATTACHED AS ANNEX B, INCLUDING WITHOUT LIMITATION TIMELY RETURN OF THE PAYMENT DEMAND FORM AND ANY CERTIFICATES EVIDENCING OWNERSHIP OF SHARES OF AISI COMMON STOCK, WILL CONSTITUTE A WAIVER OF SUCH RIGHTS.


                            THE MERGER AGREEMENT

         The following paragraphs summarize, among other things, the material terms of the Merger Agreement, which is attached hereto as Annex A and incorporated by reference herein. Recipients of this Prospectus/Proxy-Information Statement are urged to read the Merger Agreement in its entirety for a more complete description of the Merger.

EFFECTIVE TIME OF THE MERGER

         As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the parties thereto will file certificates of merger with the Secretaries of State of both Oregon and Michigan. The Merger will become effective upon the later of such filings (the "Effective Time").

CONVERSION OF SHARES

         At the Effective Time, each outstanding share of AISI Common Stock will be converted into the right to receive a number of shares of ESI Common Stock that corresponds to the Conversion Ratio. AISI will merge with and into Merger Corp., with Merger Corp. as the surviving corporation. First Chicago Trust Company of New York has been designated as the transfer agent ("Transfer Agent") in the Merger.

         As promptly as practicable after the Effective Time, ESI will cause the Transfer Agent to mail to each AISI shareholder, who is a shareholder of record as of the Effective Time, transmittal material for use in exchanging certificates of AISI Common Stock for certificates of ESI Common Stock. The transmittal materials will contain information and instructions with respect to the surrender of AISI Common Stock certificates in exchange for new certificates representing ESI Common Stock and cash in payment for any fractional shares resulting from the exchange.

         The form of Transmittal Letter to be signed by each AISI shareholder provides for, among other things, transmittal of such shareholder's shares of AISI Common Stock to the Transfer Agent, agreement to the indemnification provisions contained in the Merger Agreement, agreement to the Escrow and the appointment of the Shareholder
Representatives.

         The transmittal package also will include a form of stock power to be endorsed in blank by each AISI Shareholder with respect to the shares of ESI Common Stock subject to the Escrow and, for any AISI Shareholder who did not execute the written consent approving the Merger, the Dissenters' Rights notice required by Section 766 of the MBCA. See "Merger Agreement--Indemnity and Escrow Agreement."

         AISI SHAREHOLDERS SHOULD NOT SURRENDER ANY AISI COMMON STOCK CERTIFICATES UNTIL THE LETTER OF TRANSMITTAL AND OTHER DOCUMENTS DESCRIBED ABOVE HAVE BEEN RECEIVED.

         Fractional shares of ESI Common Stock will not be issued in the Merger. Instead, each shareholder of AISI who would otherwise be entitled to a fraction of a share will receive, in lieu thereof, an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction and the Average Sales Price. For this purpose "Average Sales Price" means the average of the high and low prices of ESI Common Stock, as reported in THE WALL STREET JOURNAL, for the trading day immediately preceding the Closing Date.

TREATMENT OF AISI STOCK OPTIONS

         The terms and provisions of the Options will continue in full force and effect following the Merger. At the Effective Time, each Option will be assumed by ESI and will be converted into an option to purchase the whole number of shares of ESI Common Stock corresponding to the number of shares of AISI Common Stock which the holder of the Option would have been entitled to receive had such holder exercised the Option in full immediately prior to the Effective Time (whether or not such Option would then have been exercisable), which number of shares will be equal to the product (rounded to the nearest whole number) of (x) the number of shares of AISI Common Stock for which such Option is exercisable MULTIPLIED BY (y) the Conversion Ratio. The exercise price per share will be redetermined by dividing the per share exercise price immediately prior to the Effective Time by the Conversion Ratio. If all outstanding AISI Options were to be exercised after the Merger, ESI would receive aggregate proceeds of approximately $4 million.

         The term, exercisability, vesting schedule, status as an "Incentive Stock Option" under Section 422 of the Code, if applicable, and all other terms and conditions of the Options will to the extent permitted by law and otherwise reasonably practicable be unchanged; each Option which is an Incentive Stock Option will be adjusted in accordance with the requirements of Section 425(a) of the Code so as not to constitute a modification, renewal or extension of the Option within the meaning of
Section 424 of the Code. Continuous employment with AISI will be credited to the optionee for purposes of determining the vesting of the number of shares of ESI Common Stock subject to exercise under the optionee's converted Option after the Effective Time.

RESALE OF ESI COMMON STOCK BY AFFILIATES

         A condition to ESI's obligations under the Merger Agreement, among others, is that certain of the "major" shareholders of AISI and other AISI shareholders who are other "affiliates" of AISI will have delivered letters confirming their understanding and agreement that they will not, among other things, sell, transfer or otherwise reduce their interest in the shares of ESI Common Stock they receive in the Merger or reduce their risk relating thereto until after ESI has published financial results covering at least the 30 days of combined operations occurring after the Closing Date.

         In addition, such parties have agreed that they will not sell or otherwise dispose of any shares of ESI Common Stock unless such sale or disposition is permitted pursuant to the provisions of Rule 145 under the Securities Act, is otherwise exempt from registration under the Securities Act, or is effected pursuant to a registration statement under the Securities Act.

AISI'S CONDUCT OF BUSINESS PENDING THE MERGER

         Pending the consummation of the Merger, AISI has agreed to carry on its business in the ordinary and usual manner and not to take any of the following actions without the prior written consent of ESI: (a) amend its Articles of Incorporation or Bylaws; (b) enter into any new agreements that have the effect of increasing compensation or benefits payable to its officers or employees, other than indemnification agreements with its officers and directors on terms consistent with the provisions of AISI's Articles of Incorporation and Bylaws; (c) change its authorized capitalization; (d) declare, set aside or pay any dividends; (e) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class other than pursuant to the exercise of AISI stock options outstanding on March 31, 1996; (f) redeem, purchase or otherwise acquire any shares of its capital stock, merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it, liquidate or sell or dispose of any of its assets, or close any plant or business operation; (g) incur, assume or guarantee any indebtedness, or modify or repay any existing indebtedness; (h) enter into any transaction, make any commitment (whether or not subject to the approval of the Board of Directors of AISI) or modify any contracts or take or omit to take any action which could be reasonably anticipated to have a material adverse effect on the business, properties, financial condition or results of operations of AISI; (i) transfer, lease, license, guarantee, sell, mortgage, pledge, or dispose of, any property or assets (including without limitation any intellectual property), encumber any property or assets or incur or modify any liability, other than the sale of inventory in the ordinary and usual course of business; (j) authorize capital expenditures other than in the ordinary course of business, form any subsidiary, or make any acquisition of, or investment in, assets or stock of any other person or entity; (k) make any tax election; (l) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled, terminated or renewed without prior notice to ESI; (m) change its method of accounting as in effect at December 31, 1995, except as required by changes in generally accepted accounting principles as concurred with by the AISI's independent auditors, or change its fiscal year; (n) conduct any transactions which, in the opinion of ESI or Arthur Andersen LLP, could disqualify the Merger for pooling of interests accounting; or (o) authorize or enter into an agreement to do any of the actions referred to in paragraphs (a) through (n) above.

NONSOLICITATION OF ALTERNATIVE TRANSACTIONS

         AISI has agreed that it will not directly or indirectly encourage, initiate or solicit any inquiries or the submission of any proposals or offers from any person relating to any merger, consolidation, sale of all or substantially all of its assets or similar business transaction involving AISI (each, an "Acquisition Transaction"). AISI has further agreed that is will not participate in any negotiations regarding, furnish to any other person any information with respect to, or otherwise assist or participate in, any attempt by any third party to propose or effect any such transaction. Notwithstanding, nothing in the Merger Agreement is intended to prohibit (i) AISI from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited proposal of an Acquisition Transaction if and to the extent that (a) the Board of Directors of AISI determines in good faith, upon advice of legal counsel, that such action is required for the directors of AISI to fulfill their fiduciary duties and obligations under Michigan law and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, AISI provides immediate written notice to ESI to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, or (ii) the Board of Directors of AISI from acting to withdraw or modify its approval of the Merger following receipt of an unsolicited proposal for an Acquisition Transaction if it determines in good faith, upon advice of legal counsel, that such action is required for the directors of AISI to fulfill their fiduciary duties and obligations under Michigan law.

CORPORATE STRUCTURE AND RELATED MATTERS AFTER THE MERGER

         At the Effective Time, AISI will be merged with and into Merger Corp.. As a result, the separate corporate existence of AISI will cease and Merger Corp. will be the surviving corporation. From and after the Effective Time, the Articles of Incorporation, Bylaws, Board of Directors and officers of Merger Corp. in effect or in office, as the case may be, immediately before the Effective Time will be the Articles of Incorporation, Bylaws, Board of Directors and officers of the surviving corporation. The name of the surviving corporation will be changed to "Applied Intelligent Systems, Inc."

         Each share of Common Stock of Merger Corp. issued and outstanding immediately prior to the Effective Time will remain outstanding without change by virtue of the Merger.

         Prior to or at the closing of the Merger Agreement, AISI will cause each of its employees who will become employees of the surviving corporation to sign a confidentiality and noncompetition agreement in the form signed by ESI's employees.

         Prior to or at the closing of the Merger Agreement, ESI and the Shareholder Representatives will execute the Escrow Agreement and will cause an Escrow Agent to also execute the Escrow Agreement. At the Effective Time one-tenth of the shares of ESI Common Stock that otherwise would be delivered to the AISI shareholders will be delivered to the Escrow Agent and held by the Escrow Agent subject to the indemnity and escrow arrangements described below. See "The Merger Agreement--Indemnity and Escrow Agreement."

CERTAIN COVENANTS

         The Merger Agreement contains mutual covenants of ESI and AISI to use their reasonable best efforts to secure all consents and approvals required for the Merger and to cooperate with respect to publicity.

         In addition to covenants relating to the conduct of its business described above (see "The Merger Agreement--AISI's Conduct of Business Pending the Merger"), AISI also covenants to give ESI and its agents access to AISI and its book and records, to timely make all necessary filings to be made by it under the Hart-Scott-Rodino Act, to obtain necessary shareholder approvals and to provide information in connection with the preparation of this Prospectus/Proxy-Information Statement.

         ESI covenants (a) to not take or omit to take any action that could reasonably be anticipated to have a material adverse effect on ESI,
(b) to take necessary actions in connection with the filing and effectiveness of this Registration Statement and solicitation of proxies of ESI shareholders for approval of the issuance of up to 3,000,000 shares of ESI Common Stock in connection with the Merger, (c)to promptly list up to 3,000,000 shares of ESI Common stock in the Nasdaq National Market System,
(d) to timely make all necessary filings to be made by it under the Hart-Scott-Rodino Act, (e) after the Effective Time, to issue up to 3,000,000 shares of ESI Common Stock, (f) to register the ESI Common Stock issuable upon exercise of the Options on SEC Form S-8, and (g) for a period of two years after the Effective Time, to continue in effect the present AISI directors and officers insurance policies.

         Merger Corp. covenants to not engage in any corporate activity other than the Merger and other transactions contemplated under the Merger Agreement.

CONDITIONS TO THE MERGER

         Consummation of the Merger is subject to the satisfaction of various conditions, including (a) expiration or termination of the waiting period under the Hart-Scott-Rodino Act; (b) no order, decree or injunction that would prevent consummation of the Merger; (c) no material adverse change in the businesses of ESI or AISI; (d) AISI Shareholder approval of the Merger and ESI Shareholder approval of the issuance of up to 3,000,000 shares of ESI Common Stock to effect the Merger; (e) registration of up to 3,000,000 shares of ESI Common Stock under the Securities Act of 1933 and listing on the Nasdaq National Market System; (f) opinion of counsel with respect to tax and other matters; (g) opinion of Arthur Andersen LLP with respect to treatment of the Merger as a "pooling of interests"; (h) delivery to ESI by certain persons and entities who are affiliates of AISI of affiliate representation letters containing certain representations and warranties with respect to such person's ownership of AISI Common Stock and certain representations, warranties and covenants with respect to the shares of ESI Common Stock to be acquired by such persons or entities; (i) a physical count of all AISI tangible assets as of May 31, 1996; and (j) delivery to ESI of confidentiality agreements by all continuing employees.

INDEMNITY AND ESCROW AGREEMENT

         The Merger Agreement provides for indemnification of ESI and Merger Corp. by each AISI shareholder, pro rata and to the extent of such shareholder's shares of ESI Common Stock delivered to the Escrow Agent pursuant to the Merger Agreement and the Escrow Agreement, for and against any losses, costs, expenses, damages and liabilities, including reasonable attorneys' fees (collectively, "Damages"), incurred by ESI or Merger Corp. by reason of or arising out of any inaccuracy in any representation or warranty or the breach of any covenant of AISI made in the Merger Agreement.

         The Merger Agreement further provides that 10% of each AISI shareholder's shares of ESI Common Stock to be received in the Merger, rounded down to the nearest full share, will be delivered to the Escrow Agent and be subject to the terms of the Escrow.

         Claims for indemnification must be made under the indemnity during the first nine months following the Closing Date. No liability exists under the indemnity for the first $100,000 of any claim. In addition, reserves against probable contingencies existing on AISI's balance sheet as of the Closing Date must be used before any claim may be made.

         The Escrow will terminate as early as possible after the nine-month period if no claims are pending. If claims are pending at the end of the nine-month period, the Escrow must terminate not later than the anniversary of the Closing Date.

         In no event will any AISI shareholder have any liability in excess of the shares held in the Escrow.

TERMINATION; BREAKUP FEES

         The Merger Agreement may be terminated and the Merger may be abandoned prior to the Effective Time, under the circumstances specified therein, including (i) by mutual written agreement of ESI and AISI; (ii) by either ESI or AISI, if the Merger shall not have been consummated by October 1, 1996 and if the terminating party has not caused the failure of the Merger to be consummated by its own willful failure to fulfill any of its material obligations under the Merger Agreement; (iii) by either ESI or AISI, if the shareholders of AISI do not approve the Merger or if the shareholders of ESI fail to approve the issuance of the additional shares of ESI Common Stock to effect the Merger; (iv) by either ESI or AISI if a court or a governmental agency prohibits, by order, decree, ruling or any other action, the transactions contemplated by the Merger Agreement; (v) by ESI if the AISI Board of Directors shall have withdrawn or modified in a manner adverse to ESI approval of the Merger, the Merger Agreement or the transactions contemplated thereby; (vi) by ESI if AISI or its representatives shall have taken actions to respond to unsolicited proposals or officers without providing prior notices and cooperation to ESI; and (vii) by AISI if the Board of Directors of AISI determines in good faith, upon advice of legal counsel, that such termination of this Agreement is required for the directors of AISI to fulfill their fiduciary duties and obligations under Michigan law.

         The Merger Agreement provides that ESI will pay a fee of $3 million to AISI if the Merger Agreement is terminated because ESI's Shareholders have not approved the issuance of the additional shares of ESI Common Stock to effect the Merger. AISI will pay a $3 million fee to ESI if the Merger Agreement is terminated because (i) AISI's Shareholders do not approve the Merger, (ii) the AISI Board of Directors withdraws or modifies the approval of the Merger in a manner adverse to ESI or if AISI or its representatives respond to unsolicited proposals or offers in a manner not permitted by the Merger Agreement, or (iii) the AISI Board of Directors makes a determination, on advice of legal counsel, that to do so is required by the fiduciary duties of the directors under Michigan Law.

FEES AND EXPENSES

         Except as set forth above (see "The Merger Agreement--Termination; Breakup Fees"), all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Merger is consummated.

         ESI will pay all fees and expenses, other than AISI's attorneys' fees, incurred in relation to the printing and filing of the Prospectus/Proxy-Information Statement, the Registration Statement and any amendments or supplements thereto.

CONFIDENTIALITY

         Each party to the Merger Agreement has agreed to keep confidential, pursuant to the Confidentiality Agreements dated December 7, 1995 (in favor of AISI) and March 1, 1996 (in favor of ESI)(collectively, the "Confidentiality Agreements"), information provided to the other party pursuant to the Merger Agreement with respect to the business, properties and personnel of the party furnishing such information. The Confidentiality Agreements contain terms restricting the disclosure and use of confidential information exchanged between the two parties in evaluating the Merger and otherwise.


                         INFORMATION CONCERNING ESI

BUSINESS

         ESI provides electronics manufacturers with equipment necessary to produce key components used in wireless telecommunications, computers, automotive electronics, and many other electronic products. ESI is the leading supplier of advanced laser systems used to adjust (trim) electronic circuitry and to improve the yield of semiconductor memory devices. ESI believes it is the leading producer of high-speed test and handling equipment used in the high-volume production of miniature capacitors. Additionally, ESI designs and manufactures machine vision products and laser electronic packaging systems for manufacturers of electronics and other products. ESI's products enable these manufacturers to reduce production costs, increase yields and improve the quality of their products. ESI's customers include manufacturers of: wireless telecommunication products (Ericsson, Motorola and Siemens); automotive electronics (Bosch, Delco, Ford, Nippon-Denso and Siemens); miniature capacitors (Kemet, Kyocera/AVX, Murata, Philips, Samsung and TDK) and semiconductor memory devices (Fujitsu, Hitachi, Hyundai, IBM, Samsung and Texas Instruments).

ELECTRONICS INDUSTRY OVERVIEW

         In recent years, the electronic content of telecommunications products, automobiles and personal computers has increased substantially. For example, automobile manufacturers now routinely include electronic ignition, anti-lock brakes, electronic fuel injection and other electronic systems in place of components that until recently were predominantly mechanical. In addition, new markets for consumer-oriented electronic products such as cellular telephones, facsimile machines, pagers, camcorders and personal computers have developed rapidly as increasingly affordable products have been introduced.

         Demand for electronics manufacturing equipment is driven by the demand for electronic devices and circuits. Electronic devices are used in virtually all electronic products, from inexpensive consumer electronics to the most sophisticated computers. These devices are produced in very large unit volumes.

         The demands upon manufacturers to supply increasing quantities of electronic devices have been accompanied by increased complexity and reduced size. As electronic products become more powerful and portable, the devices in these products must be faster, smaller and more reliable. To achieve these attributes of higher performance, the electronic device manufacturers use finer device geometries, increase densities, and tune the devices to precise electrical values. Manufacturers of cellular telephones, for example, must use miniaturized circuits to accommodate the size limitations of the finished product. These circuits must also operate within precise frequency specifications, typically requiring component values with less than 0.5 percent tolerance, in order for the existing cellular frequency bands to accommodate the expanding number of cellular users without interchannel interference.

         As electronic device densities and performance demands have increased, the manufacturers of capacitors and resistors that are basic components of assembled electronic devices have been compelled to reduce size and to improve performance of these individual components. The increasing miniaturization of these components makes production, testing and handling difficult.

         In addition to quantity, size and performance demands, a trend throughout the electronics industry is cost reduction. The highly competitive markets for electronic products create cost limitations at the consumer level, and result in cost pressure on component manufacturers. The manufacturers seek to reduce device costs by improving throughput, yield and quality in device production.

OVERVIEW OF MARKETS, PRODUCTS AND STRATEGY

         Pagers, cellular telephones, personal computers and automotive electronics represent the largest end-market applications for electronic devices and circuits that are produced using ESI's systems. ESI's customers also serve a wide range of other electronic applications.

         ESI believes that it is critical that each of its products provide the customer with measurable production benefits, such as improved yield, increased throughput, greater reliability, or increased flexibility, resulting in the lowest cost of ownership and a high return on investment. ESI also designs its production systems with a migration path for system upgrade, thereby providing its customers flexibility to add capacity or improve product performance at a reasonable incremental cost.

         ESI believes it is the leading merchant equipment supplier to three specialized markets: laser trimming, miniature capacitors test and production and memory repair. ESI also serves the machine vision and laser electronic packaging markets.

         LASER TRIMMING SYSTEMS. ESI's laser trimming systems are used to tune the precise frequency of electronic circuits that receive and transmit signals in pagers, cellular telephones and other wireless devices. ESI's laser trimming systems are also used to tune automotive electronic assemblies such as engine control circuits.

         ESI's laser systems are used by manufacturers supplying the telecommunications, automotive, and consumer markets. Customers include Bosch, Delco, Ericsson, Ford, IBM, Motorola, Nippon-Denso, Philips, Siemens, Sumitomo and Vishay Intertechnology.

         Laser trimming is used to adjust the electrical performance of an electrical product or assembly containing many circuits. The laser trimming system removes a precise amount of material from one or more circuits to achieve the desired electrical specification for the entire product. This process is called "functional trimming," and is performed while the product or assembly is under power. For example, in pagers, laser trimming of a few selected circuits in the product is used to tune the electrical performance of the entire product to the desired frequency specification.

         ESI's laser trimming systems also adjust the electrical performance of individual devices such as film resistors, resistor networks, capacitors and hybrid circuits. Laser trimming is required because the screening process used to manufacture resistors cannot cost effectively deposit material precisely enough to provide consistent electrical values. The trimming system can also be rapidly reprogrammed to trim devices to different values, enabling the manufacturer to efficiently convert volume-produced devices of a single value into devices with a variety of values.

         The following chart summarizes the models, typical applications and key features of ESI's current laser trimming products.

                        ESI LASER TRIMMING PRODUCTS

                                                                         Throughput
                              Typical                 Accuracy            (trims per                Work Area
Product                     Application               (microns)             second)                 (inches)
- -------                     -----------               ---------             -------                 --------
Model 4210               Surface mount                  2.5                   50                    3.5 x 3.5
                         capacitor and
                         resistor
                         trimming

                                     31

Model 977                Test intensive,                1.55                  50                      3 x 3
                         thick film,
                         functional
                         trimming
Model 960                Thick film                     1.27                  50                      3 x 3
                         functional
                         trimming
Model 907                Chip resistor                  1.27                 100                      3 x 3
                         trimming
Model 4410               Thick/thin film                1.0                   15                      4 x 4
                         functional
                         trimming

         TEST AND PRODUCTION SYSTEMS FOR MINIATURE CAPACITORS. ESI's Palomar product offering consists of automated test, production and handling equipment for manufacture of miniature multi-layer ceramic capacitors ("MLCCs") which are used in very large numbers in nearly all types of electronic circuits. Large numbers of MLCCs are used in circuits that process analog signals or operate at high frequencies such as in video products (VCRs and camcorders), voice communication products, wireless telecommunication products and computers. Principal customers for ESI's MLCC test and production equipment are Kemet, Kyocera/AVX, Murata, Philips, Samsung and TDK.

         The worldwide miniature capacitor market is estimated to be $4.5 billion (225 billion units) in 1996. Most of the leading producers are in Japan, led by Kyocera, Murata and TDK. ESI believes it is the leading merchant supplier of equipment to the MLCC industry for production of miniature capacitors. Production demands imposed by miniaturization are leading capacitor manufacturers to increasingly consider merchant equipment suppliers as an alternative to internal development of manufacturing equipment.

         As circuit sizes have shrunk, the size of commonly used miniature capacitors has also shrunk to as small as .04" x .02" x .01". These minute sizes and the high unit volumes place extraordinary demands on manufacturers. ESI's products combine high-speed, small parts handling technology with microprocessor-based systems to provide highly automated solutions for MLCC manufacturers. ESI's test and termination equipment and specialty handling tools perform a broad range of functions in the manufacturing process.

         TEST. Virtually all capacitors are tested and sorted by capacitance (electrical energy storage) and dissipation (electrical energy leakage). ESI's equipment employs high-speed handling and positioning techniques to precisely load, test and sort capacitors based upon these electrical values.

         TERMINATION. MLCCs are manufactured in a lamination process, layering conducting and insulating materials. ESI's microprocessor-based termination systems apply conductive material to the ends of surface mountable MLCCs, permitting connection of the device in a circuit.

         HANDLING TOOLING. ESI offers a wide range of specialized production fixtures and tools for various stages of the manufacturing process, including a series of patented carrier plates capable of handling up to 8,000 devices per plate for termination application. The decreasing size and growing volumes of MLCCs produced cause manufacturers to continuously seek new tools and fixtures to improve throughput and handling efficiency.

         The following chart summarizes certain of ESI's current products, applications and key features:

            ESI MINIATURE CAPACITOR TEST AND PRODUCTION PRODUCTS


Product                                 Application                             Key Features
- -------                                 -----------                             ------------

TEST SYSTEMS

Models 16A and 18                       Tests capacitance,                      High speed rotary tester
                                        dissipation factor and                  with throughput of up to
                                        voltage capability for                  50,000 parts/hour.
                                        small (Model 18) and
                                        medium (Model 16A) size
                                        MLCCs

Models 12-4 and 3001 IR                 Tests insulation                        High speed parallel
                                        resistance (IR) of MLCCs                tester with throughput
                                                                                of up to 50,000
                                                                                parts/hour.  Model 3001
                                                                                IR includes automatic
                                                                                bulk loading.

Model 3300                              Test capacitance                        High speed rotary tester
                                        dissipation factor and                  with throughput of up to
                                        voltage capability for                  180,000 parts/hour.
                                        small and medium size
                                        MLCCs; tests insulation
                                        resistance
TERMINATION SYSTEMS

Models 2001 and 2020                    Electrical contact                      Microprocessor
                                        attachment on MLCCs                     controlled surface mount
                                                                                termination system with
                                                                                throughput up to 130,000
                                                                                parts/hour.  Model 2020
                                                                                includes an integrated
                                                                                kiln.

Model 2007                              Electrical contact                      High productivity
                                        attachment on MLCCs                     microprocessor
                                                                                controlled surface mount
                                                                                termination system with
                                                                                throughput up to 470,000
                                                                                parts/hour.
HANDLING TOOLING

Carrier Plates                          Plates to batch handle                  Patented composite
                                        MLCCs for test and                      carriers to handle the
                                        termination                             full range of MLCC sizes
                                                                                and up to 8,000 pieces
                                                                                per batch.

Test Tooling                            Test fixtures for use                   Permits precise location
                                        with ESI systems                        and positioning of MLCCs
                                                                                during the test
                                                                                operation.

         MEMORY REPAIR SYSTEMS. Memory repair systems are used by nearly all manufacturers of dynamic random access memories (DRAMs) to increase production yields. Personal computers and high performance workstations are the largest market for semiconductor memory, although photocopiers, facsimile machines and telecommunications equipment represent products requiring increasing amounts of memory. Customers of ESI's memory repair systems include Fujitsu, Hitachi, Hyundai, IBM, Motorola, Samsung, Siemens, and Texas Instruments.

         Laser memory repair is a process used by memory device manufacturers to replace defective circuit elements with spare elements, and thereby salvage a memory device. Lower cost, higher capacity memory devices have been achieved by reducing the size of circuit elements and increasing the number of circuit elements per device, thereby requiring leading edge semiconductor processes.

These processes generally result in lower manufacturing yields, especially in the early stages of producing a new generation of memory devices. Yield improvement is thus critical in the early stages of producing a new generation device.

         The primary method used by memory manufacturers to maintain and increase yield is to include extra circuit elements on each device. These "redundant" elements can then be used to replace defective elements found by test after fabrication. ESI's laser systems perform this repair by determining the optimum number and location of connections and disconnections necessary to repair the device, rapidly positioning links under the laser, and directing a laser energy pulse to cut those links to deactivate defective memory cells and activate spare cells. Redundancy is used by virtually every manufacturer of DRAMs and is increasingly being used by manufacturers of other semiconductor memory devices such as static random access memories, (SRAMS).

         ESI currently offers the Model 9200HT PLUS and the Model 1225HP laser processing systems for memory repair. The Model 9200HT PLUS is designed to process increasingly dense memory devices, including 16 and 64 megabit DRAMs. To accommodate the range of memory sizes, the Model 9200HT PLUS includes a programmable laser spot size feature. ESI's Model 9200HT PLUS has a guaranteed mean time between failure of better than 1,500 hours and has a raw throughput rate of 1,200 links per second. The Model 1225HP laser memory repair system utilizes patented stage plus galvanometer beam positioning to achieve 0.35 micron positioning accuracy. ESI holds the patent for the ScribeView 2 illuminator, used for optical character recognition (OCR), a vital step in the memory repair process.

         VISION SYSTEMS. ESI's Vision Products Division designs and manufactures machine vision products. ESI's vision systems combine advanced computer technology, proprietary software and optical equipment to reduce application development time and provide machine vision inspection that facilitates quality products and fast throughput. The TurboHR+ vision system is integrated in ESI's laser memory repair systems and is also marketed independently to electronic and semiconductor industry customers for general purpose inspection, part position verification for manufacturing processes, wafer identification using optical character recognition (OCR), measurement, alignment, machine guidance and assembly verification. Customers for ESI's vision products include Hewlett Packard, Motorola and Seagate.

         ELECTRONIC PACKAGING AND MICROMACHINING SYSTEMS. ESI has expanded its product offering in the micromachining systems business, which focuses on surface contouring, cutting, and scribing of a variety of materials for the electronics industry. ESI's advanced laser technology provides a cost effective method for forming electrical connections between layers, called vias, in a multiple layer substrate. The initial product, the Model 5000, is targeted for use in small geometry substrate production. The Model 5100, introduced in June 1996, represents the next generation and offers productivity improvement by providing the capability to drill over 10,000 vias per minute. Applications in this market include new generations of IC packages, multi chip modules, and high density circuit boards. The primary advantage of the ESI technology is the ability to process the wide variety of materials used in the electronics industry, including ceramic, traditional glass reinforced circuit boards, copper, and new organic compounds. Customers include Automata, Erricson, Sheldahl, Siemens and W.L. Gore.

SALES, MARKETING AND SERVICE

         ESI sells its products worldwide through direct sales and service offices located in or near: Boston, Dallas, Portland and San Diego in the United States; Tokyo, Nagoya, Seoul and Taipei in Asia; and Munich, London, Paris and Leiderdorp, Netherlands in Europe. ESI serves customers in approximately 30 additional countries through manufacturers representatives.

         ESI has a substantial base of installed products in use by leading worldwide electronics manufacturers. ESI emphasizes strong working relationships with these leading manufacturers in order to meet their needs for additional systems and to facilitate the successful development and sale of new products to these customers.

         ESI maintains service personnel wherever it has a significant installed base and provides service anywhere its equipment is installed. New systems are tested to ensure they meet requirements and acceptance criteria incorporated into customer orders. ESI also offers a variety of warranties (which vary from 90 days to three years), maintenance contracts, and parts replacement programs.

         ESI has an OEM contract with Advantest Ltd. to supply memory repair systems in Japan. Sales to Advantest amounted to 4.0%, 7.0%, 7.2% and 5.7% for the fiscal years 1993, 1994, 1995 and for the nine months ended February 29, 1996. ESI maintains a presence in Korea through a wholly-owned subsidiary.

         International sales accounted for 57.3%, 54.7%, 70.9% and 66.3% of ESI's net sales for fiscal years 1993, 1994, and 1995 and for the nine months ended February 29, 1996.

         Kyocera/AVX accounted for 10.8% and 12.4% of ESI's sales in fiscal 1994 and 1995, respectively. In fiscal year 1993, and for the nine months ended February 29, 1996, no one customer exceeded 10% of sales: the loss of certain customers could have a material adverse effect upon ESI's sales or earnings.

BACKLOG

         Backlog consists of written purchase orders for products for which ESI has assigned shipment dates within the following twelve months. Backlog also includes written purchase orders for spare parts and service to be delivered or performed within the next twelve months. Backlog was $32 million at February 29, 1996 versus $26 million at May 31, 1995 and $8 million at May 31, 1994. ESI experienced increased backlog in all product areas and expects all of its existing backlog to ship within the next twelve months.

RESEARCH, DEVELOPMENT AND TECHNOLOGY

         ESI believes that its ability to compete effectively depends, in part, on whether it can maintain and expand its expertise in core technologies and product applications. The primary emphasis of ESI's research and development is to advance ESI's capabilities in:

        o         Lasers and laser/ material interaction
        o         High speed, sub-micron motion control systems
        o         Precision optics
        o         High speed, small parts handling
        o         Image processing and optical character recognition
        o         Real-time production line electronic measurement
        o         Real-time software
        o         Systems integration

         ESI's research and development expenditures for fiscal years 1993, 1994, and 1995 and for the nine months ended February 29, 1996 were $9.0 million (13.3% of net sales), $8.9 million (12.3% of net sales), $13.7 million (12.7% of net sales), and $11.9 million (10.1% of net sales), respectively. The foregoing figures do not include research and development expenditures funded by the Advanced Research Projects Agency (ARPA) of the U.S. Government. In September 1993, ESI was awarded a cost-shared contract from ARPA. Under the initial terms of the contract, ARPA provided $1 million of funding towards the development of a flat panel display laser interconnect and repair system. In March 1995 and September 1995, the contract scope of work was expanded and an additional $100,000 and $210,000, respectively, of funding was awarded. This project is consistent with ESI's technology strategy. During fiscal years 1994 and 1995, ESI received approximately $1.1 million of funding from ARPA which offset research and development expenses. In addition, research and development expenditures for the nine months ended February 29, 1996 do not include the acquired in-process research and development expense of $6.0 million incurred in connection with the purchase price allocation of XRL, Inc.

COMPETITION

         ESI's markets are competitive. The principal competitive factors in the industry are product performance, reliability, service and technical support, product improvements, price, established relationships with customers and product familiarity. ESI believes that its products compete favorably with respect to these factors. Some of ESI's competitors have greater financial, engineering and manufacturing resources than ESI and larger service organizations. In addition, certain of ESI's customers develop, or have the ability to develop, similar manufacturing equipment. There can be no assurance that competition in ESI's markets will not intensify or that ESI's technological advantages may not be reduced or lost as a result of technological advances by competitors or customers or changes in electronic device processing technology.

         For laser trimming systems, major competitors are NEC and General Scanning. In miniature capacitor test and production equipment, ESI's competition comes mainly from manufacturers that develop systems for internal use, and in Japan, from test equipment manufactured by Tokyo Weld and Humo, among others. ESI's major competitors for memory repair systems are Nikon and General Scanning. The Vision Products Division competes with stand alone vision suppliers such as Cognex and Robotic Vision Systems, Inc., and with robotics and factory automation companies, such as Adept and Allen Bradley. There are also numerous small vision companies and captive vendors in Japan, North America and Europe.

MANUFACTURING AND SUPPLY

         ESI's laser system manufacturing operations consist of electronic subassembly, laser production and system final assembly. Principal production facilities are headquartered in Portland, Oregon. In addition to the Portland, Oregon facility, memory repair systems are also produced at ESI's facility in Canton, Massachusetts. Miniature capacitor test and production systems are manufactured by ESI's Palomar subsidiary near San Diego. ESI also uses qualified manufacturers to supply many components of its products.

         ESI's laser systems use high performance computers, peripherals, lasers and other components from various vendors, all obtained under purchase agreements. Some components used by ESI are obtained from a single source or a limited group of suppliers. An interruption in the supply of a particular component could require substitutions which would have a temporary adverse impact on ESI. ESI believes it has excellent relationships with its suppliers; it has not experienced any material shortages from its contractors.

EMPLOYEES

         As of February 29, 1996, ESI employed 767 persons, including 179 in engineering and research and development, 326 in manufacturing and 134 in marketing, sales and customer service and support. Many of ESI's employees are highly skilled, and ESI's success will depend in part upon its ability to attract and retain such employees, who are in great demand. ESI has never had a work stoppage or strike and no employees are represented by a labor union or covered by a collective bargaining agreement. ESI considers its employee relations to be good.

PATENTS AND OTHER INTELLECTUAL PROPERTY

         ESI has a policy of seeking patents when appropriate on inventions relating to new products and improvements which are discovered or developed as part of ESI's on-going research, development and manufacturing activities. ESI owns 34 United States patents and has applied for 14 patents in the United States. In addition, ESI has 31 foreign patents and has applied for 38 additional foreign patents. Although ESI's patents are important, ESI believes that the success of its business depends to a greater degree on the technical competence and innovation of its employees.

         ESI relies on copyright protection for its proprietary software. ESI also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques, or that ESI can meaningfully protect its trade secrets.

         Some customers using certain products of ESI have received a notice of infringement from Jerome H. Lemelson, alleging that equipment used in the manufacture of semiconductor products infringes patents issued to Mr. Lemelson relating to "machine vision" or "barcode reader" technologies. Certain of these customers have notified ESI that they may be seeking indemnification from ESI for any damages and expenses resulting from this matter. One of ESI's customers has settled litigation with Mr. Lemelson, and several other customers are currently engaged in litigation involving Mr. Lemelson's patents. While ESI cannot predict the outcome of this or similar litigation or its effect upon ESI, ESI believes that it will not have a material adverse effect on its financial condition or results of operations.


                        INFORMATION CONCERNING AISI

BUSINESS

         AISI was incorporated on November 12, 1975 and adopted the name Applied Intelligent Systems, Inc. on May 28, 1982. AISI provides machine vision solutions for automated process control and visual inspection. AISI uses innovative technology and aggressive customer support to provide solutions which replace the human eye on the factory floor. Today, AISI products are primarily used in the semiconductor and electronics industries to assemble computer chips and electronic printed circuit boards. Machine vision has become the technique of choice in today's advanced industries, to meet the demands for increased standards of reliability and accuracy.

         AISI technology provides a unique, low cost computer architecture, easy-to-use software development tools, and powerful application software which emulate the human thought process. AISI produces computer vision systems capable of making intelligent decisions in response to changing situations machine vision that goes beyond simple "seeing" to actual understanding. AISI's vision computers are configurable with a chain of multiple computer processors working simultaneously. Neural network software uses this increased capability to perform billions of simple calculations per second, analyzing an image as if the vision system were a human brain.

PRODUCTS

         A machine vision system is a computer-based digital image processing and analysis machine that replaces human vision in industrial applications where human vision is inadequate due to speed, resolution or fatigue factors or the inability to resolve and communicate the position or condition of an object to a robot or other computer system in real time.

         A machine vision system consists of image analysis software and high-speed computer hardware to run the software in real time. When connected to a video camera, the vision system interprets the video image and provides information about objects in that image.

         Machine vision systems are widely used in the manufacturing of semiconductor components and electronic printed circuit boards. The machine vision market is estimated to exceed $300 million and to be growing at a rate of approximately 25-35% annually. This growth is driven by the trends in the semiconductor and electronics market and improvements in machine vision technologies which has resulted in increased penetration in these markets.

MARKETS

         The worldwide semiconductor industry is large and currently growing rapidly. The increase in demand is driven by growth in traditional markets for semiconductors such as computers, networking, telecommunications and other advanced electronics applications, the proliferation of semiconductor devices into new products and markets such as cellular telephones, pagers, automobiles, medical products, household appliances and other consumer products, and the rise in semiconductor content in electronic products due, primarily, to the transition from analog to digital equipment.

         Strong semiconductor demand requires semiconductor manufacturers to increase substantially their investment in plant and equipment. Today, a typical fabrication plant costs in excess of $1 billion to construct, with more than two-thirds of the cost allocated to equipment. In a typical fabrication plant of the 1980's, the cost of equipment represented approximately 50% of the total facility cost, but this percentage has risen as the complexity of the average device has increased. This complexity has been driven by the customers of semiconductor manufacturers who demand integrated circuits that perform more complex tasks, run faster, generate less heat and consume less power, while also being both smaller and less expensive.

TECHNOLOGY

         In order to incorporate more complex functionality into a smaller package, to improve performance (which is affected by the distance signals travel through the circuitry) and to control power consumption and heat production, manufacturers are forced to use smaller and smaller device features. A decade ago, integrated circuits generally had feature sizes of three microns or more. Today's more complex integrated circuits may have line geometries and feature sizes of less than 0.5 microns, and devices which will require geometries of 0.25 microns or less are under development. To package these newer devices, assembly equipment must be able to handle smaller, more complex packages with higher pin counts or leads. As feature sizes shrink and device densities increase, huge demands are placed on the semiconductor equipment manufacturers.

         This move toward devices that are denser and more complex has allowed machine vision to emerge as a critical technology in the manufacture of semiconductors. Machine vision enables semiconductor manufacturers to achieve the precision necessary to produce these devices while increasing equipment speed and lowering error rates. Machine vision pervades the manufacturing process from wafer production through integrated circuit packaging, and is used to control steppers, probers, dicers, die bonders, wire bonders and packaging equipment.

         The electronics assembly equipment market is growing at an annual rate of approximately 20-30%. This growth is driven primarily by the increased demand for consumer electronics, automotive and telecommunication products which require increasingly sophisticated electronic assembly techniques. Improvements in integrated circuit design and fabrication have increased the complexity of individual components and have facilitated significant changes in the methods of making interconnections between components and circuit boards. For example, for surface mounted devices with leads, as the number of leads increases and the spacing between leads is reduced, the device becomes more fragile and placement becomes more difficult. Machine vision allows electronics manufacturers to deal with these obstacles while increasing production speeds and quality. Electronics assembly equipment manufacturers are currently using machine vision in the following process steps: bare board inspection, solder paste screening, solder inspection, glue dispensing, device placement and post solder inspection.

         Today, semiconductor and electronics manufacturers are seeking to increase productivity by improving speed, accuracy and quality, while reducing plant, equipment and labor costs. In response to these pressures and the increasing complexity of manufactured products, manufacturers are beginning to merge discrete assembly steps, incorporate in-line inspection and embedded process control, generate statistical information for process control, overlap electrical and mechanical assembly, add flexibility required for shorter life-cycles, and provide more precision than can be afforded by mechanical components.

         In response to these manufacturing requirements, machine vision suppliers are required to deliver systems that provide faster application speeds, process larger images, deliver more accuracy and robustness and provide capabilities for defect detection and analysis. Higher vision application speeds require faster vision algorithms or computers. Compounding the problem, however, is the ongoing trend toward larger image sizes. Over the last decade, image sizes have grown from 128 x 128 pixels, through 256 x 256, to the current standard of 512 x 512 pixels per image. Each doubling of the image size requires four times the computer speed to do the same job, because the number of pixels quadruples. Higher quality requires more accuracy and robustness. More accuracy and robustness can only come from improved software algorithms or processing more pixels within a given field of view. Recognizing errors, or defect detection and analysis, is a very difficult problem in machine vision. Size differences, shape differences, feature relationship differences, texture differences and missing or additional material in the image, may all be considered defects. Vision systems must employ sophisticated hardware and software approaches to meet these challenges.

         AISI's solutions to the demands of the semiconductor and electronics industries are based on a proprietary hardware architecture and an intelligent software approach. AISI's proprietary hardware architecture utilizes massively parallel processing with many processing elements, greatly increasing processing speeds. AISI manufactures linear, Single Instruction, Multiple Data (SIMD) massively parallel computers, which may provide a dedicated computer processing element for every column of pixels in an image. This architecture was designed to be the best trade-off between cost and performance for processing images. AISI's software approach is based upon high level cognitive functions, such as neural networks, mathematical morphology and fuzzy logic, which are designed to emulate human-like, feature-based processing. AISI's proprietary hardware architecture and intelligent software approach provide the AISI system with the flexibility to address the varying challenges confronted by machine vision suppliers.

         Higher vision application speeds are often realized if accuracy of alignment is increased or computers become faster. High alignment accuracy is achieved with AISI's proprietary pattern recognition software ("Vector Correlation") and its improved automated pattern teaching algorithm, insuring that the selected pattern is unique within the image. AISI believes that its Vector Correlation algorithm can be up to twice as accurate in production as typical template matching algorithms, with accuracies being largely maintained even as the quality of the subject images degrades. AISI utilizes a unique, massively parallel processor (MPP) architecture, because faster CPUs alone do not solve problems presented by large amounts of data generated by machine vision applications. The MPP's ability to simultaneously process a large number of data provides an inherent speed benefit over comparable serial processing systems.

         Larger image sizes can be processed by AISI's MPP architecture which is scalable and can be expanded as image sizes increase. Each time an image doubles in size, AISI's array of processing elements can be doubled resulting in higher throughput than serial processing.

         AISI's products provide accuracy and robustness through Vector Correlation and supporting algorithms. Vector Correlation is independent of both lighting levels and shading, and it is more robust than other known algorithms as the object becomes occluded and the background becomes more complex. Algorithms may include fuzzy logic to extend robustness by allowing a defined amount of ambiguity to enter into the algorithm.

         AISI's software and hardware are optimized for the detection of defects. Defect detection is best done by mathematical morphology. Although mathematical morphology is too memory access intensive to be effective on a serial vision computer, AISI's unique MPP morphology is well suited to this task and is the result of a search for hardware that optimizes morphology. Defect analysis goes beyond defect detection and is the determination of the cause and impact of errors introduced in production. AISI provides defect analysis by using intelligent neural networks to analyze image features instead of pixels. This is the way a human would examine an image. Features might be damaged but yet fully recognizable by a neural network or a human. Neural networks are powerful tools for analyzing defects, but they require powerful computer hardware, such as AISI's MPP.

STRATEGY

         AISI has worked closely with its customers in developing new capabilities for machine image recognition. AISI's strategy has been to develop standard hardware and software products which are integrated by customers into their industrial environment. AISI's approach is to make available the entire software development environment, enabling customers to design and refine applications of their own. AISI's commitment to quality support and training has resulted in long-term relationships with several of the world's leading semiconductor and electronic devices manufacturers and equipment suppliers.

         AISI markets its products through direct sales, sales representatives, and value added resellers in North America, Europe, and Asia. Significant customers include: Motorola, Intel, Universal Instruments, and Kulicke & Soffa in the United States; Siemens in Germany; Philips N.V. in Holland; Canon, Sanyo Silicon, Toshiba, Japan-EM and Ishikawajima-Harima Heavy Industries in Japan; Samsung and Haitai Electronics in Korea; and Motorola plants in Malaysia, Taiwan, Hong Kong and the Philippines.


             UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

         The following unaudited pro forma combined statements of income data for the nine month period ended February 29, 1996 and for each of the years in the three year period ended May 31, 1995 and the unaudited pro forma combined balance sheet data as of February 29, 1996, give the pro forma effect of the proposed Merger of ESI and AISI on a pooling-of-interests accounting basis. AISI has a calendar year-end and accordingly all AISI statement of income data have been adjusted to twelve month periods for each of the three periods ended March 31, 1995. The AISI nine months statement of income data is as of December 31, 1995. The pro forma financial data should be read in conjunction with the accompanying financial information with respect to AISI and the financial information incorporated by reference in this Proxy Statement/Prospectus with respect to ESI. See "Information Incorporated by Reference." The following anticipated events have not been included in the Unaudited Pro Forma Combined Financial Statements: (1) Merger related expenses currently estimated at $2.0 million after-tax will be recorded after consummation of the Merger which is expected to occur during the first quarter of fiscal 1997 (Merger related expenses primarily consist of professional fees); and
(2) the positive effects of potential cost savings which may be achieved subsequent to the Merger.

                                ESI AND AISI
                   PRO FORMA COMBINED STATEMENT OF INCOME

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                (UNAUDITED)

                                                   ESI               AISI
                                               YEAR ENDED         YEAR ENDED         PRO FORMA         PRO FORMA
                                              MAY 31, 1993      MARCH 31, 1993      ADJUSTMENT          COMBINED
                                              ------------      --------------      ----------          --------

Net Sales
    Laser systems and service...........           $36,742          $     ----        $   ----           $36,742
    Capacitor manufacturing equipment ..            20,393                ----            ----            20,393
    Vision systems......................             2,736               7,437            ----            10,173
    Divested product lines..............             7,980                ----            ----             7,980
                                                   -------            --------        --------           -------
    Total...............................            67,851               7,437            ----            75,288
Cost of sales...........................            36,141               2,502            ----            38,643
                                                    ------             -------                          --------
Gross margin............................            31,710               4,935            ----            36,645
Operating expenses:
    Selling, service and  administrative            19,189               2,319                            21,508
    Research, development and
    engineering.........................             9,027               2,174            ----            11,201
    Total operating expenses............            28,216               4,493            ----            32,709
                                                    ------            --------        --------            ------
Operating income........................             3,494                 442            ----             3,936
Interest expense........................             (771)                (23)            ----             (794)
Other expense...........................             (108)                ----            ----             (108)
                                                   -------            --------        --------          --------
Income before income taxes..............             2,615                 419            ----             3,034
Provision for income taxes..............               371                ----            ----               371
                                                    ------            --------        --------           -------
Net income..............................           $ 2,244             $   419            ----          $  2,663
                                                   =======             =======        ========          ========

Net income per share....................           $  0.37             $  0.11        $   ----          $   0.32

    Number of shares used in computing
    per share amounts...................             6,146               3,664            ----             8,447



See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                                ESI AND AISI
                   PRO FORMA COMBINED STATEMENT OF INCOME

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                (UNAUDITED)

                                                   ESI               AISI
                                               YEAR ENDED         YEAR ENDED         PRO FORMA        PRO FORMA
                                              MAY 31, 1994      MARCH 31, 1994      ADJUSTMENT        COMBINED
                                              ------------      --------------      ----------        --------
Net Sales
    Laser systems and service...........           $41,985           $    ----       $    ----           $41,985
    Capacitor manufacturing equipment ..            23,961                ----            ----            23,961
    Vision systems......................             2,562              11,993            ----            14,555
    Divested product lines..............             4,042                ----            ----             4,042
                                                  --------            --------         -------           -------
    Total...............................            72,550              11,993            ----            84,543
Cost of sales...........................            35,838               3,907            ----            39,745
                                                   -------            --------                           -------
Gross margin............................            36,712               8,086            ----            44,798
Operating expenses:
    Selling, service and  administrative            20,049               3,452            ----            23,501
    Research, development and
    engineering.........................             8,235               3,175            ----            11,410
                                                  --------            --------                            ------
    Total operating expenses............            28,284               6,627            ----            34,911
                                                   -------             -------        --------            ------
Operating income........................             8,428               1,459            ----             9,887
Interest expense........................             (557)                (74)            ----             (631)
Other income............................             2,081                ----            ----             2,081
                                                   -------            --------        --------           -------
Income before income taxes..............             9,952               1,385            ----            11,337
Provision  for income taxes.............             2,078                  15            ----             2,093
                                                   -------             -------        --------           -------
Net income..............................           $ 7,874             $ 1,370            ----          $  9,244
                                                   =======             =======        ========          ========

Net income per share....................          $   1.23            $   0.37       $    ----         $    1.04

    Number of shares used in computing
    per share amounts...................             6,414               3,693            ----             8,868



See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                                ESI AND AISI
                   PRO FORMA COMBINED STATEMENT OF INCOME

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                (UNAUDITED)

                                                 ESI (A)             AISI
                                               YEAR ENDED         YEAR ENDED         PRO FORMA        PRO FORMA
                                              MAY 31, 1995      MARCH 31, 1995      ADJUSTMENT        COMBINED
                                              ------------      --------------      ----------        --------
Net Sales
    Laser systems and service...........          $ 69,106           $    ----       $    ----           $69,106
    Capacitor manufacturing equipment ..            39,115                ----            ----            39,115
    Vision systems......................             3,055              15,936            ----            18,991
                                                  --------               -----        --------           -------
    Total...............................           111,276              15,936            ----           127,212
Cost of sales...........................            53,278               6,088            ----            59,366
                                                  --------               -----        --------           -------
Gross margin............................            57,998               9,848            ----            67,846
Operating expenses:
    Selling, service and  administrative            29,303               4,187            ----            33,490
    Research, development and
    engineering.........................            13,336               4,306            ----            17,642
    Total operating expenses............            42,639               8,493            ----            51,132
                                                    ------              ------        --------            ------
Operating income........................            15,359               1,355            ----            16,714
Interest income (expense)...............               601                (69)            ----               532
Other income (expense)..................             (208)                 229            ----                21
                                                 ---------             -------           -----          --------
Income before income taxes..............            15,752               1,515            ----            17,267
Provision for income taxes..............             4,658                  99            ----             4,757
                                                   -------             -------        --------           -------
Net income..............................          $ 11,094           $   1,416            ----          $ 12,510
                                                  ========           =========        ========          ========

Net income per share....................         $    1.46          $     0.37            ----         $    1.24

    Number of shares used in computing
    per share amounts...................             7,593               3,820            ----            10,093



See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                                ESI AND AISI
                   PRO FORMA COMBINED STATEMENT OF INCOME

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                (UNAUDITED)

                                                           ESI                    AISI
                                                    NINE MONTHS ENDED       NINE MONTHS ENDED         PRO FORMA        PRO FORMA
                                                      FEB. 29, 1996           DEC. 31, 1995         ADJUSTMENT(B)       COMBINED
                                                      -------------           -------------         ----------          --------
Net Sales
    Laser systems and service.............                 $ 77,778               $    ----          $    ----         $77,778
    Capacitor manufacturing equipment ....                   38,393                    ----               ----          38,393
    Vision systems........................                    2,266                  18,271               ----          20,537
                                                           --------                  ------                             ------
    Total.................................                  118,437                  18,271               ----         136,708
Cost of sales.............................                   54,524                   8,141               ----          62,665
                                                           --------                --------           --------         -------
Gross margin..............................                   63,913                  10,130               ----          74,043
Operating expenses:
    Selling, service and  administrative..                   29,705                   3,646               ----          33,351
    Research, development and
    engineering...........................                   11,905                   3,319               ----          15,224
    Acquired in-process research and
    development...........................                    6,000                    ----               ----           6,000
                                                            -------                --------           --------         -------
    Total operating expenses..............                   47,610                   6,965               ----          54,575
                                                            -------                                   --------         -------
Operating income..........................                   16,303                   3,165               ----          19,468
Interest income (expense).................                      879                    (58)               ----             821
Other expense.............................                    (291)                    (22)               ----           (313)
                                                          ---------               ---------                          ---------
Income before income taxes................                   16,891                   3,085               ----          19,976
Provision (benefit) for income taxes......                    6,226                     431              (750)           5,907
                                                           --------                --------          ---------         -------
Net income................................                 $ 10,665                $  2,654                750        $ 14,069
                                                           ========                ========            =======        ========

Net income per share......................               $     1.24               $    0.64          $    ----       $    1.26

    Number of shares used in computing
    per share amounts.....................                    8,593                   4,121               ----          11,187



See Accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                                ESI AND AISI
                      PRO FORMA COMBINED BALANCE SHEET
                               (in thousands)
                                (unaudited)


                                               ESI                     AISI                PRO FORMA            PRO FORMA
                                         AT FEB. 29, 1996        AT DEC. 31, 1995        ADJUSTMENT(B)          COMBINED
                                         ----------------        ----------------        -------------          --------
CURRENT ASSETS:
Cash and cash equivalents............          $ 12,288              $    805             $     ----              $ 13,093
Securities available for sale........            20,063                  ----                   ----                20,063
Trade receivables, net...............            40,190                 4,378                   ----                44,568
Inventories..........................            29,894                 4,020                   ----                33,914
Deferred income taxes ...............             3,136                  ----                    750                 3,886
Other current assets.................             1,272                    85                   ----                 1,357
                                               --------               -------               --------               -------
  Total current assets...............           106,843                 9,288                    750               116,881
                                                -------               -------                 ------               -------
Property and equipment, at cost......            38,729                 4,637                   ----                43,366
  Less-accumulated depreciation .....          (22,582)               (2,365)                   ----              (24,947)
                                               --------               -------               --------              --------
    Net property and equipment.......            16,147                 2,272                   ----                18,419
OTHER ASSETS:
Deferred income taxes................             1,979                  ----                   ----                 1,979
Other assets.........................             5,028                   115                   ----                 5,143
                                                -------                ------               --------                 -----
TOTAL ASSETS.........................          $129,997              $ 11,675                $   750              $142,422
                                               ========              ========                =======              ========

CURRENT LIABILITIES:
Accounts payable.....................         $   7,286             $   2,594              $    ----              $  9,880
Accrued liabilities:
  Payroll related ...................             2,443                   310                   ----                 2,753
  Commissions........................             2,352                  ----                   ----                 2,352
  Income taxes.......................               928                   279                   ----                 1,207
  Other..............................             4,104                   912                   ----                 5,016
                                                -------               -------               --------               -------
    Total accrued liabilities........             9,827                 1,501                   ----                11,328
Deferred revenue.....................               519                   669                   ----                 1,188
                                                -------               -------               --------               -------
Total current liabilities............            17,632                 4,764                   ----                22,396
OTHER LONG TERM
LIABILITIES..........................             1,107                   117                   ----                 1,224
                                               --------               -------               --------               -------
Total liabilities....................            18,739                 4,881                   ----                23,620
SHAREHOLDERS EQUITY

Preferred stock......................              ----                  ----                   ----                  ----
Common stock.........................            55,516                23,145                   ----                78,661
Retained earnings....................            55,742              (16,351)                    750                40,141
                                                 ------              --------                 ------                ------
  Total shareholders' equity.........           111,258                 6,794                    750               118,802
                                                -------               -------                 ------               -------
Total liabilities & equity...........          $129,997              $ 11,675                $   750              $142,422
                                               ========              ========                =======              ========



Notes to Unaudited Pro Forma Combined Financial Statements

Note A On August 12, 1994, ESI acquired the stock of Chicago Laser Systems, Inc., a privately held company based in Des Plaines, Illinois. ESI financial information for May 31, 1995 includes pro forma combined income statement data as if this acquisition had occurred at the beginning of the period.

Note B Pooling adjustment to reverse a portion of the AISI deferred tax asset valuation allowance.

Note C The pro forma combined statement of income for ESI and AISI have been prepared as if the Merger was completed at the beginning of the periods presented. The pro forma combined net income per share is based on the combined weighted average number of common and common equivalent shares of ESI Common Stock and AISI Common Stock for each period, based on the Conversion Ratio of 0.644 shares of ESI Common Stock for each share of AISI Common Stock.

Note D No significant adjustments are required to conform the accounting policies of the combined company.


       AISI MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

        RESULTS OF OPERATIONS. The following table sets forth certain financial data as a percentage of revenues for the periods indicated:


                                                                                       Three Months Ended
                                                 YEAR ENDED DECEMBER 31,                   March 31,
                                                 -----------------------                   ---------
                                              1993          1994          1995            1995           1996
                                              ----          ----          ----            ----           ----

                                                                                          (unaudited)
Sales................................        100.0%         100.0%        100.0%          100.0%         100.0%

Cost of vision system sales..........          32.5          36.1           44.1            42.2           49.2
                                               ----          ----           ----            ----           ----
Gross profit.........................          67.5          63.9           55.9            57.8           50.8
                                               ----          ----           ----            ----           ----
Operating expenses:
Selling, service and
  administrative expenses............          29.7          27.2           20.9            24.4           18.7
Research, development and
engineering expenses.................          27.0          27.0           20.0            27.7           19.8
                                               ----          ----           ----            ----           ----
Total operating expenses.............          56.7          54.2           40.9            52.1           38.5
                                               ----          ----           ----            ----           ----
Operating income.....................          10.8           9.7           15.0             5.7           12.3
Other income (expense), net..........         (0.6)           1.1          (0.4)           (0.3)            0.3
                                               ---            ---           ---             ---             ---
Income before provision for
   income taxes......................          10.2          10.8           14.6             5.4           12.6
Provision for income taxes...........           0.2           0.6            1.9             0.5            0.9
                                                ---           ---            ---             ---            ---
Net income...........................         10.0%         10.2%          12.7%            4.9%          11.7%
                                              =====


THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

         SALES

         Sales increased 38.4% to $6.0 million for the three months ended March 31, 1996 from $4.3 million for the three months ended March 31, 1995. This increase was primarily attributable to a 41.0% increase in system sales volumes. The increase in sales volume was partially offset by lower average sales prices. International sales decreased to 10.3% of sales for the three months ended March 31, 1996 from 17.8% of sales for the three months ended March 31, 1995.

The following table sets forth the components of AISI's sales:

                                                                               Three Months Ended
                                                                                    March 31,
                                                                                    ---------
                                                                              1995               1996
                                                                              ----               ----
                                                                                (UNAUDITED)
                                                                              (IN THOUSANDS)

Sales:
  Vision system sales............................................                $4,201            $5,924
  Development funding and software sales.........................                   107                40
                                                                                -------          --------
     Total sales.................................................                $4,308            $5,964
                                                                                 ======            ======

         VISION SYSTEM SALES. The increase in vision system sales was due primarily to an increase in unit shipments to existing customers offset by a decrease in the average selling price of each unit. Vision system sales to AISI's two largest customers during the first three months of 1996 increased $2.0 million or 68.3% over the same period of the prior year.

         DEVELOPMENT FUNDING AND SOFTWARE SALES. Revenues recorded from development funding and software sales during the three months ended March 31, 1996 and the three months ended March 31, 1995 represent the revenues from several sales to existing customers.

       GROSS PROFIT. The following table sets forth AISI's vision system sales and gross profit from vision system sales:


                                                                            Three Months Ended
                                                                                 March 31,
                                                                                 ---------
                                                                           1995               1996
                                                                           ----               ----

                                                                                (UNAUDITED)
                                                                              (IN THOUSANDS)

Vision system sales..............................................         $4,201             $5,924
Cost of vision system sales......................................          1,818              2,933
                                                                          ------             ------
Vision system gross profit.......................................         $2,383             $2,991
Vision system gross profit as a percentage
 of vision system sales..........................................          56.7%              50.5%

         Vision system gross profit as a percentage of vision system sales decreased to 50.5% for the three months ended March 31, 1996 from 56.7% for the three months ended March 31, 1995. This decline in gross profit margin is primarily attributable to product mix issues resulting from increased shipments of LANTERN products, increased costs of components used in two main product lines and a decrease in average revenues per vision system sold.

         RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSE

         Research, development and engineering expenses decreased 0.8% to $1.18 million or 19.8% of sales for the three months ended March 31, 1996 from $1.19 million or 27.7% of sales for the three months ended March 31, 1995. This relatively flat expense level is attributable to the net of increases in personnel and facility rental expenses offset by expense reductions from reduced purchases of parts and equipment for development projects.

         SELLING, SERVICE AND ADMINISTRATIVE EXPENSE

         Selling, service and administrative expenses increased 6.3% to $1.1 million or 18.7% of revenues for the three months ended March 31, 1996 from $1.0 million or 24.4% of sales for the three months ended March 31, 1995. This expense increase is a result of greater utilization of consultants and higher recruiting and relocation costs associated with new employees.

         OTHER INCOME (EXPENSE), NET

         The other income (expense), net caption primarily represents the net of interest income earned from investing excess funds and interest expense incurred from borrowings under AISI's line of credit. As of March 31, 1996, AISI had no outstanding borrowings under its line of credit as a result of an increase in cash flow from operations.

         INCOME TAXES

         The effective tax rates are lower than statutory rates primarily due to the utilization of prior years net operating losses.

YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995

         SALES

         AISI derives revenues principally from sales of vision systems. In addition AISI has received non-recurring development funding revenues from strategic partners and customers in connection with product development projects. Sales increased $4.0 million or 37.6% from 1993 to 1994, and $7.8 million or 52.5% from 1994 to 1995. International sales as a percentage of total sales rose from 23.9% in 1993 to 27.0% in 1994, and declined to 12.9% in 1995. The amount of sales recorded from international sources has historically been related to the level of development funding and software sales recorded.

         The following table sets forth the components of AISI's sales:


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    -----------------------
                                                                           1993                 1994               1995
                                                                           ----                 ----               ----

                                                                                        (IN THOUSANDS)

Sales:
  Vision system sales............................................              $  9,196              $12,715           $22,046
  Development funding and software sales.........................                 1,567                2,089               533
                                                                               --------            ---------        ----------
    Total sales..................................................               $10,763              $14,804           $22,579
                                                                                =======              =======           =======

         VISION SYSTEM SALES. AISI's significant increase in revenues since 1993 has been due primarily to an increase in unit shipments partially offset by a decrease in the average selling price of each unit. The growth in product sales to AISI's two largest customers was $3.6 million from 1993 to 1994 and $8.3 million from 1994 to 1995.

         DEVELOPMENT FUNDING AND SOFTWARE SALES. Revenues from development services and software sales in 1993 and 1994 represent revenues recorded from one and two projects, respectively, with one and two customers, respectively. In 1995 revenues were derived from several projects.

         GROSS PROFIT

         The following table sets forth AISI's system sales and gross profit from system sales:


                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    -----------------------
                                                                           1993                1994              1995
                                                                           ----                ----              ----
                                                                                        (IN THOUSANDS)

Vision system sales..............................................         $9,196              $12,715           $22,046
Cost of vision system sales......................................          3,506                5,337             9,959
                                                                           -----                -----             -----
Vision system gross profit.......................................         $5,690               $7,378           $12,087
Vision system gross profit as a percentage
of vision system revenues........................................          61.9%                58.0%             54.8%

         AISI's vision system gross profit margin is affected by several factors, including production volumes, mix between products, manufacturing yields, repair activity, warranty costs and inventory valuation adjustments.

         The decline in vision system gross profit margins from 1993 to 1994 was primarily attributable to increased manufacturing costs associated with initial volume shipments of the LANTERN product and an increase in warranty costs due to the failure of a purchased component part. Additionally, the average revenues per system sold continued to decrease in 1994.

         The decline in vision system gross profit margins from 1994 to 1995 was attributable to increased costs on two proprietary components used on two major product lines, and increases to inventory and warranty reserves in anticipation of the crossover to LANTERN products.

         RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSE

         Research, development and engineering expenses increased $1.1 million or 37.5% from 1993 to 1994 and $0.5 million or 12.9% from 1994 to 1995. However, such costs decreased as a percentage of total revenues from 27.0% in 1993 and 1994, to 20.0% in 1995. The increase in research, development and engineering expense from 1993 to 1994 was attributable to increased staffing and component parts usage to support hardware engineering efforts directed at the LANTERN products and increased application engineering efforts to support existing customers. Additionally, increased usage of computer and test equipment resulted in an increase in depreciation expense and equipment rental expense. The increase in research, development and engineering expense from 1994 to 1995 was also due to increases in staffing and depreciation expense.

         SELLING, SERVICE AND ADMINISTRATIVE EXPENSE

         Selling, service and administrative expenses were $3.2 million, $4.0 million and $4.7 million representing 29.7%, 27.2% and 20.9% of total sales in 1993, 1994 and 1995, respectively. The increase in selling, general and administrative expense from 1993 to 1994 was due to headcount increases to support increased sales volumes partially offset by a decrease in sales commission expense as the level of revenues recorded through third parties decreased in 1994 from 1993. The increase from 1994 to 1995 was due to increased staffing and accelerated amortization of capitalized patent and trademark costs.

         OTHER INCOME (EXPENSE) NET

         AISI's other income (expense) is primarily comprised of interest expense. Interest expense represents interest on borrowings under AISI's bank line of credit which is used primarily to provide working capital and for equipment purchases. However, other income (net) in 1994 principally consisted of a $0.2 million gain recorded as a result of a theft of Company computers and related equipment for which the insurance proceeds exceeded the book value of the stolen assets.

         INCOME TAXES

         The federal income tax provision recorded by AISI reflects the impact of the Alternative Minimum Tax rules. The effective tax rates are lower than statutory rates primarily due to the utilization of prior years net operating losses.

LIQUIDITY AND CAPITAL RESOURCES

         AISI has funded its operations to date through the private sale of equity securities, lease financing, bank borrowings and cash generated from operations. Working capital was $4.9 million as of March 31, 1996. Principal sources of liquidity at March 31, 1996 consisted of $2.7 million in cash and a $3 million revolving, unsecured line of credit under a loan agreement with a commercial bank, which expires in September, 1997 and was unused and available at March 31, 1996. The agreement contains financial covenants and restrictions relating to various matters. As of March 31, 1996, AISI was in compliance with such covenants and restrictions.

         Net cash provided by operating activities was $0.2 million, $0.4 million and $3.2 million for 1993, 1994 and 1995, respectively, and $2.5 million for the three months ended March 31, 1996. The trend of increased cash generated from operations has been due primarily to higher net income.

         Net cash used for investing activities was $0.6 million, $1.4 million and $1.2 million for 1993, 1994 and 1995, respectively, and $0.5 million for the three months ended March 31, 1996. Cash used for investing activities has consisted primarily of capital equipment purchases, primarily for computers and manufacturing equipment.

         Net cash provided by financing activities in 1993 was $0.5 million, primarily from borrowings under AISI's bank line of credit. Cash provided by financing activities in 1994 was due to net borrowings of $0.8 million under AISI's bank line of credit and $0.1 million received upon the exercise of stock options. Net cash used for financing activities was $1.3 million in 1995, and $0.1 million for the three months ended March 31, 1996. Cash used for financing activities has consisted primarily of repayments of AISI's bank line of credit.

BUSINESS ENVIRONMENT

         AISI's business success depends on the accurate identification of viable markets, timely development of technologically superior products, cost effective production processes and providing excellent products to a small number of customers.

         The cost of product development requires AISI to make large investments in relationship to its ability to recover from unforseen market shifts. A significant portion of AISI's future revenues will come from new products. However, a number of uncertainties exist, including AISI's product performance and uncertain market conditions. AISI will also continue to be challenged to balance product cost with continued downward pricing pressure. Accordingly, AISI cannot determine the ultimate effect new products will have on sales or income from existing operations.

         During 1994, AISI completed the first release of products for a new family of vision systems, named LANTERN. The LANTERN family consists of three products: a VME bus-based system, a complete vision system on a single board, and a PCI bus system which is in development. Due to the market demand for these products, AISI put the first two of these systems into production before they had gone through the reengineering phase to reduce size and cost. Therefore, volume shipments of the LANTERN products have caused and will continue to cause declines in gross margins until revised versions of these systems are put into production; this is expected to occur at the end of calendar 1996. The extent of the impact on gross margins from volume shipments of LANTERN products will depend heavily upon the product mix and timing of the completion of the reengineering process.

         AISI has recently adopted an outsourcing strategy for the assembly of its existing vision products. Currently, two contract manufacturers are meeting all of AISI's manufacturing needs for its high volume products. The use of contract manufacturers is expected to improve quality, decrease manufacturing costs, and provide manufacturing flexibility. AISI expects that contract manufacturers will provide most if not all of AISI's future manufacturing services. Additionally, as part of its strategy to improve inventory management AISI has entered into a distributor kitting relationship with a major distributor. As a result of these transitions, AISI may experience product shipment delays and short term increases in manufacturing costs, both of which would negatively impact operating results.

         Revenues have increased and AISI has been profitable in recent years; however, there can be no assurance that AISI's revenues will grow in future periods, that they will grow at historical rates or that AISI will remain profitable in future periods. As a result, AISI believes historical results of its operations should not be relied upon as indications of future performance.

         AISI's revenues are currently dependent on sales to a few OEM customers: 83% of AISI's sales for the three months ended March 31, 1996 were derived from two OEM customers. In 1993, 1994 and 1995, AISI's two largest customers in each year accounted for approximately 57.6%, 61.4%, and 76.9% of AISI's total sales, respectively. AISI has no long-term purchase commitments from any of its customers and expects a significant portion of its future sales to remain concentrated within a small number of customers. The loss of any of these customers or any reductions in purchases from these customers would be significant. In fiscal 1996, one of AISI's significant customers has materially reduced its order rate from levels that existed in late 1995. Continuation of this trend could have a materially adverse impact on future results of operations.

         AISI's operating results fluctuate, therefore cash flows can be uneven. The key to assuring adequate liquidity is positive earnings. A bank line of credit is used to balance short-term disparities between cash receipts and disbursements, and remains an integral part of AISI's capital resources. The cost to develop new products has a long-term benefit for AISI; nevertheless, it is a current operating expense. Balancing generation of income with the investment in research and development is critical to AISI's future success.


                     DESCRIPTION OF AISI CAPITAL STOCK

         As of June 1, 1996, there were 3,490,087 shares of AISI Common Stock outstanding held by 237 holders of record. The issued and outstanding shares of AISI Common Stock are validly issued, fully paid and nonassessable. There is no established public trading market for AISI's Common Stock.

         The holders of outstanding shares of AISI Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The shares of AISI Common stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of AISI. Upon liquidation, dissolution or winding up of AISI, the holders of AISI Common Stock are entitled to receive pro rata the assets of AISI which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of AISI Common Stock is entitled to one vote on all matters submitted to a vote of stockholders.
There is no cumulative voting.


             AISI VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

         AISI Common Stock is the only outstanding authorized voting security of AISI. On June 1, 1996 there were 3,490,087 shares of AISI Common Stock outstanding, entitled to one vote per share. AISI Common Stock does not have cumulative voting rights.

         The following table sets forth certain information with respect to the beneficial ownership of AISI's Common Stock as of June 1, 1996 by (i) each person who is known by AISI to own beneficially more than 5% of the outstanding shares of AISI Common Stock, (ii) each director of AISI who owns AISI's Common Stock, (iii) each of the executive officers who own AISI's Common Stock, and (iv) all executive officers and directors of AISI as a group.


                                                      Beneficial
                                                    Ownership(1)(2)

Name and Address of Beneficial Owner                 Shares         Percent
- ------------------------------------                 ------         -------

Morgenthaler Venture Partners I (3)                  445,967         12.8%
Morgenthaler Venture Partners II (3)                 563,009         16.1%
     700 National City Bank Building
     Cleveland, Ohio  44114
State of Michigan ...........................        626,435         17.9%
     Department of the Treasury
     P.O. Box 15128
     Lansing, Michigan  48901
Michigan Strategic Fund ..................           400,000         11.5%
     525 West Ottawa Street
     Third Floor, Law Building
     Lansing, Michigan  48933
Robert D. Pavey (3)                                        0          0  %
     700 National City Bank Building
     Cleveland, Ohio  44114
Herbert D. Doan..........................            509,630         14.6%
     P.O. Box 431
     Midland, Michigan  48641


                                     51

James E. Anderson (4) ....................           174,397          5.0%
Jon G. Ehrmann (5) ........................          109,364          3.1%
Hwei-Kai Hsi (6) ..........................           96,500          2.8%
Yvette M. Puskarich (7) ..................            19,875          0.6%
Donald D. Redding (8) ....................            21,333          0.6%
Philip H. White (9) ........................          35,833          1.0%
Stephen S. Wilson (10) ....................          134,887          3.9%
W. Dale Compton  ....................                 15,000          0.4%
All executive officers and directors as a
group (10 individuals)(11) ................        1,116,820         32.0%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by each person and the percentage ownership of that person, shares of AISI Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 1, 1996 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares set forth opposite such person's name.

(2) Applicable percentage of ownership is based on 3,490,087 shares of AISI Common Stock outstanding on June 1, 1996.

(3) Mr. Pavey, the Chairman of the Board of Directors of AISI, is a general partner of Morgenthaler Venture Partners I and Morgenthaler Venture Partners II. Voting and investment power with respect to the shares of AISI Common Stock owned by Morgenthaler Venture Partners and Morgenthaler Venture Partners II is shared by the general partners of the respective management partnerships of Morgenthaler Venture Partners I and Morgenthaler Venture Partners II.

(4) Includes 173,733 shares issuable upon exercise of options that are exercisable within 60 days of June 1. 1996.

(5) Includes 92,833 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 1996.

(6) Includes 84,500 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 1996.

(7) Includes 19,875 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 1996.

(8) Includes 21,333 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 1996.

(9) Includes 35,833 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 1996.

(10) Includes 126,732 shares issuable upon exercise of options that are exercisable within 60 days of June 1, 1996.

(11) Includes an aggregate of 554,840 shares issuable upon exercise of options held by officers and directors that are exercisable within 60 days of June 1, 1996.


                      COMPARISON OF SHAREHOLDER RIGHTS

           ESI and AISI are incorporated in Oregon and Michigan, respectively. Shareholders of AISI receiving ESI Common Stock in connection with the Merger, whose rights as shareholders are currently governed by the Michigan Business Corporation Act and other laws of the State of Michigan ("Michigan Law"), AISI's Articles of Incorporation, as amended (the "AISI Articles") and AISI's

Bylaws (the "AISI Bylaws") (the AISI Articles and the AISI Bylaws are referred to as the "AISI Charter Documents") will, upon the Effective Time of the Merger, automatically become shareholders of ESI, and their rights will be governed by the Oregon Business Corporation Act and other laws of the State of Oregon ("Oregon Law"), ESI's Articles of Incorporation, as amended (the "ESI Articles"), and ESI's Bylaws (the "ESI Bylaws") (the ESI Articles and the ESI Bylaws are referred to as the "ESI Charter Documents").

           The following is a summary of material similarities and differences between the rights of ESI shareholders under the ESI Articles, the ESI Bylaws and Oregon Law on the one hand, and AISI shareholders under the AISI Articles, AISI Bylaws and Michigan Law on the other hand. The following discussion is not meant to be relied upon as an exhaustive list or detailed description of such differences and is not intended to constitute a detailed comparison or description of the provisions of the ESI Charter Documents, the AISI Charter Documents, Michigan Law or Oregon Law. The following discussion is qualified in its entirety by reference to the ESI Charter Documents, the AISI Charter Documents, Michigan Law and Oregon Law, and holders of AISI Stock are referred to the complete texts of such documents and laws. Additional information concerning the ESI Common Stock also is provided in the documents incorporated by reference. See "Additional Information" and "Incorporation by Reference."

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION; AMENDMENT OF BYLAWS ARTICLES OF INCORPORATION

           Both Oregon Law and Michigan Law generally provide that in order for an amendment to a corporation's articles of incorporation to be adopted, the proposed amendment must be submitted to a vote at a meeting of shareholders. Oregon Law requires that, prior to submission to the shareholders, the board of directors must adopt a resolution setting forth the proposed amendment and direct that it be submitted to the shareholders.

           Under Oregon Law, an amendment to the articles of incorporation is approved if a quorum exists and the votes cast favoring the amendment exceed the votes cast opposing the action, unless the amendment would create dissenters' rights, in which case a majority of the votes entitled to be cast is required for approval. Supermajority voting requirements may be imposed and maintained by the articles of incorporation, and may be imposed by the board of directors with respect to any proposed amendment. The ESI Articles contain no Supermajority provisions with respect to amending the ESI Articles, except with respect to amending provisions dealing with the following issues: (1) amendments to the ESI Bylaws, (2) the removal of a director without cause, and (3) approval of certain "Business Transactions" with "Related Persons." In each of these cases, an amendment to the ESI Articles would require a vote of two-thirds (2/3) of the shareholders entitled to vote with respect to that issue.

           Under Michigan Law, in order for an amendment to a corporation's articles of incorporation to be adopted, the amendment must be approved by a majority of the outstanding stock entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, a majority of the outstanding stock of each class or series entitled to vote thereon. Supermajority voting requirements may be imposed and maintained by the articles of incorporation. The AISI Articles contain no supermajority voting provisions.

           BYLAWS

           Under Oregon Law, either the board of directors or the shareholders may amend or repeal the corporation's bylaws unless the articles of incorporation reserve the power to amend the bylaws exclusively to the Shareholders in whole or in part, or the Shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. Under the ESI Articles, the ESI Board has the power to alter, amend or repeal the ESI Bylaws or to adopt new bylaws subject to repeal or change by the ESI shareholders, but the ESI Bylaws may not be adopted, altered, amended or repealed in any respect by the ESI shareholders unless such action is approved by the affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding shares of ESI Common Stock.

           Under Michigan Law, either the board of directors or the shareholders may amend or repeal the corporation's bylaws, unless the articles of incorporation or the bylaws provide that the power to adopt new bylaws is reserved exclusively to the shareholders or that the bylaws or any particular bylaw may not be altered or repealed by the board of directors. The AISI Articles do not address amendments to the AISI Bylaws. The AISI Bylaws, however, provide that they may be further added to, altered, amended or repealed by either (1) the vote of not less than a majority of the members of the Board then in office at any regular or special meeting, or (2) by the shareholders at any annual or special meeting if notice of the proposed addition, alteration, amendment or repeal is included in the notice of the meeting or waived in writing.

SPECIAL MEETINGS OF SHAREHOLDERS

           Oregon Law provides that a special meeting of shareholders may be called by the board of directors or the holders of 10% or more of the votes entitled to be cast on any issue proposed to be considered at the special meeting, or by such persons as are specified in the articles of incorporation or bylaws. The ESI Bylaws grant authority to the president to call a special meeting of the ESI shareholders.

           Michigan Law provides that a special meeting of shareholders may be called by the board of directors, or by officers, directors or shareholders as provided in the corporation's bylaws. In addition, the holders of 10% or more of the votes entitled to be cast on any issue may, for good cause shown, apply to a court for an order calling a special meeting of the shareholders. The AISI Bylaws grant authority to the president and the chairman of the board to call a special meeting of the AISI Shareholders, and also allow the holders of shares representing at least 20% of any class of stock to call a special meeting of the AISI Shareholders without applying for a court order as described above.

DIVIDENDS

           Under both Oregon Law and Michigan Law, the board of directors of a corporation may authorize and the corporation may make distributions (including dividends) to shareholders only if after giving effect to the distribution (i) the corporation would be able to pay its debts as they become due in the usual course of business and (ii) the corporation's total assets would at least equal the sum of the total liabilities plus, unless the corporation's articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

CAPITAL STOCK

           Unlike ESI, which has two authorized classes of stock (common and preferred), there is only one class of AISI stock, that being common stock, no par value. The voting rights of holders of AISI Common Stock are comparable to those of holders of ESI Common Stock discussed above. The voting rights of ESI Preferred Stock are designated by the ESI Board. As provided in the ESI Articles, for the one series of ESI Preferred Stock for which the ESI Board has designated rights, there are no voting rights except as required by law.

           In certain limited circumstances, if AISI were to issue additional shares, the AISI Articles provide that current AISI shareholders are entitled to receive additional shares as protection against their ownership in AISI being diluted. There is no similar provision in the ESI Articles.

DISSENTERS' RIGHTS

           Under Michigan Law, shareholders that otherwise would be entitled to exercise dissenters' rights with respect to an articles amendment, a merger, disposition of assets, or other extraordinary transaction do not have any dissenters' rights if (a) the stock affected is either listed on a national securities exchange or held of record by at least 2,000 shareholders or (b) the holders of such stock are to receive cash or shares (or any combination thereof) and such shares, if any, are either listed on a national securities exchange or held of record by more than 2,000 shareholders.

           Under Oregon Law, shareholders that otherwise would be entitled to exercise dissenters' rights do not have such rights if the stock affected is listed on a national securities exchange or is a national market system security, but the type of consideration to be received for such stock does not affect the availability of dissenters' rights as it does under Michigan Law.

           AISI's Common Stock is neither listed on a national securities exchange nor as a national market system security. ESI's Common Stock is listed as a national market system security. Except as follows, the matters with respect to which shareholders of a Michigan corporation such as AISI and shareholders of an Oregon corporation such as ESI may have dissenters' rights are generally comparable:

                  (i) Michigan Law contains a specific provision that affords dissenters' rights to shareholders of an acquiring corporation concerning a merger with or an acquisition of shares or assets of another entity where the consideration for the merger or acquisition is to be shares of the acquiring corporation's common stock (or convertibles) and the merger or acquisition would have a specified substantial dilutive effect.

                  (ii) Dissenters' rights are available under Michigan Law, but not under Oregon Law, for an amendment to the articles of incorporation which either (A) materially abolishes or alters a preferential right of a shareholder's shares having preferences, or (B) creates, alters or abolishes a material provision or right in respect of the redemption of a shareholder's shares or a sinking fund for the redemption or purchase of those shares.

                  (iii) Dissenters' rights are available under Oregon Law, but not under Michigan Law, for amendments to the articles of incorporation which materially and adversely affect the rights of a shareholder's shares because the amendment either (A) alters or abolishes a preemptive right of the shareholder to acquire shares or other securities, or (B) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash by the corporation.

           The procedural provisions of Michigan Law and Oregon Law relating to dissenters' rights do not differ significantly.

PROVISIONS RELATING TO DIRECTORS

           NUMBER OF DIRECTORS

           Under both Oregon Law and Michigan Law, a corporation must have a board of directors consisting of at least one director. The ESI Bylaws provide that the ESI Board must consist of at least six and no more than ten directors. Within that range, the ESI Board has the authority to set the actual number, the current number being set at seven. The AISI Bylaws provide that the AISI Board must consist of at least three and no more than seven directors. Within that range, the AISI Board has the authority to set the actual number, the current number being set at five.

           CUMULATIVE VOTING FOR DIRECTORS

           Both Oregon Law and Michigan Law allow for cumulative voting in the election of directors, but only if the articles of incorporation of the corporation so provide. Under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate the votes among as many candidates as the Shareholder may desire. Without cumulative voting, the holders of a majority of the shares voting in the election of directors would have the power to elect all the directors to be elected, and no person could be elected without the support of holders of a majority of the shares. Neither the ESI Articles nor the AISI Articles provides for cumulative voting.

           VOTING FOR DIRECTORS BY PROXY

           Under both Oregon Law and Michigan Law, every shareholder entitled to vote at an election of directors has the right to vote either in person or by proxy.

           VACANCIES

           Both Oregon Law and Michigan Law provide that, unless the articles of incorporation provide otherwise, a vacancy in the board of directors (including a vacancy created by an increase in the authorized number of directors) may be filled by the shareholders or by the directors then in office (even though fewer than necessary to form a quorum of the board of directors). The AISI Bylaws provide that the directors remaining in office may temporarily fill any vacancy on the AISI Board, but the shareholders have the authority to elect a director to fill any vacancy temporarily filled by the AISI Board, failing which the director appointed by the AISI Board serves until his successor is elected at an annual or special shareholders' meeting and is qualified. The ESI Articles do not contain a similar provision.

           REMOVAL

           Under both Oregon Law and Michigan Law, a director may be removed with or without cause unless the articles of incorporation provide that directors may be removed only for cause. Under Oregon Law, a director may be removed only at a meeting of the shareholders called for the purpose of removing the director, and the meeting notice must state that the purpose, or one of the purposes, of the meeting is the removal of a director. Under the ESI Articles, a director may be removed without cause only upon the vote of the holders of two-thirds (2/3) of the shares entitled to vote at an election of directors. The AISI Articles contain no provision respecting the removal of directors.

           LIMITATION ON LIABILITY

           As permitted by Michigan Law, the AISI Articles provide that, to the full extent permitted by law, AISI's directors will not be liable to AISI or its shareholders for monetary damages for breach of fiduciary duty. Under Michigan Law, such provision cannot eliminate or limit director liability for a breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, distributions made in contravention of Michigan Law, transactions from which directors receive an improper personal benefit or any act or omission which occurred prior to the date on which the provision became effective (April 28, 1992). This provision would ordinarily eliminate the liability of directors for monetary damages to AISI and its shareholders even in instances in which the directors had been negligent or grossly negligent. The provision does not affect the ability of AISI or its shareholders to seek equitable remedies such as injunction and does not limit the liability of directors under federal securities laws. The ESI Articles contain a provision which is in all material respects identical to the provision in AISI's articles of incorporation, and Oregon Law is likewise similar to Michigan Law in this respect.

ANTI-TAKEOVER STATUTES

           BUSINESS COMBINATIONS

                  MICHIGAN. Michigan Law contains provisions ("Chapter 7A") which provide that business combinations between a Michigan corporation and an "interested shareholder" generally require the approval of 90% of the votes of each class of stock entitled to be cast, and not less than two-thirds of the votes of each class of stock entitled to be cast other than voting shares owned by such interested shareholder. An "interested shareholder" is a person directly or indirectly owning 10% or more of a corporation's outstanding voting power, or an affiliate of a corporation who at any time within two years prior to the date in question directly or indirectly owned 10% of more of such voting power. However, the requirements cited above will not apply if (i) the corporation's board of directors approves the transaction prior to the time the interested shareholder becomes such or (ii) the transaction satisfies certain fairness standards (generally relating to the amount and type of consideration to be paid), certain other conditions are met and the interested shareholder has been such for at least five years. Additionally, Chapter 7A does not apply to a corporation which, on the date Chapter 7A became effective (May 29, 1984), had an existing interested shareholder, unless the articles or by-laws of such corporation specifically make Chapter 7A applicable or the corporation's board of directors elects by resolution to make the corporation subject thereto (either generally or as to specific interested shareholders or business combinations). On May 28, 1984, AISI had one or more "interested shareholders," and therefore AISI is not subject to Chapter 7A, although AISI's Board may, by resolution and without a shareholder vote, cause AISI to become subject to Chapter 7A. AISI has no present intention to elect to become subject to Chapter 7A.

                  OREGON. Oregon has enacted a business combination statute that is contained in Sections 60.825 - 60.845 of the Oregon Business Corporation Act (the "Oregon Combination Law"), which provides that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested shareholder") may not engage in certain "business combinations" with the target corporation for a period of three years following the date the person became an interested shareholder, unless (1) the board of directors of the corporation has approved, prior to that acquisition date, either the business combination or the transaction that resulted in the person becoming an interested shareholder, (2) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (3) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder.

           Under the Oregon Combination Law, for purposes of determining whether a person is the "owner" of 15% or more of a corporation's voting stock, ownership is defined broadly to include the right, directly or indirectly, to acquire the stock or to control the voting or disposition of the stock. A "business combination" is also defined broadly to include (1) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested shareholder, (2) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (3) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested shareholder, and
(4) receipt by the interested shareholder of the benefit (except proportionately as a Shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

           These restrictions placed on interested shareholders by the Oregon Combination Law do not apply under certain circumstances, including, but not limited to, the following: (1) if the corporation's original articles of incorporation contain a provision expressly electing not to be governed by the Oregon Combination Law, (2) within 90 days after April 4, 1991, the corporation, by action of its board of directors, adopts an amendment to its bylaws expressly electing not to be governed by the Oregon Combination Law, or (3) if the corporation, by action of its shareholders, adopts an amendment to its bylaws or articles of incorporation expressly electing not to be governed by the Oregon Combination Law, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote and that such an amendment will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested shareholder at or prior to such adoption. None of these circumstances exist with respect to ESI; accordingly, the requirements of the Oregon Combination Law apply to ESI.

           CONTROL SHARES

           MICHIGAN. Michigan Law contains provisions ("Chapter 7B"), which provide that "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. "Control shares" are shares which, when added to shares then owned or controlled by a shareholder, increase such shareholder's control of voting power above one of three thresholds: more than 20%, more than 33-1/3% or more than 50% of the outstanding voting power of the corporation. Voting rights for shares acquired in a control share acquisition must be approved by a majority of the votes cast by holders of shares entitled to vote, excluding shares voted or controlled by the acquiror and certain officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party, or certain other transactions described in Chapter 7B. Submission for shareholder consideration of a resolution to grant voting rights to control shares must be preceded by the filing with the corporation of an acquiring person statement providing certain specified information.

           If a corporation's articles of incorporation or by-laws so provide prior to a control share acquisition, control shares acquired in a control share acquisition may be redeemed at "fair value" by the corporation (i) if no acquiring person statement has been filed, at any time during the period ending 60 days after the last control share acquisition, or (ii) if an acquiring person statement has been filed, after the meeting at which the voting rights of the control shares are submitted for shareholder consideration, if the control shares are not accorded full voting rights. Unless otherwise provided in a corporation's articles of incorporation or by-laws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the shareholders of the corporation, other than the acquiring person, have dissenters' rights. "Fair value" means a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

           The AISI charter documents currently contain no provisions with respect to control shares.

           OREGON. Oregon has enacted a control share statute that is in all material respects identical to the Chapter 7B of Michigan Law.

           The ESI charter documents currently contain no provisions with respect to control shares.


                               LEGAL MATTERS

           The legality of the shares of ESI Common Stock to be issued to the AISI shareholders in connection with the Merger, and certain other legal matters in connection with the Merger, will be passed upon by Stoel Rives LLP, 900 SW Fifth Avenue, Suite 2300, Portland, OR 97204-1268. Certain tax matters in connection with the Merger will be passed upon by Brouse & McDowell, 500 First National Tower, Akron, Ohio 44308-1471.

                                  EXPERTS

           The consolidated financial statements incorporated in this Prospectus/Proxy-Information Statement by reference to ESI's Annual Report on Form 10-K for the year ended May 31, 1995 have been audited by the Portland office of Arthur Andersen LLP, independent public accountants, as indicated their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

           The audited financial statements of AISI included in this Prospectus/Proxy-Information Statement have been audited by the Ann Arbor office of Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                           SHAREHOLDER PROPOSALS

           If the Merger is consummated, shareholders of AISI will become shareholders of ESI. ESI's next annual meeting of shareholders will take place in September 1996. Any shareholder proposals to be considered for inclusion in proxy material for ESI's annual meeting in September 1996 must have been received at the principal executive office of ESI no later than April 13, 1996.

                     APPLIED INTELLIGENT SYSTEMS, INC.

                       INDEX TO FINANCIAL STATEMENTS


                                                                                                          Page

Report of Independent Public Accountants.................................................................  F-2

Balance Sheets at December 31, 1994 and 1995 and (unaudited) March 31, 1996..............................  F-3

Statements of Income for the Years Ended December 31, 1993, 1994 and 1995 and
for the (unaudited) Three Months Ended March 31, 1995 and 1996...........................................  F-4

Statements of Shareholders' Equity for the Years Ended December 31, 1993,
1994 and 1995 and for the (unaudited) Three Months Ended March 31, 1996..................................  F-5

Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995
and for the (unaudited) Three Months Ended March 31, 1995 and 1996.......................................  F-6

Notes to Financial Statements............................................................................  F-7

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Applied Intelligent Systems, Inc.:

We have audited the accompanying balance sheets of Applied Intelligent Systems, Inc. (a Michigan Corporation) as of December 31, 1995 and 1994, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Intelligent Systems, Inc. as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Ann Arbor, Michigan,
February 16, 1996

                     APPLIED INTELLIGENT SYSTEMS, INC.
                               BALANCE SHEETS
                                   ASSETS


                                                                                         DECEMBER 31,             MARCH 31,
                                                                                         ------------             ---------
                                                                                     1994           1995            1996
                                                                                     ----           ----            ----
                                                                                     (in thousands)              (unaudited)
CURRENT ASSETS:
  Cash and cash equivalents................................................         $   113         $   805       $   2,702
  Trade receivables, less allowance for doubtful
  accounts of $50 and $155 at December 31,
  1994 and 1995 and $170 at March 31, 1996.................................           3,574           4,378           2,627
  Note receivable and related accrued interest.............................             521              --              --
  Inventories -
    Finished goods.........................................................              66              57             250
    Work-in-process........................................................             410           2,801           2,155
    Raw materials and purchased parts......................................           1,473           1,162             541
                                                                                      -----           -----             ---
      Total inventories....................................................           1,949           4,020           2,946
  Other current assets.....................................................             107              85           1,029
                                                                                   --------      ----------       ---------
      Total current assets.................................................           6,264           9,288           9,304
                                                                                     ------       ---------       ---------
PROPERTY AND EQUIPMENT, AT COST............................................           3,463           4,637           4,990
  Less-Accumulated depreciation............................................         (1,700)         (2,365)         (2,460)
                                                                                   --------       ---------       ---------
    Net property and equipment.............................................           1,763           2,272           2,530
                                                                                   --------       ---------       ---------
OTHER ASSETS...............................................................             259             115             115
                                                                                  ---------       ---------       ---------
                                                                                   $  8,286        $ 11,675        $ 11,949
                                                                                   ========        ========        ========

                                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short term borrowings....................................................          $1,700            $100             $--
  Current portion of obligations under capital
    leases.................................................................              --              71              72
  Accounts payable.........................................................           1,384           2,594           2,380
  Accrued liabilities - payroll related....................................             675             310             243
  Deferred revenue.........................................................              58             669             481
  Income taxes payable.....................................................              --             279             247
  Accrued warranty.........................................................             162             330             352
  Other accrued expenses...................................................              97             411             586
                                                                                   --------        --------        --------
      Total current liabilities............................................           4,076           4,764           4,361
                                                                                    -------         -------        --------
LONG-TERM CAPITAL LEASE OBLIGATIONS........................................              --             117              99
                                                                                  ---------        --------       ---------
SHAREHOLDERS' EQUITY:
  Common stock, no par value, stated value of $.01 per share, 10,000 shares authorized, 3,405, 3,454 and 3,459 shares issued and outstanding at
  December 31, 1994, December 31, 1995, and
  March 31, 1996, respectively.............................................              34              35              35
  Additional paid-in capital...............................................          23,391          23,469          23,475
  Accumulated deficit......................................................        (19,215)        (16,351)        (15,656)
  Note receivable and related accrued interest.............................              --           (359)           (365)
                                                                                 ----------       ---------       ---------
      Total shareholders' equity...........................................           4,210           6,794           7,489
                                                                                   --------       ---------       ---------
                                                                                  $   8,286       $  11,675        $ 11,949
                                                                                  =========       =========        ========

      The accompanying notes are an integral part of these statements.

                     APPLIED INTELLIGENT SYSTEMS, INC.
                            STATEMENTS OF INCOME


                                                                                                        THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                          -------------------------------             ---------------
                                                     1993             1994           1995             1995            1996
                                                     ----             ----           ----             ----            ----
                                                                                                     (unaudited)
                                                               (In thousands, except per share data)
Vision system sales.....................           $9,196          $12,715        $22,046           $4,201          $5,924
Software and other sales................            1,567            2,089            533              107              40
                                                 --------         --------      ---------         --------        --------
    Net sales...........................           10,763           14,804         22,579            4,308           5,964
Cost of vision system sales.............            3,506            5,337          9,959            1,818           2,933
                                                 --------         --------       --------         --------         -------
    Gross margin........................            7,257            9,467         12,620            2,490           3,031
Operating expenses:
  Selling, service and
  administrative........................            3,191            4,027          4,711            1,050           1,116
  Research, development and
  engineering...........................            2,906            3,996          4,513            1,193           1,183
                                                 --------         --------       --------         --------        --------
    Total operating expenses............            6,097            8,023          9,224            2,243           2,299
                                                 --------         --------       --------         --------        --------
Operating income........................            1,160            1,444          3,396              247             732
Interest and other income
(expense)...............................             (67)             (70)           (95)             (15)              16
Gain from insurance proceeds
on equipment theft......................               --              229             --               --              --
                                                ---------         --------      ---------        ---------       ---------
Income before income taxes..............            1,093            1,603          3,301              232             748
Provision for income taxes..............               15               93            437               22              53
                                                 --------         --------       --------        ---------        --------
Net income..............................          $ 1,078          $ 1,510        $ 2,864         $    210         $   695
                                                  =======          =======        =======         ========         =======
Net income per share....................          $  0.29          $  0.40        $  0.70         $   0.05         $  0.17
                                                  =======          =======        =======         ========         =======
Weighted average number of
shares used in computing per
share amounts...........................            3,673            3,820          4,121            4,077           4,150
                                                   ======           ======         ======           ======          ======

      The accompanying notes are an integral part of these statements.

                     APPLIED INTELLIGENT SYSTEMS, INC.
                     STATEMENTS OF SHAREHOLDERS' EQUITY
           FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995,
                   AND THREE MONTHS ENDED MARCH 31, 1996



                                          Common Stock              Additional
                                          ------------              ----------
                                     Number                          Paid-in           Accumulated           Note
                                    of Shares        Amount          Capital             Deficit        Receivable        Total
                                    ---------        ------          -------             -------        ----------        -----
                                                                         (in thousands)
BALANCE AT DECEMBER 31, 1992            3,317          $33            $23,254           $(21,803)                --       $1,484
Net income..........................       --           --                 --               1,078                --        1,078
Exercise of stock options...........       18           --                 21                  --                --           21
                                       ------        -----           --------          ----------            ------       ------
BALANCE AT DECEMBER 31, 1993            3,335           33             23,275            (20,725)                --        2,583
Net income..........................       --           --                 --               1,510                --        1,510
Exercise of stock options...........       70            1                116                  --                --          117
                                                     -----            -------          ----------            ------       ------
BALANCE AT DECEMBER 31, 1994            3,405           34             23,391            (19,215)                --        4,210
Net income..........................       --           --                 --               2,864                --        2,864
Exercise of stock options...........       64            1                 73                  --                --           74
Grant of common stock...............        1           --                  5                  --                --            5
Abandonment of common stock.........     (16)           --                 --                  --                --           --
Note receivable and related
accrued interest....................       --           --                 --                  --              (359)       (359)
                                       ------          ---           --------            --------              -----       -----
BALANCE AT DECEMBER 31, 1995            3,454           35             23,469            (16,351)              (359)       6,794
Net income..........................       --           --                 --                 695                --          695
Exercise of stock options...........        5           --                  6                  --                --            6
Interest earned on note
receivable..........................       --           --                 --                  --                (6)         (6)
                                     --------     --------           --------            --------             ------      ------
BALANCE AT MARCH 31, 1996
(unaudited)                             3,459          $35            $23,475           $(15,656)            $ (365)      $7,489
                                        =====          ===            =======           =========            =======      ======


      The accompanying notes are an integral part of these statements.

                     APPLIED INTELLIGENT SYSTEMS, INC.
                          STATEMENTS OF CASH FLOWS

                                                                                                           THREE MONTHS
                                                                      YEARS ENDED DECEMBER 31             ENDED MARCH 31
                                                                      -----------------------             --------------
                                                                    1993         1994        1995        1995        1996
                                                                    ----         ----        ----        ----        ----
                                                                                                           (UNAUDITED)
                                                                                    (IN THOUSANDS)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.................................................      $1,078        $1,510      $2,864       $ 210       $ 695
  Adjustments to reconcile net income to net cash
  provided by operating activities:
       Depreciation and amortization.........................         257           434         984         157         197
       LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT............          22            23          42          --           1
       GAIN FROM INSURANCE PROCEEDS ON EQUIPMENT
       THEFT.................................................          --         (229)          --          --          --
       COMPENSATION EXPENSE ON STOCK GRANTS..................          --            --           6           4          --
       INTEREST INCOME ON LOAN...............................          --            --          --          --         (6)
       IMPACT ON CASH FLOWS FROM CHANGES IN OPERATING
       ASSETS AND LIABILITIES:
       ACCOUNTS RECEIVABLE...................................     (1,451)       (1,117)       (804)         175       1,751
       INVENTORIES...........................................       (283)         (929)     (2,071)       (272)         174
       PREPAID EXPENSES AND OTHER ASSETS.....................       (138)          (56)         (9)        (86)        (44)
       ACCOUNTS AND TAXES PAYABLE, ACCRUED EXPENSES
       AND DEFERRED REVENUE..................................         693           777       2,217        (11)       (304)
                                                                  -------       -------      ------      ------     -------
         NET CASH PROVIDED BY OPERATING
         ACTIVITIES..........................................         178           413       3,229         177       2,464
                                                                  -------       -------      ------        ----      ------
CASH FLOWS FROM INVESTING ACTIVITIES
  PURCHASES OF PROPERTY AND EQUIPMENT........................       (635)       (1,164)     (1,385)       (243)       (459)
  PROCEEDS FROM SALE OF PROPERTY AND EQUIPMENT...............          --            11          11          --           3
  INSURANCE PROCEEDS FROM EQUIPMENT THEFT....................          --           301          --          --          --
  PROCEEDS FROM LOAN REPAYMENT...............................          --            --         484         484          --
  PAYMENT TO GRANT LOAN......................................          --         (500)       (309)          --          --
                                                                 --------       -------      ------     -------     -------
       NET CASH PROVIDED BY (USED IN) INVESTING
       ACTIVITIES............................................       (635)       (1,352)     (1,199)         241       (456)
                                                                  -------       -------     -------      ------     -------
CASH FLOWS FROM FINANCING ACTIVITIES
  NET BORROWINGS (REPAYMENTS) UNDER LINE OF CREDIT...........         500           825     (1,600)       (510)       (100)
  PROCEEDS FROM FINANCING OF EQUIPMENT.......................          --            --         221          --          --
  REPAYMENTS OF CAPITAL LEASE OBLIGATIONS....................          --            --        (33)          --        (17)
  PROCEEDS FROM EXERCISE OF STOCK OPTIONS....................          21           117          74          44           6
                                                                 --------       -------     -------     -------     -------
       NET CASH PROVIDED BY (USED IN) FINANCING
       ACTIVITIES............................................         521           942     (1,338)       (466)       (111)
                                                                  -------       -------     -------      ------      ------
NET CHANGE IN CASH...........................................          64             3         692        (48)       1,897
CASH AND CASH EQUIVALENTS AT BEGINNING                                 46           110         113         113         805
                                                                 --------       -------     -------     -------     -------
  OF PERIOD..................................................
CASH AND CASH EQUIVALENTS AT END OF                                  $110          $113        $805         $65      $2,702
                                                                  =======       =======     =======     =======      ======
  PERIOD.....................................................
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  CASH PAID FOR INTEREST.....................................        $ 44          $ 58        $ 76        $ 28        $  5
  CASH PAID FOR INCOME TAXES.................................        $  2          $ 59        $170        $ --        $ 20

      The accompanying notes are an integral part of these statements.

                     APPLIED INTELLIGENT SYSTEMS, INC.

                       NOTES TO FINANCIAL STATEMENTS
                   (in thousands, except per share data)

1.  THE COMPANY

Applied Intelligent Systems, Inc. (AISI) provides industrial machine vision solutions for automated process control and visual inspection throughout a wide range of manufacturing processes. AISI provides solutions for the enhancement, analysis and understanding of digital imagery, replacing human vision on the factory floor.

2.  SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements reflect the application of certain accounting policies described in this and other notes to financial statements.

Cash Equivalents

AISI considers all highly liquid financial instruments purchased with maturities of less than three months to be cash equivalents.

Inventories

Inventories are valued at standard costs which approximate the lower of cost (determined using the first-in, first-out method) or market.
Work-in-process and finished goods inventories include materials, labor and manufacturing overhead.

Other Current Assets (unaudited)

Other current assets at March 31, 1996, included a receivable of $900 resulting from the sale of a portion of AISI's inventory to AISI's contract manufacturer. The net income statement effect of this transaction was not material.

Property and Equipment

Additions to property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the respective estimated useful lives of the related assets, which range from three to seven years. Amortization of leasehold improvements is provided over the term of the related lease or the estimated useful life of the improvement, whichever is less. Maintenance and repairs are expensed as incurred.

Investment

In 1992, AISI acquired an ownership interest in a Korean company for $103. This investment, included as a component of other assets in the accompanying balance sheets, is accounted for using the cost method.

Revenue Recognition

Revenue from system sales is recognized under the terms of the respective contracts. Revenue from software and engineering development is recognized as AISI performs the services in accordance with the contract terms.

During 1993, AISI entered into a product development and sales agreement with a Korean customer. Under the terms of the agreement, AISI provided certain product development services and sold certain systems to the customer. During 1993 and 1994, AISI recognized revenue of $1,000 and $2,100 respectively, pursuant to this agreement.

                     APPLIED INTELLIGENT SYSTEMS, INC.

Net Income Per Share

Net income per share is based on the weighted average number of shares outstanding during the period after considering the dilutive effect of outstanding stock options.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs incurred subsequent to the establishment of technological feasibility are capitalized, if material. To date, no significant software development costs have been incurred subsequent to the establishment of technological feasibility.

Income Taxes

AISI accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach that recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in AISI's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactments of changes in the tax law or tax rates.

Concentration of Credit Risk

Financial instruments, which potentially subject AISI to concentration of credit risk, consist principally of trade receivables. A majority of AISI's trade receivables are derived from sales in various geographic areas to companies within the semiconductor and electronics manufacturing industries. AISI performs ongoing credit evaluations of its customers' financial condition but generally does not require collateral. Management believes the carrying value of trade receivables approximates fair value.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 1993 and 1994 financial statements have been reclassified to conform with the 1995 presentation.

                     APPLIED INTELLIGENT SYSTEMS, INC.

3.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:


                                                              DECEMBER 31,                        MARCH 31,
                                                              ------------                          1996
                                                                                                 -----------
                                                                                                 (unaudited)
                                                       1994                  1995
                                                       ----                  ----
Computers and test equipment                         $2,778               $3,438                   $3,787
Furniture and fixtures                                  321                  461                      474
Leasehold Improvements                                  262                  339                      332
Equipment under capital leases                           --                  221                      221
Office equipment                                        102                  178                      176
                                                     ------               ------                    -----
                                                     $3,463               $4,637                   $4,990
                                                     ======               ======                   ======


4.  LINE OF CREDIT

AISI has an unsecured bank line of credit agreement expiring September 30, 1997, which provides for borrowings up to $3,000. Interest is charged at the bank's prime rate. The borrowing rate on the line of credit was 8.5% as of December 31, 1995.

The maximum amounts outstanding during 1993, 1994 and 1995 under AISI's line of credit agreement were $950, $1,700 and $2,075, respectively. The average amounts outstanding and the weighted average interest rates for 1993, 1994 and 1995 were approximately $692, $917 and $744 and 6.5%, 7.6%
and 9.1%, respectively.

The line of credit agreement contains a minimum tangible net worth requirement and provides for certain other non-financial conditions. In addition, AISI is required to maintain working capital of not less than $750, and a ratio of total liabilities to tangible net worth not to exceed
1.5 to 1.0.

5.  SHAREHOLDERS' EQUITY

Stock Transactions

During 1993, 1994 and 1995, 18 shares, 70 shares and 64 shares respectively, were issued pursuant to the exercise of stock options, the net proceeds of which were $21, $117 and $74, respectively.

Incentive Stock Option Plans

The 1995 Incentive Stock Option Plan (the 1995 Plan), the 1992 Incentive Stock Option Plan (the 1992 Plan) and the 1991 Incentive Stock Option Plan (the 1991 Plan) were approved by AISI's stockholders, as successor plans to AISI's 1989 Incentive Stock Option Plan (the 1989 Plan). All options available under the 1992 Plan, 1991 Plan and 1989 Plan have been granted. These plans cover substantially all employees. Options to purchase AISI's common stock are exercisable at a price equal to the fair market value of the stock at the date of grant, as determined by AISI's board of directors, and become exercisable over a period of one to five years following the date of grant. During 1995, options on approximately 124 shares were granted which were

                     APPLIED INTELLIGENT SYSTEMS, INC.

immediately exercisable. All options expire ten years after the date of grant. There are 350 shares reserved for issuance under the 1995 Plan, of which options on 209 shares have been granted.

Information concerning incentive stock options for the years ended December 31, 1993, 1994 and 1995 is as follows:


                                                         NUMBER OF      PRICE PER
                                                           SHARES         SHARE
                                                           ------         -----
Outstanding at December 31, 1992...........                   973       $ 1 - 4
                                                              ---
1993 ACTIVITY:
    Options granted........................                    32         $ 4
    Options terminated.....................                   (5)         $ 2
    Options exercised......................                  (15)       $ 1 - 2
                                                             ----
Outstanding at December 31, 1993...........                   985       $ 1 - 4
Exercisable at December 31, 1993...........                   685       $ 1 - 4
1994 ACTIVITY:
    Options granted........................                    97       $ 4 - 6
    Options terminated.....................                  (26)       $ 1 - 4
    Options exercised......................                  (63)       $ 1 - 4
                                                             ----
Outstanding at December 31, 1994...........                   993       $ 1 - 6
Exercisable at December 31, 1994...........                   728       $ 1 - 4
1995 ACTIVITY:
    Options granted........................                   271       $ 6 - 8
    Options terminated.....................                  (24)       $ 2 - 6
    Options exercised......................                  (61)       $ 1 - 4
                                                             ----
Outstanding at December 31, 1995...........                 1,179       $ 1 - 8
                                                            =====
Exercisable at December 31, 1995...........                   908       $ 1 - 8


Non-Qualified Stock Option Plans

AISI has granted options to certain directors of AISI to purchase shares of common stock at prices ranging from $1 to $4 per share, pursuant to previously established Non-Qualified Stock Option Plans. Options to purchase AISI's common stock are exercisable at a price equal to the fair market value of the stock at the date of grant, as determined by AISI's board of directors, and become exercisable over a period of one to five years following the date of grant. All options expire ten years after the date of grant. Options to purchase 25 shares of common stock were outstanding as of December 31, 1995. Options for 3 shares were exercised in 1993 at $1 per

                     APPLIED INTELLIGENT SYSTEMS, INC.

share. Options for 7 shares were exercised in 1994 at exercise prices ranging from $1 to $4 per share and options for 3 shares were exercised in 1995 at $1 per share.

6.  INCOME TAXES

The components of the provision for income taxes in the accompanying statements of income consist of the following:


                                            FOR THE YEARS ENDED DECEMBER 31,
                                          1993              1994         1995
                                          ----              ----         ----
Current tax expense:
  Federal.......................          $   15          $   93       $    98
  State.........................              --              --           339
Deferred tax expense............             377             488           812
Change in valuation
allowance.......................            (377)           (488)         (812)
                                          ------           -----        ------
Total provision.................          $   15           $  93        $  437
                                          ======           ======       ======

A reconciliation of the provision (benefit) for income taxes at the federal statutory income tax rate (34.0%) to the tax provision (benefit) as reported is as follows:


                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                              1993                  1994            1995
                                                              ----                  ----            ----

Provision computed at federal statutory rate......            $372                 $528            $1,122
Impact of state taxes.............................              --                   50               189
Change in deferred tax valuation allowance........            (377)                (488)             (812)
Other, net........................................              20                    3               (62)
                                                                --                    -              ----
                                                              $ 15                 $ 93             $ 437
                                                              ====                 ====             =====


Deferred income taxes and benefits are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences which give rise to significant deferred tax assets and liabilities are as follows:

                     APPLIED INTELLIGENT SYSTEMS, INC.

                                                                          DECEMBER 31,
                                                                    1994               1995
                                                                    ----               ----
GROSS DEFERRED TAX ASSETS
   Net operating loss carryforwards...................             $6,213             $4,482
   Business credit....................................                474                463
   Inventories and accounts receivable reserves.......                108                338
   Accrued expenses...................................                 92                534
   Alternative minimum tax credit.....................                 58                135
   Property and equipment.............................                 11                 45
   Other deferred tax assets..........................                  3                150
                                                                 --------            -------
                                                                    6,959              6,147
Valuation allowance...................................             (6,959)            (6,147)
                                                                  -------            -------
Net deferred taxes....................................           $     --           $     --
                                                                 ========           ========


Valuation allowances of $6,959 and $6,147 have been applied to eliminate the net deferred tax assets at December 31, 1994 and 1995, respectively, since realization of these amounts is questionable.

AISI has available tax basis net operating loss carryforwards to reduce future taxable income and general business credit carryforwards to offset future taxes payable. Net operating loss carryforwards of $13,182 expire over the period from 1999 through 2005. The general business and alternative minimum tax credit carryforwards approximate $599 and expire over the period from 1996 through 2002.

                     APPLIED INTELLIGENT SYSTEMS, INC.

7.  SIGNIFICANT CUSTOMERS AND EXPORT SALES

Significant Customers

The following summarizes significant customers from which AISI earned 10% or more of its annual revenues:


                                                       NUMBER OF                                           PERCENTAGE
                                                      SIGNIFICANT      SIGNIFICANT                          OF TOTAL
                                                       CUSTOMERS         CUSTOMER         REVENUES          REVENUES
                                                       ---------         --------         --------          --------
Year ended December 31, 1993                                3                A               $4,364              41%
                                                                             D                1,837               17
                                                                             B                1,161               11
Year ended December 31, 1994                                3                A               $6,061              41%
                                                                             B                3,029               21
                                                                             C                2,100               14
Year ended December 31, 1995                                2                A              $12,439              55%
                                                                             B                4,917               22

Export Sales

Export sales for the years ended December 31, 1993, 1994 and 1995 were as follows:



                                                                       Pacific
                                                 Europe                  Rim                  Total
                                                 ------                  ---                  -----
December 31, 1993.................                $ 91                 $2,486                $2,577
December 31, 1994.................                $150                 $3,852                 $4,002
December 31, 1995.................                $269                 $2,639                 $2,908

8.  LEASES

AISI has entered into noncancelable operating and capital lease agreements for its office, engineering, and manufacturing facilities and certain equipment. The facility leases require that AISI pay for insurance, taxes and maintenance and repairs. Rent expense under the operating leases was approximately $358, $512 and $619 in 1993, 1994 and 1995, respectively. Minimum future rental commitments under the operating and capital leases at December 31, 1995 are as follows:

                     APPLIED INTELLIGENT SYSTEMS, INC.

                                                CAPITAL LEASE           OPERATING
                                                 OBLIGATIONS              LEASES
                                                 -----------              ------
  1996                                               $ 82                $ 623
  1997                                                 82                  562
  1998                                                 42                  457
  1999                                                 --                  425
  2000                                                 --                  425
  Thereafter                                           --                2,774
                                                   ------                -----
Total minimum payments                                206               $5,266
                                                                        ======
Less amounts representing interest                     18
                                                    -----
Total present value of minimum lease
  payments at December 31, 1995                       188
Less current portion                                   71
                                                    -----
Long-term portion                                    $117
                                                     ====

9.  RELATED PARTY TRANSACTIONS

During 1994 AISI loaned $500 to an officer of AISI under the terms of a demand note. During January, 1995, the officer repaid, to AISI, all of the accrued interest and $461 of the principal on this note. During August 1995, AISI loaned $309 to an officer of ESI under the terms of a demand note which bears interest at AISI's effective borrowing rate. The note is secured by the officer's options to purchase AISI's common stock and therefore the note balance has been classified as a component of shareholders' equity on the balance sheet.

10.  EMPLOYEE BENEFIT PLAN

AISI has a 401(K) plan covering all eligible employees. Participants may elect to defer a certain percentage of qualified compensation through voluntary contributions to the plan, and AISI may make discretionary contributions to the plan based on the gross compensation of qualified participants. AISI made no contributions to the plan in 1993, 1994, 1995 and for the three months ended March 31, 1996.

                                                                    ANNEX A
                                 AGREEMENT
                                     OF
                         REORGANIZATION AND MERGER

                                   AMONG

                    ELECTRO SCIENTIFIC INDUSTRIES, INC.
                           AN OREGON CORPORATION,

                     APPLIED INTELLIGENT SYSTEMS, INC.
                          A MICHIGAN CORPORATION,

                                    AND

                             AISI MERGER CORP.,
                           AN OREGON CORPORATION.


                                MAY 13, 1996

                             TABLE OF CONTENTS



                                 ARTICLE I
                                 THE MERGER

1.1      The Merger...........................................................2
1.2      Effect of Merger.....................................................2
1.3      Merger Consideration.................................................3
         1.3.1    AISI Stock..................................................3
         1.3.2    Stock Splits, Etc...........................................3
         1.3.3    Merger Corp. Stock..........................................4
         1.3.4    Options.....................................................4
1.4      Surrender and Cancellation of Certificates...........................5
         1.4.1    Surrender of Certificates...................................5
         1.4.2    Option Agreements...........................................6
         1.4.3    No Fractional Shares........................................6
         1.4.4    Cancellation................................................7
         1.4.5    Treasury Shares.............................................7
         1.4.6    Escheat.....................................................7
         1.4.7    Withholding Rights..........................................7
1.5      Dissenters' Rights...................................................8
         1.5.1    Notice......................................................8
         1.5.2    Rights of Dissenting Shares.................................8
1.6      Stock Transfer Books.................................................9
1.7      Closing..............................................................9
1.8      Subsequent Actions..................................................10

                                 ARTICLE II
                             FURTHER AGREEMENTS

2.1      Noncompetition and Confidentiality Agreements.......................10
2.2      Escrow Agreement....................................................10

                                ARTICLE III
                       REPRESENTATIONS AND WARRANTIES

3.1      Representations and Warranties of AISI..............................11
         3.1.1    Organization and Status....................................11
         3.1.2    Capitalization.............................................11
         3.1.3    Corporate Authority........................................12
         3.1.4    Governmental Filings.......................................13

         3.1.5    Investments; Subsidiaries..................................13
         3.1.6    No Adverse Consequences....................................13
         3.1.7    Financial Statements.......................................14
         3.1.8    Undisclosed Liabilities; Returns...........................14
         3.1.9    Absence of Certain Changes or Events.......................15
         3.1.10   Prohibited Payments........................................17
         3.1.11   Litigation.................................................18
         3.1.12   Compliance with Laws; Judgments............................18
         3.1.13   Employment Matters.........................................18
                  3.1.13.1      Labor Matters................................18
                  3.1.13.2      Employee Benefits............................19
                  3.1.13.3      Employment Agreements........................20
                  3.1.13.4      Compensation.................................21
                  3.1.13.5      Confidentiality and Inventions Agreements....22
         3.1.14   Title to and Condition of Real Property....................22
         3.1.15   Title to and Condition of Fixed Assets.....................22
         3.1.16   Intellectual Property......................................23
         3.1.17   Certain Contracts and Arrangements.........................23
         3.1.18   Status of Contracts........................................24
         3.1.19   Insurance..................................................26
         3.1.20   Permits and Licenses.......................................26
         3.1.21   Taxes......................................................27
                  3.1.21.1      Returns......................................27
                  3.1.21.2      Taxes Paid or Reserved.......................28
                  3.1.21.3      Definition...................................28
         3.1.22   Related Party Interests....................................29
         3.1.23   No Powers of Attorney or Restrictions......................29
         3.1.24   Environmental Conditions...................................30
                  3.1.24.1      Compliance...................................30
                  3.1.24.2      Hazardous Substances.........................30
                  3.1.24.3      Filings and Notices..........................31
                  3.1.24.4      Definitions..................................31
         3.1.25   Consents and Approvals.....................................32
         3.1.26   Records....................................................32
         3.1.27   Receivables................................................32
         3.1.28   Bank Accounts..............................................33
         3.1.29   Product Warranties.........................................33
         3.1.30   Inventories................................................33
         3.1.31   Product Liability..........................................34
         3.1.32   Backlog and Customer Information...........................34
         3.1.33   Accounting Controls........................................34
         3.1.34   Brokers and Finders........................................35
         3.1.35   Reliance...................................................35
         3.1.36   Accuracy of Representations and Warranties.................35

         3.1.37   Prospectus/Proxy Statement.................................35
         3.1.38   Continuity of Business Enterprise..........................36
3.2      Representations and Warranties of ESI...............................36
         3.2.1    Organization and Status....................................36
         3.2.2    Capitalization.............................................36
         3.2.3    Corporate Authority........................................37
         3.2.4    Governmental Filings.......................................37
         3.2.5    SEC Reports and Financial Statements.......................38
         3.2.6    Litigation.................................................38
         3.2.7    No Adverse Consequences....................................38
         3.2.8    Brokers and Finders........................................39
         3.2.9    Prospectus/Proxy Statement.................................39
3.3      Representations and Warranties Relating to Merger Corp..............39
         3.3.1    Organization and Status....................................39
         3.3.2    Capitalization.............................................40
         3.3.3    Corporate Authority........................................40
         3.3.4    Governmental Filings.......................................40
         3.3.5    Litigation.................................................41
         3.3.6    No Operations..............................................41

                                 ARTICLE IV
                                 COVENANTS

4.1      Mutual Covenants....................................................41
         4.1.1    Consents and Approvals.....................................41
         4.1.2    Best Efforts...............................................41
         4.1.3    Publicity..................................................41
         4.1.4    Confidentiality............................................42
4.2      Covenants of AISI...................................................42
         4.2.1    Conduct of Business........................................42
         4.2.2    Acquisition Proposals......................................44
         4.2.3    Investigations.............................................45
         4.2.4    Antitrust Improvements Act.................................46
         4.2.5    AISI Shareholders Approval.................................46
         4.2.6    Information for Prospectus/Proxy Statement
                  and Registration Statement.................................47
4.3      Covenants of ESI....................................................47
         4.3.1    Conduct of Business........................................47
         4.3.2    Registration Statement.....................................47
         4.3.3    ESI Shareholder Meeting....................................48
         4.3.4    Listing of ESI Common Stock................................48
         4.3.5    Antitrust Improvements Act.................................48
         4.3.6    Issuance of Certificates...................................49
         4.3.7    Registration of Option Shares..............................49

         4.3.8    Directors & Officers Insurance.............................49
4.4      Covenants of Merger Corp............................................49

                                 ARTICLE V
                                 CONDITIONS

5.1      Conditions to the Obligations of All Parties........................50
         5.1.1    Regulatory Approvals.......................................50
         5.1.2    Litigation.................................................50
         5.1.3    Section 368(a)(2)(D) of the Code Requirement...............51
5.2      Conditions to the Obligations of AISI...............................51
         5.2.1    Representations, Warranties and Covenants..................51
         5.2.2    No Material Adverse Change.................................52
         5.2.3    Opinion of Counsel.........................................52
         5.2.4    Registration of Securities; Listing........................52
         5.2.5    Shareholders' Approval; Dissenters.........................52
         5.2.6    Accountants Opinion........................................53
5.3      Conditions to the Obligations of ESI and Merger Corp................53
         5.3.1    Representations, Warranties and Covenants..................53
         5.3.2    Opinion of Counsel.........................................53
         5.3.3    Consents and Approvals.....................................53
         5.3.4    No Material Adverse Change.................................54
         5.3.5    Accountants Opinion........................................54
         5.3.6    Registration of Securities; Listing........................54
         5.3.7    ESI Shareholders' Approval.................................54
         5.3.8    Affiliate Representation Letters...........................55
         5.3.9    Continuity of Interests Letter.............................55
         5.3.10   Other Agreements...........................................55
         5.3.11   Physical Count of Assets...................................55
         5.3.12   Tax Clearance Certificate..................................55
         5.3.13   Related Party Agreements...................................56
         5.3.14   Confidentiality Agreements.................................56
         5.3.15   Updated Financial and Other Information....................56
         5.3.16   Environmental Report.......................................56

                                 ARTICLE VI
                        SURVIVAL AND INDEMNIFICATION

6.1      Survival............................................................56
6.2      Scope of Indemnification............................................57
6.3      Escrow..............................................................57
6.4      Limitations.........................................................58
         6.4.1    Minor Claims...............................................58
         6.4.2    Escrowed Property..........................................58

6.5      Claim Procedure for Indemnification.................................58
         6.5.1    Notice.....................................................58
         6.5.2    Response to Third Party Claim..............................59
         6.5.3    Diligent Conduct...........................................59

                                ARTICLE VII
                                TERMINATION

7.1      Termination by Mutual Consent.......................................59
7.2      Termination by Either AISI or ESI...................................59
7.3      Effect of Termination and Abandonment...............................61
7.4      Termination Fees....................................................61

                                ARTICLE VIII
                         MISCELLANEOUS AND GENERAL

8.1      Payment of Expenses.................................................62
8.2      Entire Agreement....................................................63
8.3      Assignment..........................................................63
8.4      Binding Effect; No Third Party Benefit..............................63
8.5      Amendment and Modification..........................................63
8.6      Waiver of Conditions................................................64
8.7      Counterparts........................................................64
8.8      Captions............................................................64
8.9      Subsidiary..........................................................64
8.10     Notices.............................................................64
8.11     Choice of Law.......................................................66
8.12     Attorneys' Fees.....................................................66
8.13     Separability........................................................66

                                  EXHIBITS

A  -  Plan of Merger
B  -  Form of ESI Confidentiality Agreement
C  -  Form of Escrow Agreement
D  -  Form(s) of Confidentiality and Inventions Agreements
E  -  Form of Counsel Opinion for ESI
F  -  Form of Counsel Opinion for AISI
G  -  Form of Affiliate Representation Letter
H  -  Form of Continuity of Interests Letter

                                 SCHEDULES


            Schedule                                                       Page
            --------                                                       ----

3.1         AISI Disclosure Schedule                                         11
3.1.2       AISI Shareholders and Option Holders                             12
3.1.5       AISI Investments                                                 13
3.1.13.2    Employee Benefits                                                19
3.1.13.3    Employment Manuals                                               20
3.1.13.4    Compensation                                                     21
3.1.14      Leased Real Property                                             22
3.1.15      Tangible Personal Property                                       22
3.1.16      Intellectual Property                                            23
3.1.17      Other Agreements                                                 23
3.1.19      Insurance Policies                                               26
3.1.20      Permits                                                          26
3.1.21      Audits                                                           27
3.1.22      Related Parties                                                  29
3.1.28      Bank Accounts                                                    33
3.1.29      Product Warranty                                                 33
3.1.30      Inventory                                                        33
3.1.32      Backlog                                                          34
3.2         ESI Disclosure Schedule                                          36
5.3.8       Signatories to Representation Letter                             55
5.3.9       Signatories to Continuity of Interest Letter                     55

                               INDEX OF TERMS


Term                                   Section                          Page
- ----                                   -------                          ----

Agreement                              Preamble                           1
AISI                                   Preamble                           1
AISI Common Stock                      Section 1.1                        2
AISI Disclosure Schedule               Section 3.1                   11, 36
AISI Stock Plans                       Section 3.1.2                     12
Cash Election Shares                   Section 1.3.3(b)                   4
Claim Notice                           Section 6.5.1                     59
Closing                                Section 1.7                        9
Closing Date                           Section 1.7                        9
Code                                   Recital B                          1
Confidentiality Agreements             Section 4.1.4                     42
Contracts                              Section 3.1.18                    24
Conversion Ratio                       Section 1.3                        3
Current Balance Sheet                  Section 3.1.7                     14
Damages                                Section 6.2                       57
Dissenters' Rights                     Section 1.5.1                      8
Dissenting Shareholder                 Section 1.5.2                      9
Dissenting Shares                      Section 1.5.2                      8
Effective Time                         Section 1.1                        2
Environmental Law                      Section 3.1.24.4                  31
ERISA                                  Section 3.1.13.2                  19
ERISA Plans                            Section 3.1.13.2                  19
Escrow Agreement                       Section 2.2                       10
Escrowed Property                      Section 6.3                       57
ESI                                    Preamble                           1
ESI Common Stock                       Section 1.1                        2
ESI Disclosure Schedule                Section 3.2                       36
ESI SEC Reports                        Section 3.2.5                     38
Financial Statements                   Section 3.1.7                     14
Governmental Entity                    Section 3.1.4                     13
Hazardous Substance                    Section 3.1.24.4                  31
Indemnified Parties                    Section 6.2                       57
Intellectual Property                  Section 3.1.16                    23
Leased Real Property                   Section 3.1.14                    22
MBCA                                   Section 1.2                        2
Merger                                 Section 1.1                        2
Merger Consideration                   Section 1.3                        3
Merger Corp.                           Preamble                           1
OBCA                                   Section 1.2                        2

Term                                   Section                          Page
- ----                                   -------                          ----

Permits                                Section 3.1.20                    26
Policies                               Section 3.1.19                    26
Previously Leased Real Property        Section 3.1.14                    22
Reserves or Reserved                   Section 3.1.8                     15
Returns                                Section 3.1.21.1                  27
SEC                                    Section 3.2.5                     38
Subsidiary                             Section 8.9                       64
Tangible Personal Property             Section 3.1.15                    22
Taxes                                  Section 3.1.21.3                  28

                                  AGREEMENT

                                      OF

                          REORGANIZATION AND MERGER


            THIS AGREEMENT OF REORGANIZATION AND MERGER (this "Agreement") is entered into as of May 13, 1996 among Electro Scientific Industries, Inc, an Oregon corporation ("ESI"), Applied Intelligent Systems, Inc., a Michigan corporation ("AISI"), and AISI Merger Corp., an Oregon corporation ("Merger Corp.").

                                   RECITALS

      A. The Boards of Directors of ESI and AISI have determined that it is in the best interests of their respective shareholders for ESI to acquire AISI upon the terms and subject to the conditions set forth herein.

      B. It is intended that the Merger (as defined below) qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code").

                                   AGREEMENT

            In consideration of the mutual representations, warranties, covenants, agreements and conditions contained herein, the parties agree as follows:

                                   ARTICLE I
                                  THE MERGER

            1.1 The Merger. Pursuant to the laws of the States of Michigan and Oregon, and subject to and in accordance with the terms and conditions of this Agreement and the Plan of Merger attached hereto as Exhibit A, AISI shall be merged with and into Merger Corp., and the outstanding shares of AISI Common Stock, no par value (the "AISI Common Stock") shall be converted into shares of ESI Common Stock, without par value (the "ESI Common Stock"), in a transaction intended to qualify as a tax-free reorganization under Section 368(a) of the Code. AISI and Merger Corp. shall execute Articles of Merger, to be filed with the Secretaries of State of the States of Michigan and Oregon on the Closing Date, as defined in
Section 1.7, or as soon thereafter as practicable. The merger of AISI with and into Merger Corp. (the "Merger") shall take effect (the "Effective Time") upon the later of the time when the Articles of Merger are duly filed with the Secretary of State of the State of Michigan, and the time when the Articles of Merger are duly filed with the Corporation Division of the Secretary of State of the State of Oregon, or at such other time as the parties may agree upon in writing pursuant to applicable law.

            1.2 Effect of Merger. At the Effective Time, AISI shall be merged with and into Merger Corp. in the manner and with the effect provided by the Michigan Business Corporation Act (the "MBCA") and the Oregon Business Corporation Act (the "OBCA"), the separate corporate existence of AISI shall cease and Merger Corp. shall be the surviving corporation. From and after the Effective Time, the Articles of Incorporation, Bylaws, Board of Directors and officers of Merger Corp. in effect or in office, as the case may be, immediately before the

Effective Time shall be the Articles of Incorporation, Bylaws, Board of Directors and officers of the surviving corporation. The outstanding shares of AISI Common Stock shall be converted into shares of ESI Common Stock on the basis, terms and conditions described in Section 1.3. At the Effective Time, the name of the surviving corporation shall become Applied Intelligent Systems, Inc.

            1.3 Merger Consideration. Each share of AISI Common Stock outstanding immediately before the Effective Time (excluding each Dissenting Share as defined in Section 1.5.2) shall be converted into the right to receive the number of shares of ESI Common Stock (the "Merger Consideration") that corresponds to a ratio (the "Conversion Ratio") determined by dividing 3,000,000 by the sum of the total shares of AISI Common Stock outstanding on the Closing Date plus the total number of AISI shares subject to the Options (as defined in Section 1.3.4) on the Closing Date. The manner and basis of converting the shares of AISI Common Stock shall be as follows:

                  1.3.1 AISI Stock. Each share of AISI Common Stock which is outstanding immediately before the Effective Time and which is not a Dissenting Share shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be converted into the right to receive the number of shares of ESI Common Stock that corresponds to one multiplied by the Conversion Ratio (i.e., 1 x Conversion Ratio).

                  1.3.2 Stock Splits, Etc. If, between the date of this Agreement and the Effective Time, the outstanding shares of either AISI Common Stock or ESI Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, combination, recapitalization, stock split, stock dividend, subdivision, exchange of shares, or other extraordinary transaction, the Conversion Ratio shall be adjusted proportionately.

                  1.3.3 Merger Corp. Stock. Each share of Common Stock of Merger Corp. issued and outstanding immediately prior to the Effective Time shall remain outstanding without change by virtue of the Merger.

                  1.3.4 Options. Except as otherwise provided in this
Section 1.3.4, the terms and provisions of the stock options held by those AISI option holders identified in Schedule 3.1.2 (the "Options,") shall continue in full force and effect following the Merger. By virtue of the Merger and at the Effective Time, and without any further action on the part of any holder thereof, each Option shall be assumed by ESI and shall be converted into an option to purchase the whole number of shares of ESI Common Stock corresponding to the number of shares of AISI Common Stock which the holder of the Option would have been entitled to receive had such holder exercised the Option in full immediately prior to the Effective Time (whether or not such Option shall then have been exercisable), which number of shares shall be equal to the product (rounded to the nearest whole number) of (x) the number of shares of AISI Common Stock for which such Option is exercisable multiplied by (y) the Conversion Ratio. The exercise price per share shall be redetermined by dividing the per share exercise price immediately prior to the Effective Time by the Conversion Ratio. The term, exercisability, vesting schedule, status as an "Incentive Stock Option" under Section 422 of the Code, if applicable, and all other terms and conditions of the Options will to the extent permitted by law and otherwise reasonably practicable be unchanged; each Option which is an Incentive Stock Option shall be adjusted in accordance with the requirements of Section 425(a) of the Code so as not to constitute a modification, renewal or extension of the Option within the meaning of Section 424 of the Code. Continuous employment with AISI shall be credited to the optionee for purposes of determining the vesting of the number of shares of ESI Common Stock subject to exercise under the optionee's converted Option after the Effective Time.

            1.4   Surrender and Cancellation of Certificates.

                  1.4.1 Surrender of Certificates. After the Effective Time, each holder of shares of AISI Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares), upon surrender to ESI or its agent designated for such purpose of a certificate or certificates representing such shares, along with a transmittal letter in the form described in clause (ii) of Section 4.2.5 and the stock powers described in clause (iii) of Section 4.2.5 duly endorsed in blank, shall be entitled to receive (x) a certificate representing the number of shares of ESI Common Stock into which such shares of AISI Common Stock shall have been converted pursuant to the provisions of Section 1.3 less the number of such shares determined to be Escrowed Property (as defined in Section 6.3) and (y) subject to Section 6.3 and the provisions of the Escrow Agreement, a certificate representing the shares of ESI Common Stock determined to be Escrowed Property. If any certificate for shares of ESI Common Stock is to be issued in a name other than that in which the certificate for AISI Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer, and that the person requesting such exchange pay to ESI or its agent designated for such purpose any transfer or other taxes required, or establish to the satisfaction of ESI or its agent that such tax has been paid or is not payable. If any holder of AISI Common

Stock canceled and retired in accordance with this Agreement is unable to deliver a certificate or certificates representing such shares of the holder, ESI, in the absence of actual notice that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such holder the number of shares of Common Stock to which such holder is entitled in accordance with the provisions of this Agreement upon the presentation of the following: (i) evidence satisfactory to ESI (a) that such person is the owner of the shares theretofore represented by each certificate claimed by him to be lost, wrongfully taken or destroyed and (b) that he is the person who would be entitled to present each such certificate for conversion pursuant to this Agreement; and (ii) such security or indemnity as may be reasonably requested by ESI to indemnify and hold ESI and the transfer agent harmless.

                  1.4.2 Option Agreements. After the Effective Time, each holder of an Option outstanding immediately prior to the Effective Time shall be deemed to hold an option exercisable for ESI Common Stock in accordance with the provisions of Section 1.3.4.

                  1.4.3 No Fractional Shares. No certificates or scrip evidencing fractional shares of ESI Common Stock shall be issued in the Merger, and such fractional share interests will not entitle the owner thereof to any rights as a shareholder of ESI. In lieu of fractional shares, ESI shall pay each holder of shares of AISI Common Stock who would otherwise have been entitled to a fraction of a share of ESI Common Stock upon surrender of stock certificates an amount of cash (without interest) determined by multiplying (a) the Average Sale Price by (b) the fractional share interest in ESI Common Stock to which such holder would otherwise be entitled. The "Average Sale Price" shall mean the average of the high and low prices of ESI

Common Stock, as reported in The Wall Street Journal, for the trading day immediately preceding the Closing Date.

                  1.4.4 Cancellation. At the Effective Time, all shares of AISI Common Stock outstanding immediately before the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously evidencing any such shares shall thereafter represent only the right to receive the Merger Consideration. The holders of such certificates previously evidencing such shares of AISI Common Stock outstanding immediately before the Effective Time shall cease to have any rights with respect to such shares of AISI Common Stock, except for Dissenters Rights as provided in Section 1.5.

                  1.4.5 Treasury Shares. Each share of AISI Common Stock held in the treasury of AISI immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

                  1.4.6 Escheat. Neither ESI nor Merger Corp. shall be liable to any holder of shares of AISI Common Stock for any such shares of ESI Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  1.4.7 Withholding Rights. ESI shall be entitled to deduct and withhold from the Merger Consideration such amounts as ESI is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by ESI, such withheld amounts shall be treated for all purposes of this Agreement as having been paid by the holder of the shares of AISI Common Stock in respect of which such deduction and withholding was made by ESI.

            1.5   Dissenters' Rights.

                  1.5.1 Notice. AISI shareholders desiring to dissent from the Merger and obtain payment of the fair value of their shares of AISI Common Stock immediately before the consummation of the Merger in lieu of the Merger Consideration may exercise their dissenters' rights under the provisions set forth at Sections 761 through 774 of the MBCA ("Dissenters' Rights"). Consistent with Sections 764(2) and 766 of the MBCA, AISI shall notify in writing each shareholder entitled to assert Dissenters' Rights that action by written consent has been taken to approve the Merger and shall provide each such shareholder the dissenters' notice described in
Section 766 of the MBCA. The date specified in such notice for receipt by AISI of payment demand from any shareholder exercising rights of dissent shall be the earliest date permitted by Section 766(d) of the MBCA.

                  1.5.2 Rights of Dissenting Shares. Shares of AISI Common Stock which are issued and outstanding as of the Effective Time and held by any shareholder who has, in accordance with Section 767 of the MBCA, delivered a payment demand accompanied by the required certification and deposit of shares ("Dissenting Shares") shall not be converted as described in Section 1.3 but shall from and after the Effective Time represent only the right to receive such consideration as may be determined to be due under the MBCA. AISI shall give ESI prompt notice upon receipt by AISI of any payment demand from any such shareholder of AISI (a "Dissenting Shareholder"). AISI agrees that prior to the Effective Time, it will not, except with prior written consent of ESI, voluntarily make any payment with respect to, or settle or offer to settle, any request pursuant to the exercise of Dissenters' Rights. Each Dissenting Shareholder who becomes entitled, pursuant to the MBCA, to payment for his Dissenting Shares shall receive payment therefor in accordance with the MBCA. Notwithstanding the foregoing, if any Dissenting Shareholder shall rescind, fail to perfect or otherwise lose such rights either before or after the Effective Time, such shareholder's shares of AISI Common Stock shall be converted into ESI Common Stock or cash, as of the Effective Time, in accordance with the provisions of
Section 1.3.

            1.6 Stock Transfer Books. At the Effective Time, the stock transfer books of AISI shall be closed and there shall be no further registration of transfers of shares of AISI Common Stock thereafter on the records of the AISI. On or after the Effective Time, any certificates for AISI Common Stock presented to ESI or its agent for any reason shall be converted into the Merger Consideration.

            1.7 Closing. The closing of the Merger (the "Closing") shall take place at the offices of Stoel Rives LLP, 900 SW Fifth Avenue, Suite 2300, Portland, Oregon 97204 on the Condition Completion Date (as hereinafter defined), or on such other date and/or at such other place and time as AISI, ESI and Merger Corp. may agree (the "Closing Date"). The "Condition Completion Date" shall be the day on which the last of the conditions set forth in Article V hereof shall have been fulfilled or waived (other than those conditions which, by their terms, are to occur at Closing).

            1.8 Subsequent Actions. If, at any time after the Effective Time, Merger Corp. shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in Merger Corp. its right, title or interest in, to, or under any of the rights, properties or assets of AISI acquired or to be acquired by Merger Corp. as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of Merger Corp. shall be authorized to execute and deliver, in the name and on behalf of AISI, or otherwise, all such deeds, bills of sale, assignments and assurances, and to take and do, in the name and on behalf of AISI, or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in Merger Corp. or otherwise to carry out the purposes of this Agreement.

                                  ARTICLE II
                              FURTHER AGREEMENTS

            2.1 Noncompetition and Confidentiality Agreements. AISI shall cause each of its employees who will become employees of Merger Corp. to sign a noncompetition and confidentiality agreement (the "ESI Confidentiality Agreement") substantially in the form of Exhibit B.

            2.2 Escrow Agreement. Prior to or at the Closing, ESI, the three representatives appointed to act for and on behalf of the AISI shareholders (the "Shareholder Representatives"), and the AISI shareholders otherwise listed as signatories thereto shall execute and deliver an Escrow Agreement ("Escrow Agreement") substantially in the form attached as Exhibit C, and shall cause the Escrow Agent, as such term is defined in the Escrow Agreement, to execute the Escrow Agreement.

                                  ARTICLE III
                        REPRESENTATIONS AND WARRANTIES

            3.1 Representations and Warranties of AISI. AISI hereby represents and warrants to ESI and Merger Corp. that, except as specifically set forth in Schedule 3.1 (the "AISI Disclosure Schedule") in a numbered paragraph that corresponds to the section for which disclosure is made:

                  3.1.1 Organization and Status. AISI is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is duly qualified and in good standing as a foreign corporation in each jurisdiction where its properties (whether owned, leased or operated) or its business conducted require such qualification, except where the failure to so qualify or be in good standing, when taken together with all such failures, would not have a material adverse effect on AISI. AISI has all requisite corporate power and authority to own, operate and lease its property and to carry on its businesses as they are now being conducted. AISI has delivered to ESI complete and accurate copies of the Amended and Restated Articles of Incorporation ("Articles of Incorporation") and the Amended Bylaws of AISI ("Bylaws"), each as amended to the date hereof.

                  3.1.2 Capitalization. AISI has authorized capital stock consisting of 10,000,000 shares of AISI Common Stock, of which 3,459,044 shares were outstanding on March 31, 1996 and options to purchase 1,199,567 shares were outstanding on March 31, 1996 under grants made pursuant to AISI's 1989 Incentive Stock Option Plan, its 1991 Incentive Stock Option Plan, its 1992 Incentive Stock Option Plan, and its 1995 Incentive Stock Option Plan, and the three non-qualified stock option agreements identified in Schedule 3.1.2 (collectively, the "AISI Stock Plans"). All of the outstanding shares of capital stock of AISI have been duly authorized and are validly issued, fully paid and nonassessable, and no shares were issued in violation of preemptive or similar rights of any shareholder or in violation of any applicable securities laws. Except as set forth above, there are no shares of capital stock of AISI authorized, issued or outstanding, and, except for options granted pursuant to the AISI Stock Plans, there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of AISI of any character relating to the issued or unissued capital stock or other securities of AISI. There are no outstanding obligations of AISI to repurchase, redeem or otherwise acquire any of its outstanding shares of capital stock. The list of shareholders and option holders attached hereto as Schedule 3.1.2 sets forth a complete and accurate list of the shareholders and option holders of AISI as of the date hereof, indicating the number of shares of AISI Common Stock held by each shareholder, or subject to options in the case of option holders, and the percentage of the shares of all the AISI Common Stock outstanding represented by the shares so held in the case of shareholders.

                  3.1.3 Corporate Authority. AISI has the corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized by the Board of Directors of AISI, validly executed and delivered by AISI and, as of the Closing Date, will have been duly and validly approved by the shareholders of AISI. This Agreement constitutes the valid and binding obligation of AISI, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

                  3.1.4 Governmental Filings. Other than (a) the filing of Articles of Merger contemplated by Article I and (b) the HSR Filing described in Section 4.2.4, no notices, reports or other filings are required to be made by AISI with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by AISI from, any domestic or foreign governmental or regulatory authority, agency, court, commission or other entity ("Governmental Entity") in connection with the execution and delivery of this Agreement by AISI and the consummation by AISI of the transactions contemplated hereby.

                  3.1.5 Investments; Subsidiaries. All direct or indirect investments of AISI in any corporation, partnership, association, joint venture or other entity are listed in Schedule 3.1.5. AISI has no subsidiaries.

                  3.1.6 No Adverse Consequences. Neither the execution and delivery of this Agreement by AISI nor the consummation of the transactions contemplated by this Agreement will (a) result in the creation or imposition of any lien, charge, encumbrance or restriction on any of the assets or properties of AISI, (b) violate any provision of the Articles of Incorporation or Bylaws of AISI, (c) violate any statute, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority applicable to AISI, or (d) either alone or with the giving of notice or the passage of time or both, conflict with, constitute grounds for termination of, accelerate the performance required by, accelerate the maturity of any indebtedness or obligation under, result in the breach of the terms, conditions or provisions of or constitute a default under any mortgage, deed of trust, indenture, note, bond, lease, license, permit or other agreement, instrument or obligation to which AISI is a party or by which it is bound.

                  3.1.7 Financial Statements. AISI has furnished to ESI an audited balance sheet of AISI as of December 31, 1995, and the related statements of income, stockholders' equity and cash flows for the period then ended, and the unaudited balance sheet of AISI as of March 31, 1996 (the "Current Balance Sheet") and the related statements of income and stockholders' equity for the three months then ended, and the financial statements delivered at or before the Closing pursuant to Section 5.3.16 (all such balance sheets and statements collectively, the "Financial Statements"). The Financial Statements are complete and accurate in all material respects and present fairly the financial position and operating results of AISI as of the dates and for the periods indicated therein, and have been prepared in accordance with generally accepted accounting principles.

                  3.1.8 Undisclosed Liabilities; Returns. Except for current liabilities which were incurred after March 31, 1996 in the ordinary course of business and of a type and in an amount both consistent with past practices and not material (either individually or in the aggregate), AISI has no liability or obligation (whether absolute, accrued, contingent or otherwise, and whether due or to become due) which is not accrued, Reserved against, or identified in the Current Balance Sheet. "Reserves" or "Reserved" in this Agreement shall mean the aggregate amount of AISI reserves for the specific item or matter referred to, as the context requires, plus the amount of the undifferentiated AISI reserve recorded in AISI's general ledger Account No. 2390, but only to the extent such reserves are not otherwise used in complying with any other representation or warranty. There are no rights of return or other agreements between AISI and any customer which would cause any sales reflected in the Financial Statements to fail to qualify as sales in accordance with generally accepted accounting principles and AISI's revenue recognition policy as reflected in the Financial Statements.

                  3.1.9 Absence of Certain Changes or Events. Since December 31, 1995, there has not been:

                  (a) Any material adverse change in the business, results of operations, financial condition, properties, assets or prospects of AISI;

                  (b) Any material damage, destruction, requisition, taking or casualty loss, whether or not covered by insurance, of or to any of the assets or properties of AISI;

                  (c) Any direct or indirect declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the AISI Common Stock, or any direct or indirect repurchase, redemption or other acquisition by AISI of any shares of its stock;

                  (d) Other than as disclosed pursuant to Section 3.1.13.4, any increase in the rate or terms of compensation payable or to become payable by AISI to its directors, officers or employees; any change in the rate or terms of any bonus, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any employees of AISI; any special bonus or remuneration paid; any written employment contract executed or amended; or any change in personnel policies;

                  (e) Any entry into any agreement, commitment or transaction (including, without limitation, any license of intellectual property, any borrowing, capital expenditure or capital financing, any purchase, acquisition, sale or other disposition of assets (other than inventory in the ordinary course of business), any lease or sublease, any guaranty, assumption or endorsement of payment or performance of any loan or obligation of another, or any amendment, modification or termination of any existing agreement, commitment or transaction) by AISI as contemplated in this Agreement;

                  (f) Any change by AISI in accounting methods, principles or practices;

                  (g) Any issuance or sale of any stock of AISI (other than issuances pursuant to the exercise of options outstanding on March 31,
1996) or any issuance or granting of any option, warrant or right to purchase any stock of AISI (other than options granted under the AISI Stock Plans on or before March 31, 1996) or any commitment to do any of the foregoing;

                  (h) Any amendment to the Articles of Incorporation or Bylaws of AISI;

                  (i) Any conduct of business which is outside the ordinary course of business or not substantially in the manner that AISI previously conducted its business;

                  (j) Any encumbrance or consent to encumbrance of any property or assets;

                  (k) Any pending or threatened labor disputes, organizational activities or disturbances;

                  (l) Any indication from any customer of AISI which purchased $500,000 or more of products or services from AISI in the year ended December 31, 1995 that such customer intends to, is desirous of, or is actively considering terminating or reducing its purchases from AISI for any reason; or

                  (m) Any change not described above in the assets, liabilities, licenses, permits or franchises of AISI, or in any agreement to which AISI is a party or is bound, which, either individually or in the aggregate, has had or reasonably could be expected to have a material adverse effect on the business, results of operations, financial condition, properties, assets or prospects of AISI.

                  3.1.10 Prohibited Payments. Neither AISI nor any shareholder, officer, director or other person or entity has, directly or indirectly, on behalf of or with respect to the business or operations of AISI, (a) made any payment outside the ordinary course of business to any purchasing or selling agent or person charged with similar duties of any entity to which AISI sells or from which AISI buys products, for the purpose of influencing such agent or person to buy products from or sell products to AISI; or (b) otherwise made or received any payment that was not legal to make or receive under any applicable law or regulation of the United States or any other country or territory; or (c) engaged in any transaction, maintained any bank account, or used any corporate funds or assets except for transactions, bank accounts, funds, and assets which have been and are reflected in the normally maintained books and records of AISI.

                  3.1.11 Litigation. No litigation, proceeding or governmental investigation is pending or, to the knowledge of AISI, threatened against or relating to AISI, its officers or directors in their capacities as such, or any of AISI's properties or businesses.

                  3.1.12 Compliance with Laws; Judgments. AISI has at all relevant times conducted its business in compliance with the provisions of its Articles of Incorporation, Bylaws, and all applicable laws, regulations and standards, including without limitation the United States Export Control Act and all applicable regulations promulgated by the U.S. Department of Health and Human Services and the Federal Communications Commission and foreign counterparts to such laws and regulations. AISI is not in violation of any applicable laws or regulations, other than violations which individually or in the aggregate do not, and, with the passage of time will not, have a material adverse effect on its business, financial condition, results of operations, properties, assets or prospects. AISI is not subject to any outstanding judgment, order, writ, injunction or decree and has not been charged with, or threatened with a charge of, a violation of any provision of any applicable law or regulation.

                  3.1.13 Employment Matters.

                        3.1.13.1 Labor Matters. AISI is not a party or otherwise subject to any collective bargaining or other agreement governing the wages, hours or terms of employment of its employees. AISI is and has been in compliance with all applicable laws regarding employment and employment practices, terms and conditions of employment, wages and hours and is not and has not been engaged in any unfair labor practice. There is no (a) unfair labor practice complaint against AISI pending before the National Labor Relations Board or any other Governmental Entity, (b) labor strike, slowdown or work stoppage actually occurring or, to the knowledge of AISI, threatened against AISI, (c) representation petition respecting the employees of AISI pending before the National Labor Relations Board or similar agency, or (d) grievance or any arbitration proceeding pending arising out of or under collective bargaining agreements applicable to AISI. AISI has not experienced any primary work stoppage or other organized work stoppage involving its employees in the past two years. AISI is not aware of any labor strike, slowdown, or work stoppage occurring or, to the knowledge of AISI, threatened against any of its principal suppliers that might be expected to have a material adverse effect on the business, financial condition, results of operations, properties, or assets of AISI.

                        3.1.13.2 Employee Benefits. Schedule 3.1.13.2 lists all pension, retirement, profit sharing, deferred compensation, bonus, commission, incentive compensation (including cash, stock and option plans or arrangements), life insurance, health and disability insurance, hospitalization and all other employee benefit plans or arrangements (including, without limitation, any contracts or agreements with trustees, insurance companies or others relating to any such employee benefit plans or arrangements) established or maintained by AISI, and complete and accurate copies of all those plans or arrangements have been provided to ESI. The employee pension benefit plans (within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) established and maintained by AISI that are subject to ERISA (the "ERISA Plans") are listed separately as ERISA Plans on Schedule
3.1.13.2. The ERISA Plans comply in all material respects with the applicable requirements of ERISA. AISI has received from the Internal Revenue Service a favorable determination for each of the ERISA Plans and their related trusts that each of the ERISA Plans is qualified under
Section 401(a) of the Code and the related trust is tax-exempt under
Section 501(a) of the Code. There has been no event subsequent to that determination that has adversely affected the tax qualified status of the ERISA Plans or the exemption of the related trusts other than changes in the Code that are not effective as of the Closing Date. None of the ERISA Plans, its related trusts or any trustee, investment manager or administrator thereof has engaged in a nonexempt "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code. There are not and have not been any excess deferrals or excess contributions under any ERISA Plan. Each ERISA Plan is and has been operated and administered in conformity with the requirements of all applicable laws and regulations, whether or not the ERISA Plan documents have been amended to reflect such requirements. AISI has no obligation of any kind (whether under the terms of the ERISA Plans or under any understanding with employees) to make payments under, or to pay contributions to, any plan, agreement or other arrangement for deferred compensation of employees, whether or not tax qualified, including, without limitation, a single employer tax qualified plan, a tax qualified plan of a controlled group of corporations, a multiemployer pension plan, a "defined benefit" plan, a nonqualified deferred compensation plan, an individual employment or compensation agreement or a commitment to provide medical benefits to retirees.

                        3.1.13.3 Employment Agreements. Each employee of AISI is an "at-will" employee and there are no written employment, commission or compensation agreements of any kind between AISI and any of its employees. Schedule 3.1.13.3 lists all AISI's employment or supervisory manuals, employment or supervisory policies, and written information generally provided to employees (such as applications or notices), and complete and accurate copies of those manuals, policies and written information have been provided to ESI. AISI does not have any agreements or understandings with its employees, including without limitation any agreements or understandings regarding compensation of any nature, severance payments or retirement benefits, except as reflected in the items listed in Schedules 3.1.13.2 and 3.1.13.4.

                        3.1.13.4 Compensation. Schedule 3.1.13.4 contains a complete and accurate list of all current directors, officers, employees or consultants of AISI, specifying their names and job designations, the total amount paid or payable as cash and noncash compensation to each such person, and the basis of such compensation, whether fixed or commission or a combination thereof, and the total amount of accrued benefits (including without limitation vacation, sick or wellness pay) for such persons as of December 31, 1995 and as of April 30, 1996. Except as set forth in Schedules 3.1.13.2, 3.1.13.3 or the agreements described in
Section 3.1.13.5, AISI is not a party to any employment contract or agreement and has not made any other commitment entitling any employee to any payment in the event of termination or resignation that would constitute a "parachute payment" within the meaning of Section 280G of the Code or would in the aggregate exceed 100 percent of such person's annual base cash compensation. The provisions for wages and salaries accrued on the Current Balance Sheet are adequate for salaries and wages, including accrued vacation pay and sick or wellness pay, and AISI has accrued on its books and records all obligations for wages and salaries and other compensation to its employees, including but not limited to, vacation pay and sick or wellness pay, and all commissions and other fees payable to agents, salesmen, and representatives.

                        3.1.13.5 Confidentiality and Inventions Agreements. Each employee or consultant of AISI has previously signed a confidentiality and invention agreement in the form or forms attached hereto as Exhibit D.

                  3.1.14 Title to and Condition of Real Property. AISI does not own any real property. Schedule 3.1.14 contains a list of all real property currently leased or occupied by AISI (the "Leased Real Property"), including the dates of and parties to all leases and any amendments thereof and a list of all real property previously leased or occupied by AISI (the "Previously Leased Real Property"). To the knowledge of AISI, all Leased Real Property (including improvements thereon) is in satisfactory condition and repair consistent with its present use, and is available for immediate use in the conduct of AISI's business. To the knowledge of AISI, neither the operations of AISI on any Leased Real Property, nor any improvements on the Leased Real Property, violates any applicable building or zoning code or regulation of any governmental authority having jurisdiction. The Leased Real Property includes all such property necessary to conduct the business of AISI.

                  3.1.15 Title to and Condition of Fixed Assets. Schedule
3.1.15 contains a complete and accurate list of all tangible personal property (excluding inventory) owned or leased by AISI (the "Tangible Personal Property"), including the dates of and parties to all leases and any amendments thereof. AISI has good and marketable title to all of the Tangible Personal Property listed in Schedule 3.1.15, free and clear of all liens, mortgages, pledges, leases, restrictions and other claims and encumbrances of any nature whatsoever. The Tangible Personal Property is in good operating condition and repair (ordinary wear and tear excepted), is performing satisfactorily, and is adequate for the conduct of the business of AISI. All Tangible Personal Property and the state of maintenance thereof are in compliance with all applicable laws and regulations.

                  3.1.16 Intellectual Property. AISI owns, or has a valid license to use, all patents, trademarks, service marks, trade names, copyrights, trade secrets, technology, know-how and other intellectual property (the "Intellectual Property") necessary to or used in the conduct of the business of AISI as now conducted and as proposed to be conducted.
Schedule 3.1.16 contains a complete and accurate list of all patents, patent applications, trademarks and service marks and related applications, trade names and copyrights owned by or licensed to AISI. Schedule 3.1.16 also contains a description of all agreements or licenses relating to the acquisition by or license to AISI of such Intellectual Property or under which AISI has sold or granted a right to use any Intellectual Property. All Intellectual Property owned by AISI is owned by it free and clear of all liens, claims, encumbrances or adverse claims of any third party (other than infringement claims). The conduct of AISI's business does not, to the knowledge of AISI, conflict with or infringe upon any Intellectual Property rights of any other person and no claims of conflict or infringement are pending or threatened against AISI.

                  3.1.17 Certain Contracts and Arrangements. Schedule 3.1.17, which is organized by type of agreement, contains a complete and accurate list of each of the following types of agreements or arrangements, including any amendments thereto, to which AISI is a party or by which it is bound:

                  (a) any mortgage, note or other instrument or agreement relating to the borrowing of money or the incurrence of indebtedness or the guaranty of any obligation for the borrowing of money;

                  (b) any contract, agreement, purchase order or acknowledgment form for the purchase, sale, lease or other disposition of equipment, products, materials or capital assets, or for the performance of services (including without limitation consulting services), with respect to which the annual aggregate dollar amount either due to or payable by AISI exceeds $20,000;

                  (c) contracts or agreements for the joint performance of work or services, and all other joint venture agreements;

                  (d) contracts or agreements with agents, brokers, consignees, sales representatives or distributors relating to the sale of products or services;

                  (e) confidentiality or inventions assignment agreements with parties other than employees of AISI; and

                  (f) any other contract, instrument, agreement or obligation not described in any other Schedule which contains unfulfilled obligations, is not terminable without payment of premium or penalty upon 30 days' notice or less and the annual amount either due to or payable by AISI exceeds $20,000 for any single contract or $50,000 in the aggregate.

                  3.1.18 Status of Contracts. Each of the contracts, agreements, commitments and instruments listed on Schedules 3.1.14, 3.1.15, 3.1.16, and 3.1.17 and the agreements described in Section 3.1.13.5 (collectively, the "Contracts") is in full force and effect and is valid, binding and enforceable by AISI in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought. There is no existing material default or violation by AISI under any Contract and no event has occurred which (whether with or without notice, lapse of time or both) would constitute a material default of AISI under any Contract. There is no pending or threatened proceeding which would interfere with the quiet enjoyment of any leasehold of which AISI is lessee or sublessee. All other parties to the Contracts have consented or prior to the Closing will have consented (where such consent is necessary) to the consummation of the transactions contemplated by this Agreement without modification of the rights or obligations of AISI under any Contract. Complete and accurate copies of all Contracts have been delivered to ESI. AISI is not aware of any default by any other party to any Contract or of any event which (whether with or without notice, lapse of time or both) would constitute a material default by any other party with respect to obligations of that party under any Contract, and, to the knowledge of AISI, there are no facts that exist indicating that any of the Contracts may be totally or partially terminated or suspended by the other parties. AISI has not granted any waiver or forbearance with respect to any of the Contracts. AISI is not a party to, or bound by, any Contract that AISI can reasonably foresee will result in any material loss to AISI upon the performance thereof (including any liability for penalties or damages, whether liquidated, direct, indirect, incidental or consequential).

                  3.1.19 Insurance. Schedule 3.1.19 contains a complete and accurate list of all policies of fire, liability, worker's compensation and other forms of insurance insuring AISI, its officers or directors, its assets or its operations (the "Policies"), setting forth the applicable deductible amounts. All the Policies are valid, enforceable and in full force and effect, all premiums with respect to the Policies covering all periods up to and including the date as of which this representation is being made have been paid and no notice of cancellation or termination has been received with respect to any Policy. The Policies are sufficient for compliance with all requirements of law and agreements to which AISI is a party and provide insurance for the risks and in the amounts and types of coverage usually obtained by persons using or holding similar properties in similar businesses. There have been no claims made for insurance payment under any of the Policies in the three years preceding the date of this Agreement. Complete and accurate copies of the Policies and all endorsements thereto have been delivered to ESI. AISI has not been refused any insurance coverage and no insurance coverage has been canceled during the three years preceding the date of this Agreement.

                  3.1.20 Permits and Licenses. Schedule 3.1.20 contains a complete and accurate list of all governmental licenses, permits, franchises, easements and authorizations (collectively, "Permits") held by AISI, listed by governmental entity. AISI holds, and at all times has held, all material Permits necessary for the lawful conduct of its business pursuant to all applicable statutes, laws, ordinances, rules and regulations of all governmental bodies, agencies and other authorities having jurisdiction over it or any part of its operations. AISI is in compliance with each of the terms of the Permits listed on Schedule 3.1.20, and there are no claims of violation by AISI of any of such Permits except where any such failure so to comply or violation, individually or in the aggregate with any other failures to comply or violations, either with or without the giving of notice or the passage of time or both, would not have a material adverse effect on the business, results of operation, financial condition, properties, assets or prospects of AISI. Complete and accurate copies of all Permits held by AISI have been delivered to ESI. All governmental entities and agencies that have issued any Permits to or with respect to AISI or its business have consented or prior to the Closing will have consented (where such consent is necessary) to the consummation of the transactions contemplated by this Agreement without requiring modification of the rights or obligations of AISI under any of such Permits.

                  3.1.21 Taxes.

                        3.1.21.1 Returns. AISI has filed on a timely basis all federal, state, foreign and other returns, reports, forms, declarations and information returns required to be filed by it with respect to Taxes (as defined below) which relate to the business, results of operations, financial condition, properties or assets of AISI (collectively, the "Returns") and has paid on a timely basis all Taxes shown to be due on the Returns. AISI is not part of an affiliated group of corporations that files or has the privilege of filing consolidated tax returns pursuant to Section 1501 of the Code or any similar provisions of state, local or foreign law, and AISI is not a party to any tax-sharing or tax-allocation agreement. No extensions of time have been requested for Returns which have not been filed except as set forth on Schedule 3.1.21. No Returns have been examined by the applicable taxing authorities for all periods to and including the fiscal year ended December 31, 1995 and, except as set forth on Schedule 3.1.21, AISI has not received any notice of audit and there are no outstanding agreements or waivers extending the applicable statutory periods of limitation for such Taxes for any period. All Returns filed are complete and accurate in all respects and no additional Taxes are owed by AISI with respect to the periods covered by the Returns. AISI has provided ESI with complete and accurate copies of Returns for each of AISI's fiscal years 1991 through 1994 and the Forms 1139 related to any loss or credit or carryback claim for those years.

                        3.1.21.2 Taxes Paid or Reserved. The Reserves reflected in the Current Balance Sheet are adequate for payment of Taxes in respect of periods ending on or before the date of the Current Balance Sheet. All reserves for Taxes have been determined in accordance with generally accepted accounting principles consistently applied throughout the periods involved and with prior periods. All Taxes which AISI has been required to collect or withhold have been withheld or collected and, to the extent required, have been paid to the proper taxing authority. AISI has not elected to be treated as a consenting corporation pursuant to Section 341(f) of the Code.

                        3.1.21.3 Definition. The term "Taxes" shall mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, gross receipts, premium, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated severance, stamp, occupation, property or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties (including penalties for failure to file in accordance with applicable information reporting requirements), and additions to tax.

                  3.1.22 Related Party Interests. Except as listed in
Schedule 3.1.22, no shareholder, officer or director of AISI (or any entity owned or controlled by one or more of such parties) (a) has any interest in any property, real or personal, tangible or intangible, used in or pertaining to AISI's business, (b) is indebted to AISI, or (c) has any material financial interest, direct or indirect, in any supplier or customer of, or other outside business which has significant transactions with AISI. True and complete copies of all agreements listed on Schedule
3.1.22 have been provided to ESI. AISI is not indebted to any of its shareholders, directors or officers (or any entity owned or controlled by one or more of such parties) except for amounts due under normal salary arrangements and for reimbursement of ordinary business expenses. The consummation of the transactions contemplated by this Agreement will not (either alone or upon the occurrence of any act or event, or with the lapse of time, or both) result in any payment (severance or other) becoming due from AISI to any of its shareholders, officers, directors or employees (or any entity owned or controlled by one or more of such parties).

                  3.1.23 No Powers of Attorney or Restrictions. No power of attorney or similar authorization given by AISI is presently in effect or outstanding. No contract or agreement to which AISI is a party or is bound or to which any of its properties or assets is subject limits the freedom of AISI to compete in any line of business or with any person. None of the employees of AISI is obligated under any contract (including licenses, covenants or commitments of any nature), or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of his or her best efforts to promote the interests of AISI or that would conflict with the business of AISI as now conducted or proposed to be conducted.

                  3.1.24 Environmental Conditions.

                        3.1.24.1 Compliance. The business and assets of AISI, including without limitation the Leased Real Property and the Previously Leased Real Property (during the period of AISI's use only), are and have been in compliance with all Environmental Laws and all Permits required under any Environmental Law are listed separately in Schedule
3.1.20. There are no pending or, to the knowledge of AISI, threatened claims, actions or proceedings against AISI under any Environmental Law or related Permit. All wastes generated in connection with AISI's business are and have been transported and disposed of off-site in compliance with all Environmental Laws, and true and correct logs of such transportation and disposal have been made available to ESI.

                        3.1.24.2 Hazardous Substances.  No Hazardous
Substance has been disposed of, spilled, leaked or otherwise released on, in, under or from the Leased Real Property or the Previously Leased Real Property (during the period of AISI's use only) or has otherwise come to be located in the soil or water (including surface and ground water) on or under the Leased Real Property or the Previously Leased Real Property (during the period of AISI's use only). None of the assets of AISI or the improvements on the Leased Real Property or the Previously Leased Real Property (attributable to AISI) have incorporated into them any asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls (including in any electrical transformer or capacitor located on such property), or any other Hazardous Substance which is prohibited, restricted or regulated when present in buildings, structures, fixtures or equipment. No Hazardous Substance is or has been generated, manufactured, treated, stored, transported, used or otherwise handled on the Leased Real Property or the Previously Leased Real Property (during the period of AISI's use only) or in connection with the business of AISI. There are no underground storage tanks on the Real Property (whether or not regulated and whether or not out of service, closed or decommissioned), other than a septic tank previously used only for sanitary waste, the use of which has been discontinued in compliance with Michigan law.

                        3.1.24.3 Filings and Notices. AISI has timely filed all required reports, obtained all required approvals and permits, and generated and maintained all required data, documentation and records under all applicable Environmental Laws. All notifications required by any Environmental Law in respect of any discharge, release or emission, including any notices required to be provided under applicable Michigan law, if any, have been made within the time prescribed by such Environmental Law, and copies of all such notifications have been provided to ESI. No part of the Leased Real Property or, to the knowledge of AISI, the Previously Leased Real Property is listed as a site contaminated by Hazardous Substances pursuant to any Environmental Law.

                        3.1.24.4 Definitions.  As used in this Agreement,
(a) "Environmental Law" means any federal, state, foreign or local statute, ordinance or regulation pertaining to the protection of human health or the environment and any applicable orders, judgments, decrees, permits, licenses or other authorizations or mandates under such statutes, ordinances or regulations, and (b) "Hazardous Substance" means any hazardous, toxic, radioactive or infectious substance, material or waste as defined, listed or regulated under any Environmental Law, and includes without limitation radioactive material.

                  3.1.25 Consents and Approvals. Except as set forth in Sections 3.1.4 and 5.2.5, no consent, approval, or authorization of, or filing or registration with, any court, regulatory authority, governmental body, or any other entity or person not a party to this Agreement is required to be obtained by AISI for the consummation of the transactions described in this Agreement.

                  3.1.26 Records. The books of account, minute books, stock certificate books and stock transfer ledgers of AISI are complete and accurate in all material respects, and there has been no transaction involving the business or stock ownership of AISI, or action of AISI's board of directors or shareholders, which properly should have been set forth therein and which has not been accurately so set forth. Complete and accurate copies of such books, records and ledgers have been made available to ESI.

                  3.1.27 Receivables. Each of the receivables of AISI (including accounts receivable, loans receivable and advances) that is reflected in the Current Balance Sheet, and each of the receivables that has arisen since that date, has arisen only from bona fide transactions in the ordinary course of AISI's business and shall be fully collected when due, or in the case of each account receivable, within 90 days after it arose, without resort to litigation and without offset or counterclaim, except to the extent of the normal allowance for doubtful accounts with respect to accounts receivable, consistent with AISI's prior practices, as reflected in the Current Balance Sheet.

                  3.1.28 Bank Accounts. Schedule 3.1.28 contains a complete and accurate list of all the banks or other financial institutions at which AISI maintains accounts or safe deposit boxes, together with numbers of such accounts and boxes and the names of the persons authorized to draw thereon or permitted access thereto. All cash in such accounts is held in demand deposits and is not subject to any restriction or limitation as to withdrawal.

                  3.1.29 Product Warranties. Schedule 3.1.29 contains AISI's standard form of product warranty, infringement indemnity and limitation of liability provisions and a copy of each negotiated warranty, indemnity and limitations provision that differs materially from the standard form. AISI has not undertaken any performance obligations or made any warranties or guarantees with respect to its products other than those disclosed in Schedule 3.1.29, or sold any products or services without the limitation of liability provisions disclosed in Schedule 3.1.29. The aggregate cost to AISI to comply with its product warranties has not and is not anticipated to exceed 2.0 percent of total revenue, as reported in AISI's audited financial statements, for any fiscal year. All products under warranty as of the date of this Agreement, serviced, distributed or sold by AISI, and the delivery thereof, have been in conformity with AISI's warranty commitments.

                  3.1.30 Inventories. Schedule 3.1.30 contains a true and complete list and summary of all inventory of AISI as of March 31, 1996. All inventories, whether finished goods, work in process or raw materials, reflected on the Current Balance Sheet or thereafter acquired, are all items of a quality usable or saleable in the ordinary and usual course of AISI's business, except for inventory items that have been written down to an amount not in excess of realizable market value or for which adequate Reserves or allowances have been provided on the Current Balance Sheet. The values at which inventories are carried reflect an inventory valuation policy consistent with AISI's past practice and in accordance with generally accepted accounting principles. AISI has good and marketable title to all its inventories, free and clear of all liens, mortgages, pledges, leases, restrictions and other claims and encumbrances of any nature whatsoever.

                  3.1.31 Product Liability. AISI has not recalled any products manufactured, serviced, distributed, leased, or sold by AISI, and there is no reasonable basis known to AISI for any such recall on or after the Closing Date.

                  3.1.32 Backlog and Customer Information. Schedule 3.1.32 shows (a) the aggregate backlog, including sales price, product cost and gross margin, and the backlog by customer and product, for AISI as of April 30, 1996 and (b) a list of the top ten AISI customers for each of the last two fiscal years, with aggregate annual revenue for each customer for each year.

                  3.1.33 Accounting Controls. AISI maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets,
(iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  3.1.34 Brokers and Finders. AISI has not incurred any liability for any brokerage or investment banking fees, commissions or finders' fees in connection with the Merger.

                  3.1.35 Reliance. AISI recognizes and agrees that, notwithstanding any investigation by ESI, ESI is relying upon the representations and warranties made by AISI in this Agreement.

                  3.1.36 Accuracy of Representations and Warranties. None of the representations or warranties of AISI contained in this Agreement contains or will contain any untrue statement of any material fact or omits or misstates a material fact necessary to make the statements contained in this Agreement not misleading. AISI knows of no fact that has resulted or that, in the reasonable judgment of AISI may result, in any material adverse change in AISI's business, results of operation, financial condition, properties, assets or prospects that has not been set forth in this Agreement.

                  3.1.37 Prospectus/Proxy Statement. The information provided in writing by AISI (or its representatives) regarding AISI specifically to be contained in the Prospectus/Proxy Statement (as defined in Section 4.1.5) to be mailed to shareholders of ESI and AISI pursuant to
Section 4.1.5 hereof and such AISI information supplemented or reviewed by AISI (or its representatives) without objection prior to the mailing of such Prospectus/Proxy Statement, will be correct in all material respects and will not omit any material fact required to be stated therein or necessary in order to make the statements therein not misleading;

provided, however, that no representation is made by AISI with respect to information supplied by ESI specifically for inclusion therein or relating to and reviewed by ESI (or its representatives) without objection. AISI will promptly inform ESI of the happening of any event prior to the Effective Time which would render such information regarding AISI, incorrect in any material respect or require the amendment of the Prospectus/Proxy Statement.

                  3.1.38 Continuity of Business Enterprise. AISI operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulation ss. 1.368-1(d).

            3.2 Representations and Warranties of ESI. ESI hereby represents and warrants to AISI that, except as specifically set forth in
Schedule 3.2 (the "ESI Disclosure Schedule") in a numbered paragraph that corresponds to the section for which disclosure is made:

                  3.2.1 Organization and Status. Each of ESI and its subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation and is duly qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to so qualify or be in good standing, when taken together with all such failures, would not have a material adverse effect on ESI. Each of ESI and its subsidiaries has all requisite corporate power and authority to own, operate and lease its property and to carry on its businesses as they are now being conducted.

                  3.2.2 Capitalization. ESI has authorized capital stock consisting of 40,000,000 shares of Common Stock, without par value, of which 8,636,672 shares were outstanding on February 29, 1996 and 1,000,000 shares of Preferred Stock, of which no shares were outstanding on February 29, 1996. All of the outstanding shares of capital stock of ESI have been duly authorized and are validly issued, fully paid and nonassessable, and no shares were issued in violation of preemptive or similar rights of any shareholder. Except under the terms of the various ESI employee or director benefit plans, or as disclosed in the ESI SEC Reports (defined in Section 3.2.5) there are no subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of any character obligating ESI to issue any shares of capital stock.

                  3.2.3 Corporate Authority. ESI has the corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and, upon receipt of the shareholder approval contemplated in Section 4.3.3 to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized by the Board of Directors of ESI and duly and validly executed and delivered by ESI. This Agreement constitutes the valid and binding obligation of ESI, enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

                  3.2.4 Governmental Filings. Other than the filing of (a) Articles of Merger contemplated by Article I, (b) the HSR Filing described in Section 4.2.4, and (c) the Registration Statement described in Section 4.3.2, no notices, reports or other filings are required to be made by ESI with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by ESI from, any Governmental Entity in connection with the execution and delivery of this Agreement by ESI and the consummation by ESI of the transactions contemplated hereby.

                  3.2.5 SEC Reports and Financial Statements. ESI has heretofore furnished AISI with complete copies of all registration statements, reports and proxy statements, including amendments thereto, filed with the Securities and Exchange Commission (the "SEC") since May 31, 1995 and prior to the date of this Agreement (collectively, the "ESI SEC Reports").

                  3.2.6 Litigation. Except as set forth in the ESI SEC Reports, no litigation, proceeding or governmental investigation is pending or, to the knowledge of ESI, threatened against or relating to ESI, its officers or directors in their capacities as such or any of its subsidiaries, or their respective properties or businesses.

                  3.2.7 No Adverse Consequences. Neither the execution and delivery of this Agreement by ESI nor the consummation of the transactions contemplated by this Agreement will (a) result in the creation or imposition of any lien, charge, encumbrance or restriction on any of the assets or properties of ESI or any subsidiary, (b) violate any provision of the Articles of Incorporation or Bylaws of ESI or any subsidiary, (c) to the knowledge of ESI, violate any statute, judgment, order, injunction, decree, rule, regulation or ruling of any governmental authority applicable to ESI or any subsidiary, or (d) either alone or with the giving of notice or the passage of time or both, conflict with, constitute grounds for termination of, accelerate the performance required by, accelerate the maturity of any indebtedness or obligation under, result in the breach of the terms, conditions or provisions of or constitute a default under any mortgage, deed of trust, indenture, note, bond, lease, license, permit or other agreement, instrument or obligation to which either ESI or any subsidiary is a party or by which any of them is bound.

                  3.2.8 Brokers and Finders. Neither ESI nor any of its subsidiaries has incurred any liability for any brokerage or investment banking fees, commissions or finders' fees in connection with the Merger.

                  3.2.9 Prospectus/Proxy Statement. The information regarding ESI contained in the Prospectus/Proxy Statement (as defined in Section 4.1.5) to be mailed to ESI and AISI shareholders pursuant to
Section 4.1.5 will be correct in all material respects and will not omit any material fact required to be stated therein or necessary in order to make the statement therein not misleading; provided, however, that no representation or warranty is made hereby with respect to information contained in such Prospectus/Proxy Statement which is furnished in writing by AISI (or its representatives) expressly for use in such Prospectus/Proxy Statement or information relating to AISI which is reviewed by AISI with the knowledge that it will be so used and without objecting to such use. ESI will promptly inform AISI of the happening of any event prior to the Effective Time which would render such information regarding ESI incorrect in any material respect or require the amendment of the Prospectus/Proxy Statement.

            3.3 Representations and Warranties Relating to Merger Corp. ESI and Merger Corp. hereby represent and warrant to AISI that:

                  3.3.1 Organization and Status. Merger Corp. is a corporation duly organized and validly existing under the laws of the State of Oregon. Merger Corp. does not own any properties (other than the initial cash subscription for shares) nor has it commenced any business or operations.

                  3.3.2 Capitalization. Merger Corp. has an authorized capital stock consisting of 100 shares of Common Stock, of which 100 shares were issued and outstanding on the date of this Agreement. All of the issued and outstanding shares of capital stock of Merging Corp are owned by ESI.

                  3.3.3 Corporate Authority. Merger Corp. has the corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Agreement has been duly and validly authorized by the Board of Directors and sole shareholder of Merger Corp., duly and validly executed and delivered by Merger Corp. and constitutes the valid and binding obligation of Merger Corp., enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

                  3.3.4 Governmental Filings. Other than (a) the filing of Articles of Merger contemplated by Article I and (b) the HSR Filing described in Section 4.2.4, no notices, reports or other filings are required to be made by Merger Corp. with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Merger Corp. from, any Governmental Entity in connection with the execution and delivery of this Agreement by Merger Corp. and the consummation by Merger Corp. of the transactions contemplated hereby.

                  3.3.5 Litigation. No litigation, proceeding or governmental investigation is pending or, to the knowledge of Merger Corp., threatened against or relating to Merger Corp., or its officers or directors in their capacities as such.

                  3.3.6 No Operations. Merger Corp. has not conducted active operations and has no assets or liabilities other than in accordance with this Agreement.

                                  ARTICLE IV
                                   COVENANTS

            4.1 Mutual Covenants. AISI and ESI mutually covenant and agree as follows:

                  4.1.1 Consents and Approvals. AISI and ESI each will use its reasonable best efforts to secure, and ESI will cause Merger Corp. to use its reasonable best efforts to secure, all consents, approvals, licenses or permits which may be required in connection with the Merger, and each will cooperate with the other to secure all such consents, approvals, licenses or permits in a form mutually satisfactory to AISI and ESI.

                  4.1.2 Best Efforts. Subject to the terms of this Agreement, AISI and ESI each will use its reasonable best efforts, and ESI will cause Merger Corp. to use its reasonable best efforts, to effectuate the transactions contemplated hereby and to fulfill the conditions of their respective obligations under this Agreement.

                  4.1.3 Publicity. Except as required by law, no party will issue any press releases or otherwise make any public statements with respect to the transactions contemplated hereby without the prior written consent of ESI and AISI, in each case not to be unreasonably withheld.

                  4.1.4 Confidentiality. The provisions of the Confidentiality Agreements dated December 7, 1995 (in favor of AISI) and March 1, 1996 (in favor of ESI) (collectively, the "Confidentiality Agreements") shall apply to all "Confidential Information" (as defined in the Confidentiality Agreements) obtained by any party pursuant to this Agreement.

            4.2   Covenants of AISI.  AISI covenants and agrees as follows:

                  4.2.1 Conduct of Business. Prior to the Effective Time, AISI will carry on its business in the ordinary and usual manner and maintain its existing relationships with suppliers, customers, employees and business associates, and will not, without the prior written consent of
ESI:

                        (a)   amend its Articles of Incorporation or Bylaws;

                        (b) enter into any new agreements respecting an increase in compensation or benefits payable to its officers or employees, except that AISI may enter into indemnification agreements with its officers and directors on terms consistent with the provisions of AISI's Articles of Incorporation and Bylaws;

                        (c)   split, combine, reclassify any of the
outstanding shares of its capital stock or otherwise change its authorized capitalization;

                        (d) declare, set aside or pay any dividends payable in cash, stock or property with respect to shares of its capital stock;

                        (e) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class other than pursuant to exercise of outstanding stock options outstanding on March 31, 1996;

                        (f) redeem, purchase or otherwise acquire any shares of its capital stock, merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it, liquidate or sell or dispose of any of its assets, or close any plant or business operation;

                        (g)   except for short-term indebtedness and
indebtedness incurred pursuant to AISI's revolving credit agreement and renewals, replacements and amendments thereof not in excess of the current maximum under such credit agreement incurred in the ordinary course of business, incur, assume or guarantee any indebtedness, or modify or repay any existing indebtedness;

                        (h) enter into any transaction, make any commitment (whether or not subject to the approval of the Board of Directors of AISI) or modify any Contracts, except as otherwise contemplated or permitted by this Agreement, or take or omit to take any action which could be reasonably anticipated to have a material adverse effect on the business, properties, financial condition or results of operations of AISI;

                        (i) transfer, lease, license, guarantee, sell, mortgage, pledge, or dispose of, any property or assets (including without limitation any intellectual property), encumber any property or assets or incur or modify any liability, other than the sale of inventory in the ordinary and usual course of business;

                        (j) authorize capital expenditures other than in the ordinary course of business, form any subsidiary, or make any acquisition of, or investment in, assets or stock of any other person or entity;

                        (k)   make any tax election;

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
                        (l) permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled, terminated or renewed without prior notice to ESI;

                        (m) change its method of accounting as in effect at December 31, 1995, except as required by changes in generally accepted accounting principles as concurred with by the AISI's independent auditors, or change its fiscal year;

                        (n) conduct any transactions which, in the opinion of ESI or Arthur Andersen LLP, could disqualify the Merger for pooling of interests accounting; or

                        (o) authorize or enter into an agreement to do any of the actions referred to in paragraphs (a) through (n) above.

                  4.2.2 Acquisition Proposals. Unless and until this Agreement shall have been terminated pursuant to Section 7.1 or Section 7.2, AISI shall not directly, or indirectly through any officer, director, agent, employee or representative (i) encourage, initiate or solicit, on or after the date hereof, any inquiries or the submission of any proposals or offers from any person relating to any merger, consolidation, sale of all or substantially all of its assets or similar business transaction involving AISI (each, an "Acquisition Transaction"); (ii) participate in any negotiations regarding, furnish to any other person any information with respect to, or otherwise assist or participate in, any attempt by any third party to propose or offer any Acquisition Transaction; (iii) enter into or execute any agreement relating to an Acquisition Transaction; or
(iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Transaction or any proposal or offer relating to an Acquisition Transaction, in each case other than with respect to the Merger. Notwithstanding the foregoing, nothing contained herein shall prohibit AISI from taking the actions described above in connection with an unsolicited third-party proposal or offer of an Acquisition Transaction if and to the extent that (a) the Board of Directors of AISI determines in good faith, upon advice of legal counsel, that such action is required for the directors of AISI to fulfill their fiduciary duties and obligations under Michigan law and (b) prior to furnishing such information to or entering into discussions or negotiations with such third-party, AISI provides immediate written notice to ESI of such proposal or offer and, to the extent not inconsistent with the fiduciary duties of AISI's officers and directors, provides material information concerning such proposal or offer (including proposed terms and the identity of the person or entity making such proposal or offer) and thereafter continues to cooperate with ESI by informing ESI of additional material facts as they arise and furnishing to ESI any additional information furnished in connection with such proposal or offer.

                  4.2.3 Investigations. AISI agrees to give ESI and its representatives and agents full access to all its premises, books and records and agreements and files and to cause its officers of AISI to furnish ESI with such financial and operating data and other information with respect to its business and properties as ESI shall from time to time request. Without limitation of the foregoing, AISI shall permit ESI to conduct an operations review at the plant level during which ESI shall have access to the plant managers, sales and marketing managers, finance officers, and technology, environmental and human resource managers of each AISI operating facility. Any such investigations (a) shall be conducted in such manner as not to interfere unreasonably with the operation of AISI's business; and (b) shall not diminish any of the representations and warranties hereunder.

                  4.2.4 Antitrust Improvements Act. AISI will timely and promptly make all filings which are required under the Antitrust Improvements Act of 1976, as amended (the "HSR Filing"). AISI will furnish to ESI such information and assistance as ESI may request in connection with its preparation of filings or submissions to any governmental agency, including, without limitation, the HSR Filing. AISI will supply ESI with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between AISI or its representatives, on the one hand, and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement or the transaction contemplated hereby.

                  4.2.5 AISI Shareholders Approval. AISI shall obtain by written consent of at least a majority of the holders of AISI Common Stock, approval of this Agreement, approval of the Merger and the other transactions contemplated hereunder, and appointment of the Shareholder Representatives. Upon receipt from ESI of a sufficient number of copies of the Prospectus/Proxy Statement relating to this Agreement ("Prospectus/Proxy Statement") in the form declared effective by the Securities and Exchange Commission, AISI will immediately cause a copy of the Prospectus/Proxy Statement to be distributed to each of its shareholders, together with (i) a copy of the written consent to the Merger by the holders of at least a majority of the outstanding shares of AISI's common stock, (ii) a form of transmittal letter to be signed by each AISI shareholder providing for, among other things, transmittal of such shareholder's shares of AISI Common Stock to ESI's transfer agent, agreement to indemnification provisions contained in this Agreement, agreement to the escrow of shares of ESI Common Stock on behalf of such shareholder, to the extent provided for in Section 6.3, and the appointment of the Shareholder Representatives; (iii) a form of stock power to be endorsed in blank by each AISI Shareholder with respect to the shares of ESI Common Stock escrowed on behalf of such shareholder; and (iv) the Dissenters' Rights notice required by Section 766 of the MBCA to be delivered to any shareholder who did not execute the written consent.

                  4.2.6 Information for Prospectus/Proxy Statement and Registration Statement. AISI will promptly provide to ESI for inclusion within the Prospectus/Proxy Statement and in the Registration Statement described in Section 4.3.2, in form reasonably satisfactory to ESI, such information concerning AISI's operations, capitalization, technology and share ownership, and such other information as ESI may reasonably request.

            4.3   Covenants of ESI.  ESI covenants and agrees as follows:

                  4.3.1 Conduct of Business. Prior to the Effective Time, ESI will not take or omit to take any action which could be reasonably anticipated to have a material adverse effect on the business, properties, financial condition or results of operations of ESI.

                  4.3.2 Registration Statement. ESI will promptly file with the Securities and Exchange Commission a Registration Statement complying in all respects with Form S-4 for the purpose of (i) obtaining proxies of ESI shareholders for approval of the issuance of ESI Common Stock into which the AISI Common Stock will be converted pursuant to Section 1.3 of this Agreement and (ii) registering such shares of ESI Common Stock, and ESI will use its best efforts to cause such Registration Statement to be declared effective.

                  4.3.3 ESI Shareholder Meeting. On or about the time the Prospectus/Proxy Statement is delivered to AISI under Section 4.2.5, ESI will immediately cause to be duly called and noticed a meeting of the shareholders of ESI to be held at the earliest practicable time, but in no event later than 45 days after such notice, for the purpose of approving the issuance of the shares of ESI Common Stock to be delivered to AISI shareholders pursuant to Section 1.4 of this Agreement.

                  4.3.4 Listing of ESI Common Stock. ESI will promptly list the shares of ESI Common Stock into which the AISI Common Stock will be converted pursuant to the provisions of this Agreement in the Nasdaq National Market System.

                  4.3.5 Antitrust Improvements Act. ESI will timely and promptly make its HSR Filing. ESI will furnish to AISI such information and assistance as AISI may request in connection with its preparation of filings or submissions to any governmental agency, including, without limitation, any HSR Filing under the provisions of the Antitrust Improvements Act. ESI will supply AISI with copies of all correspondence, filings or communications (or memoranda setting forth the substance thereof) between it or its representatives, on the one hand, and the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or any other governmental agency or authority or members of their respective staffs, on the other hand, with respect to this Agreement or the transactions contemplated hereby.

                  4.3.6 Issuance of Certificates. After the Effective Time, ESI shall issue and deliver, or shall cause to be issued and delivered, in accordance with the provisions of Article I hereto, stock certificates representing the number of shares of ESI Common Stock to be issued in the Merger.

                  4.3.7 Registration of Option Shares. ESI shall cause the shares of ESI Common Stock issuable upon exercise of the Options (assumed pursuant to Section 1.3.4 of this

Agreement) to be issued pursuant to a then effective registration statement or otherwise to be registered after the Effective Time on SEC Form S-8, filed no later than 30 days after the Effective Time, and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such assumed Options remain outstanding.

                  4.3.8 Directors & Officers Insurance. For a period of at least two years following the Effective Time, ESI shall, or shall cause Merger Corp. to, continue in effect the directors and officers insurance policies currently maintained by AISI (or substitute policies with substantially the same coverage and terms); provided that each AISI officer and director covered by such policies represents and warrants that such person has no knowledge of any claims covered by such policies. It is intended that such insurance shall be the primary source of funding AISI's obligation to indemnify its directors and officers against liability arising from acts in their official capacities prior to the Effective Time.

            4.4 Covenants of Merger Corp. Merger Corp. covenants and agrees that, except as is contemplated by this Agreement, prior to the Effective Time, Merger Corp. will not engage in any business activities or liquidate, merge into or consolidate with any other corporation or permit any other corporation to merge into or consolidate with it; or increase its authorized capital stock; or issue options, rights or warrants to purchase any of its capital stock.

                                   ARTICLE V
                                  CONDITIONS

            5.1 Conditions to the Obligations of All Parties. The obligations of AISI, ESI and Merger Corp. to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

                  5.1.1 Regulatory Approvals. The parties shall have made all filings and received all approvals of any governmental or regulatory agency of competent jurisdiction necessary in order to consummate the Merger, including without limitation, expiration or termination of the waiting period for the HSR Filing, and each of such approvals shall be in full force and effect at the Closing and not subject to any condition which requires the taking or refraining from taking of any action which would have a material adverse effect on AISI or on ESI and its subsidiaries.

                  5.1.2 Litigation. There shall not be in effect any order, decree or injunction of a Federal or State court of competent jurisdiction restraining, enjoining or prohibiting the consummation of the transactions contemplated by this Agreement (each party agreeing to use its best efforts, including appeals to higher courts, to have any such non-final, appealable order, decree or injunction set aside or lifted), and no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the Merger.

                  5.1.3 Section 368(a)(2)(D) of the Code Requirement. The parties will be satisfied that Merger Corp will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by AISI immediately prior to the Merger. For purposes of this condition, amounts paid by AISI to dissenters, amounts paid by AISI to its shareholders who receive cash or other property, assets of AISI used to pay its reorganization expenses, and all redemptions and distributions (except for normal dividends) made by AISI immediately preceding the Merger, will be included as assets of AISI held immediately prior to the Merger.

            5.2 Conditions to the Obligations of AISI. The obligations of AISI to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

                  5.2.1 Representations, Warranties and Covenants. The representations and warranties of ESI and Merger Corp. contained in this Agreement shall be correct (a) at the date of this Agreement and (b) as of the Closing, with the same effect as though made on and as of such date, except for representations and warranties made as of a specific date, which representations and warranties need only be true and correct as of such date and for changes specifically contemplated by this Agreement, and ESI and Merger Corp. shall have performed all of their respective covenants and obligations hereunder to be performed as of the Closing. AISI shall have received at the Closing certificates to the foregoing effect, dated the Closing Date, and executed on behalf of ESI by an executive officer of ESI and on behalf of Merger Corp. by an executive officer of Merger Corp. For purposes of affirming the accuracy of the representations and warranties of ESI made as of the Closing, the term "ESI SEC Reports" shall be deemed to include all registration statements, reports and proxy statements, including all amendments thereto, filed by ESI with the SEC after the date of this Agreement and prior to Closing.

                  5.2.2 No Material Adverse Change. Since February 29, 1996 there shall have been no material adverse change, or discovery of a condition or occurrence of an event which has resulted or reasonably can be expected to result in a material adverse change, in the business, properties, financial condition or results of operations of ESI and its subsidiaries taken as a whole.

                  5.2.3 Opinion of Counsel. AISI shall have received from Stoel Rives LLP, counsel to ESI, an opinion dated the Closing Date substantially in the form of Exhibit E attached hereto.

                  5.2.4 Registration of Securities; Listing. The shares of ESI Common Stock to be issued by ESI pursuant to this Agreement shall have been registered under the Securities Act of 1933, as amended, and the listed in the Nasdaq National Market System.

                  5.2.5 Shareholders' Approval; Dissenters. In accordance with applicable provisions of the MBCA and the Articles of Incorporation and Bylaws of AISI, the holders of at least a majority of the issued and outstanding shares of Common Stock of AISI shall have approved this Agreement and the Agreement of Merger and the condition set forth in
Section 5.3.7 shall have been satisfied.

                  5.2.6 Accountants Opinion.  The condition set forth in
Section 5.3.5 shall have been satisfied.

            5.3 Conditions to the Obligations of ESI and Merger Corp. The obligations of ESI and Merger Corp. to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or before the Closing of each of the following conditions:

                  5.3.1 Representations, Warranties and Covenants. The representations and warranties of AISI contained in this Agreement shall be correct (a) at the date of this Agreement and (b) as of the Closing Date, with the same effect as though made on and as of such date, except for representations and warranties made as of a specific date which representations and warranties need only be true and correct as of such date and for changes specifically contemplated by this Agreement and AISI shall have performed in all material respects all of its covenants and obligations hereunder to be performed as of the Closing. ESI shall have received at the Closing a certificate to the foregoing effect, dated the Closing Date, and executed on behalf of AISI by an executive officer of AISI.

                  5.3.2 Opinion of Counsel. ESI shall have received from Brouse & McDowell, counsel to AISI, an opinion dated the Closing Date substantially in the form of Exhibit F attached hereto. ESI also shall have received from Brouse & McDowell an opinion satisfactory to ESI and its counsel that the Merger will be tax free pursuant to Section 368 of the Code.

                  5.3.3 Consents and Approvals. All nongovernmental consents and approvals required to be obtained by AISI for consummation of the Merger shall have been obtained, other than those which, if not obtained, would not, either singly or in the aggregate, have a material adverse effect on AISI.

                  5.3.4 No Material Adverse Change. Since March 31, 1996 there shall have been no material adverse change, or discovery of a condition or occurrence of an event which has resulted or reasonably can be expected to result in such change, in the business, properties, financial condition or results of operations of AISI, other than changes permitted under or contemplated by this Agreement.

                  5.3.5 Accountants Opinion. ESI and AISI shall have received an opinion of Arthur Andersen LLP in form satisfactory to ESI and AISI that the Merger may be accounted for as a pooling of interests.

                  5.3.6 Registration of Securities; Listing. The shares of ESI Common Stock to be issued by ESI pursuant to this Agreement shall have been registered under the Securities

Act of 1933, as amended, and under the securities laws of such states as counsel for ESI shall deem necessary or exemptions from such state registration or qualification shall have been determined by such counsel to be available, and shall have been listed in the Nasdaq National Market System.

                  5.3.7 ESI Shareholders' Approval. At a duly called and held meeting of the shareholders of ESI, acting in accordance with applicable provisions of the OBCA and the Articles of Incorporation and Bylaws of ESI, the holders of at least a majority of the issued and outstanding shares of ESI Common Stock shall have approved the issuance of the shares of ESI Common Stock to be delivered pursuant to Section 1.4 of this Agreement, and the condition set forth in Section 5.2.5 shall have been satisfied.

                  5.3.8 Affiliate Representation Letters. ESI shall have received from each of the persons or entities listed on Schedule 5.3.8 a duly executed representation letter, substantially in the form of Exhibit G, containing certain representations and warranties with respect to the ownership of capital stock of AISI by such person or entity and certain representations, warranties, covenants and acknowledgments with respect to the shares of ESI Common Stock to be acquired hereby and the transfer of such shares.

                  5.3.9 Continuity of Interests Letter. ESI shall have received from each of the persons or entities listed on Schedule 5.3.9 a duly executed representation letter, substantially in the form of Exhibit H, containing certain representations and warranties with respect to the ownership of capital stock of AISI by such person or entity and certain representations, warranties, covenants and acknowledgments with respect to the shares of ESI Common Stock to be acquired hereby and the transfer of such shares.

                  5.3.10 Other Agreements. The ESI Confidentiality Agreement and the Escrow Agreement to be delivered under Article II shall have been signed and delivered by the parties to such agreements other than ESI or Merger Corp.

                  5.3.11 Physical Count of Assets. As of May 31, 1996, a physical count of all AISI tangible assets shall have been conducted to the reasonable satisfaction of ESI and the aggregate value of the tangible assets shown by such count shall not be less than the value for such assets reflected on the AISI books and records as of the date of such count.

                  5.3.12 Tax Clearance Certificate. AISI shall deliver to ESI a tax clearance certificate from the applicable agencies of the State of Michigan.

                  5.3.13 Related Party Agreements. All agreements or arrangements described on Schedule 3.1.22 (Related Parties), if requested by ESI, shall have been terminated or amended to the reasonable satisfaction of ESI.

                  5.3.14 Confidentiality Agreements.  All employees of
AISI shall have signed a confidentiality and inventions assignment agreement in a form reasonably satisfactory to ESI, as provided in Section 2.1.

                  5.3.15 Updated Financial and Other Information. ESI shall have received (a) the unaudited balance sheet of AISI and the related statements of income and stockholder's equity for the most recent accounting period of AISI ended prior to the Closing Date, and (b) schedules of accounts receivable (including an aging analysis), inventories (organized by category), and backlog (by customer and product), in each case as of immediately prior to Closing and in each case with an officer's certificate as to accuracy and completeness of such schedule.

                  5.3.16 Environmental Report. ESI shall have received a Phase I environmental audit report with respect to the Leased Real Property, prepared by an environmental audit firm selected by ESI, the results of which audit shall be reasonably satisfactory to ESI.

                                  ARTICLE VI
                         SURVIVAL AND INDEMNIFICATION

            6.1 Survival. All representations and warranties of any party contained in this Agreement shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, but shall be extinguished and be of no further force or effect nine months after the Closing Date, except with respect to any claim for which a Claim Notice (as defined in Section 6.4) is delivered pursuant to Section
6.4 prior to the expiration of the nine-month period. No Claim Notice shall be effective if delivered after the time periods referred to above in this
Section 6.1.

            6.2 Scope of Indemnification. From and after the Effective Time and subject to the limitations of this Article VI, each AISI shareholder will, pro rata and to the extent of his, her or its ESI Common Stock delivered to the Escrow Agent pursuant to Section 6.3, indemnify and hold harmless ESI and Merger Corp. and their respective officers, directors and shareholders (collectively, the "Indemnified Parties") from, for and against any such losses, costs, expenses, damages and liabilities, including reasonable attorneys' fees (collectively, "Damages"), incurred by an Indemnified Party by reason of or arising out of any inaccuracy in any representation or warranty or the breach of any covenant of AISI made in this Agreement.

            6.3 Escrow. On the Closing Date, ESI shall, on behalf of each of the AISI shareholders, deliver to the Escrow Agent 10 percent of such AISI shareholder's shares of the ESI Common Stock to be received by such AISI shareholder pursuant to Section 1.3, provided, that, the shares to be delivered on behalf of each AISI shareholder shall be rounded downward to the nearest whole share of ESI Common Stock (such deposited shares shall be referred to as the "Escrowed Property"). The Escrowed Property will be deposited with the Escrow Agent pursuant to the terms of the Escrow Agreement. The escrow and the Escrow Agreement shall terminate and the Escrowed Property shall be distributed to the former AISI shareholders at the earliest time provided for in the Escrow Agreement, but not later than the first anniversary of the Closing Date.

            6.4 Limitations. The liability of the AISI shareholders pursuant to Section 6.2 shall be subject to the following limitations:

                  6.4.1 Minor Claims. The AISI shareholders shall not have any liability or indemnity obligation under Section 6.2 with respect to the first $100,000 of Damages of the Indemnified Parties. In addition, to the extent not applied to any specific item or matter, the Reserves will be generally available to satisfy any liability of AISI in connection with any representation, warranty or covenant of AISI set forth in this Agreement.

                  6.4.2 Escrowed Property. The indemnity obligation of the AISI shareholders under Section 6.2 shall be satisfied exclusively out of the Escrowed Property in accordance with the Escrow Agreement.

            6.5 Claim Procedure for Indemnification. The obligations and liabilities of the AISI shareholders in connection with claims for indemnification for Damages by an Indemnified Party shall be subject to the following terms and conditions:

                  6.5.1 Notice. The Indemnified Party shall give written notice to the Shareholder Representatives and the Escrow Agent of its claim for indemnification as promptly as practicable whenever the Indemnified Party shall have determined that there are facts or circumstances which entitle ESI to indemnification under this Article VI; provided, however, that the failure to give a timely notice of a claim for indemnification shall not diminish the indemnification obligations hereunder except to the extent that the delay in giving such notice materially adversely affects the ability of the Shareholder Representatives to mitigate Damages with respect to any claim. The notice ("Claim Notice") shall set forth in reasonable detail the basis for the claim, the nature of the Damages and the amount thereof, to the extent known.

                  6.5.2 Response to Third Party Claim. If the Claim Notice states that a claim has been asserted by a third party against the Indemnified Party (a "Third Party Claim"), ESI shall undertake, conduct and control, through counsel of its choosing, the good faith settlement or defense of the Third Party Claim.

                  6.5.3 Diligent Conduct. If, within five days after receipt by ESI from the Shareholder Representatives of written notice that ESI is not diligently conducting the defense or attempted settlement in good faith, ESI does not provide reasonably sufficient evidence to the Shareholder Representatives that ESI is diligently conducting the defense or attempting settlement in good faith, the Shareholder Representatives shall thereafter have the right to contest, settle or compromise the Third Party Claim.

                                  ARTICLE VII
                                  TERMINATION

            7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual consent of AISI and ESI.

            7.2 Termination by Either AISI or ESI. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

                  (a) by ESI or AISI if the Merger shall not have become effective on or prior to October 1, 1996, provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to any party whose breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

                  (b) by ESI or AISI if the requisite approval of the Merger by the shareholders of AISI and the approval by ESI shareholders of the issuance of the ESI Common Stock into which the AISI Common Stock will be converted pursuant to Section 1.3 of this Agreement, shall not have been obtained by September 30, 1996;

                  (c) by ESI or AISI if any court of competent jurisdiction in the United States or any state shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and nonappealable;

                  (d) by ESI if the AISI Board of Directors shall have withdrawn or modified in a manner adverse to ESI approval of the Merger, this Agreement or the transactions contemplated hereby;

                  (e) by ESI if AISI or any of the persons or entities described in Section 4.2.2 of this Agreement shall have taken any of the actions that would be proscribed by Section 4.2.2, other than actions taken in the exercise of the fidiciary duties of AISI's Board of Directors and satisfying all the conditions of Section 4.2.2; or

                  (f) by AISI if the Board of Directors of AISI determines in good faith, upon advice of legal counsel, that such termination of this Agreement is required for the directors of AISI to fulfill their fiduciary duties and obligations under Michigan law.

            7.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this
Article VII, (i) this Agreement immediately will become void and of no effect, except that Sections 4.1.4, 7.3, 7.4 and 8.1 will survive the event of termination; and (ii) no party hereto (or any of its directors of officers) shall have any liability or further obligation to any other party to this Agreement, except as provided in Section 7.4 of this Agreement.

            7.4   Termination Fees and Expenses.

                  (a) AISI agrees to pay ESI (provided that ESI is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement) promptly upon the termination of this Agreement (or such later date as may apply in the case of (iii) below) by wire transfer, the sum of $3 Million in immediately available funds in the event that any of the following shall have occurred:

                  (i) this Agreement shall have been terminated pursuant to
            Section 7.2(b) hereof on the basis of failure of approval of the Merger by the AISI shareholders;

                  (ii)  this Agreement shall have been terminated pursuant to
            Section 7.2(d) or Section 7.2(e) hereof; or

                  (iii) AISI shall have terminated the Agreement pursuant
            to Section 7.2(f) hereof and shall have agreed to an Acquisition Transaction which results in a change in the beneficial owners of more than fifty percent (50%) of the voting power of the capital stock of AISI within one year after termination of this Agreement with any person other than ESI or any of its affiliates.

                  (b) ESI agrees to pay AISI (provided that AISI is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement) promptly upon the termination of this Agreement by wire transfer, the sum of $3 Million in immediately available funds in the event this Agreement shall have been terminated pursuant to Section 7.2(b) hereof on the basis of failure of approval of the ESI shareholders of the issuance of the ESI Common Stock into which the AISI Common Stock would be converted pursuant to Section 1.3 of this Agreement.

                  (c) The right to the payment of the fees set forth in this Section 7.3 shall be the exclusive remedy at law or in equity to which ESI or AISI, as the case may be, shall be entitled upon termination of this Agreement under the conditions described in Section 7.3; provided, however, nothing in Sections 7.2 or 7.3 of this Agreement shall be deemed to limit a party's remedies in the event of breach of this Agreement by the other party.

                                ARTICLE VIII
                         MISCELLANEOUS AND GENERAL

            8.1 Payment of Expenses. Other than in the event of breach of this Agreement by the other party, and except as provided in Section 7.3, each party shall be responsible for the costs and expenses incurred by it in connection with the transactions contemplated by this Agreement. The fees to be paid in the circumstances described in Section 7.3 are intended by the parties to compensate for expenses and other damages incurred by the party entitled to the fee. Other than in the circumstances described in
Section 7.3, nothing in this Agreement is meant to limit the right of a non-breaching party to obtain reimbursement of expenses and other damages, including attorneys fees, incurred as a result breach of this Agreement by the other party.

            8.2 Entire Agreement. This Agreement, including the schedules and the exhibits hereto, and the Confidentiality Agreements constitute the entire agreement between the parties hereto and supersede all prior agreements and understandings, oral and written, among the parties hereto with respect to the subject matter hereof.

            8.3 Assignment. This Agreement shall not be assignable by any of the parties hereto without the prior written consent of each of ESI and AISI.

            8.4 Binding Effect; No Third Party Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, subject to the restrictions on assignment contained in Section 8.3. Nothing express or implied in this Agreement is intended or shall be construed to confer upon or give to a person, firm or corporation other than the parties hereto any rights or remedies under or by reason of this Agreement or any transaction contemplated hereby.

            8.5 Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented at any time prior to or at the Closing, whether before or after the votes of shareholders of AISI, by written agreement executed and delivered by the duly authorized officers of AISI and ESI.

            8.6 Waiver of Conditions. The conditions to each of the parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law; provided, however, that any waiver by a party must be in writing.

            8.7 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

            8.8 Captions. The article, section and paragraph captions herein are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

            8.9 Subsidiary. When a reference is made in this Agreement to a subsidiary of a party, the term "subsidiary" means any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries.

            8.10 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally or mailed, certified or registered mail with postage prepaid, or sent by telex, telegram or facsimile (in each case with evidence of confirmed transmission) as follows:

            If to AISI, to it at:

                  110 Parkland Plaza
                  Ann Arbor, Michigan 48103
                  Attention:  President
                  Fax: (313) 995-2138

            with copies to:

                  Brouse & McDowell
                  500 First National Tower
                  Akron, Ohio 44308-1471
                  Attention: Stanley E. Everett
                  Fax: (330) 253-8601


            If to ESI or Merger Corp., to it at:

                  13900 NW Science Park Drive
                  Portland, Oregon 97229
                  Attention:  President and Chief
                                Executive Officer
                  Fax:  (503) 671-5698
            with copies to:

                  Stoel Rives LLP
                  900 SW Fifth Avenue
                  Portland, Oregon  97204
                  Attention:  Annette M. Mulee
                  Fax:  (503) 220-2480

or to such other person or address as any party shall specify by notice in writing. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery or on the third business day after the mailing thereof.

            8.11 Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon, exclusive of choice of law rules, except that the provisions of this Agreement relating to the Merger shall also be governed by the merger provisions of the MBCA.

            8.12 Attorneys' Fees. If suit or action is filed by any party to enforce the provisions of this Agreement or otherwise with respect to the subject matter of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees as fixed by final order of the trial court and, if any appeal is taken from the decision of the trial court, reasonable attorneys' fees as fixed by final order of the appellate court.

            8.13 Separability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

            IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first hereinabove written.

                                    Electro Scientific Industries, Inc.


                                    By BARRY L. HARMON
                                       -----------------------------------------
                                       Name:  Barry L. Harmon
                                       Title:   Senior Vice President


                                    Applied Intelligent Systems, Inc.


                                    By JON G. EHRMANN
                                       -----------------------------------------
                                       Name:  V.P. - Finance & CFO
                                       Title:  Jon G. Ehrmann


                                    AISI Merger Corp.


                                    By BARRY L. HARMON
                                       -----------------------------------------
                                       Name:  Barry L. Harmon
                                       Title:   Senior Vice President

                                   EXHIBIT A


                                PLAN OF MERGER


                                    MERGING
                       APPLIED INTELLIGENT SYSTEMS, INC.
                                 WITH AND INTO
                               AISI MERGER CORP.


      1. Parties. The names of the corporations proposing to merge are Applied Intelligent Systems, Inc., a Michigan corporation ("AISI"), and AISI Merger Corp., an Oregon corporation ("Merger Corp."), a wholly owned subsidiary of Electro Scientific Industries, Inc., an Oregon corporation ("ESI"). The surviving corporation in the merger (the "Merger") will be Merger Corp.

      2. Terms and Conditions. Upon consummation of the Merger (the "Effective Time"), AISI shall be merged with and into Merger Corp. in the manner and with the effect provided by the Michigan Business Corporation Act (the "MBCA") and the Oregon Business Corporation Act (the "OBCA"), the separate corporate existence of AISI shall cease, and Merger Corp. shall be the surviving corporation. The outstanding shares of AISI Common Stock shall be converted into shares of ESI Common Stock, without par value (the "ESI Common Stock"), or cash, on the basis, terms and conditions described in Section 3 below.

      3. Conversion of Shares. AISI has issued one class of Common Stock. The manner and basis of converting the shares of capital stock of AISI shall be as follows:

            (a) Exchange for ESI Stock. Each of the __________ shares of AISI Common Stock outstanding immediately before the Effective Time (excluding shares with respect to which the holder has exercised dissenters' rights in accordance with the MBCA, ("Dissenting Shares")) shall by virtue of the Merger and without any action on the part of the holder thereof, cease to exist and be converted into [the number computed in accordance with Section 1.3 of the Merger Agreement] shares of ESI Common Stock. In lieu of fractional shares, ESI will pay the holders of AISI Common Stock who would be entitled to a fraction of a share of ESI Common Stock an amount of cash (without interest) determined by multiplying
(a) the average of the high and low per share purchase prices of ESI Common Stock on the day before the Effective Time by (b) the fractional share interest in ESI Common Stock to which such holder would otherwise be entitled.

            (b) Treasury Shares. Each of the __________ shares of AISI Common Stock held in the treasury of AISI and each share of AISI Common Stock owned by any direct or indirect wholly owned subsidiary of AISI immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

      4. Amendment to Articles of Incorporation. As of the Effective Time, the Merger Corp. Articles of Incorporation shall be amended to change the name of Merger Corp. to Applied Intelligent Systems, Inc.

                                  ANNEX B

SECTIONS 761 THROUGH 774 OF THE MICHIGAN BUSINESS CORPORATION ACT
(DISSENTERS' RIGHTS)

      SECTION 761.  As used in sections 762 to 774:
      (a) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
      (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.
      (c) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.
      (d) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
      (e) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
      (f) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
      (g)   "Shareholder" means the record or beneficial shareholder.

      SECTION 762.(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:
            (a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 703a or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent under section 711.
            (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.
            (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.
            (d) An amendment of the articles giving rise to a right to dissent pursuant to section 621.
            (e) A transaction giving rise to a right to dissent pursuant to section 754.
            (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

            (g) The approval of a control share acquisition giving rise to a right to dissent pursuant to section 799.
      (2) Unless otherwise provided in the articles, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:
            (a) Any corporate action set forth in subsection (1)(a) to (e) as to shares which are listed on a national securities exchange or held of record by not less than 2,000 persons on the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders at which the corporate action is to be acted upon.
            (b) A transaction described in subsection (1)(a) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) or any combination thereof.
            (c) A transaction described in subsection (1)(b) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) or any combination thereof.
            (d) A transaction described in subsection (1)(c) which is conducted pursuant to a plan of dissolution providing for distribution of substantially all of the corporation's net assets to shareholders in accordance with their respective interests within 1 year after the date of the transaction, where the transaction is for cash or shares that satisfy the requirements of subdivision (a) or any combination thereof.
      (3) A shareholder entitled to dissent and obtain payment for his or her shares pursuant to subsection (1)(a) to (e) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
      (4) A shareholder who exercises his or her right to dissent and seek payment for his or her shares pursuant to subsection (1)(f) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

      SECTION 763.(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any 1 person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.
      (2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if all of the following apply:
            (a) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.
            (b) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

      SECTION 764.(1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this act and shall be accompanied by a copy of sections 761 to 774.

      (2) If corporate action creating dissenters' rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section
766. A shareholder who consents to the corporate action is not entitled to assert dissenters' rights.

      SECTION 765.(1) If proposed corporate action creating dissenters' rights under section 761 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and must not vote his or her shares in favor of the proposed action.
      (2) A shareholder who does not satisfy the requirements of subsection
(1) is not entitled to payment for his or her shares under this act.

      SECTION 766.(1) If proposed corporate action creating dissenters' rights under section 762 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 765.
      (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following:
            (a) State where the payment demand must be sent and where and when certificates for shares represented by certificates must be deposited.
            (b) Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.
            (c) Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of the shares before the date.
            (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.

      SECTION 767.(1) A shareholder sent a dissenter's notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.
      (2) The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
      (3) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this act.

      SECTION 768.(1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.
      (2) The person for whom dissenters' rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

      SECTION 769.(1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.
      (2)   The payment must be accompanied by all of the following:
            (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the latest interim financial statements.
            (b) A statement of the corporation's estimate of the fair value of the shares.
            (c) An explanation of how the interest was calculated.
            (d) A statement of the dissenter's right to demand payment under section 772.

      SECTION 770.(1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.
      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 766 and repeat the payment demand procedure.

      SECTION 771.(1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice pursuant to section 766(2)(c).
      (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 772.

      SECTION 772.(1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 769, or reject the corporation's offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies:

            (a) The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.
            (b) The corporation fails to make payment under section 769 within 60 days after the date set for demanding payment.
            (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.
      (2) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.

      SECTION 773.(1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
      (2) The corporation shall commence the proceeding in the circuit court of the county in which the corporation's principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state, it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.
      (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
      (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
      (5) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.

      SECTION 773A(1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee's consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:

            (a) To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.
            (b) To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.
            (c) To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.
            (d) To place witnesses under oath and to examine witnesses.
            (e) To provide for the taking of testimony by deposition.
            (f) To regulate the course of the proceeding.
            (g) To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the possession of the witness or under his or her control, at a hearing before the referee or at a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.
      (2) The amount and manner of payment of the referee's compensation shall be determined by agreement between the referee and the parties, subject to the court's allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.
      (3)   The referee shall do all of the following:
            (a) Make a record and reporter's transcript of the proceeding.
            (b) Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.
            (c) File the report with the court, together with all original exhibits and the reporter's transcript of the proceeding.
      (4) Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection (3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice. The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

      SECTION 774.(1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner:
            (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.
            (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act. (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefited.

                    ELECTRO SCIENTIFIC INDUSTRIES, INC.
                      Special Meeting, ________, 1996

                   PROXY SOLICITED BY BOARD OF DIRECTORS

PLEASE SIGN AND RETURN THIS PROXY

      The undersigned hereby appoints Donald R. VanLuvanee, David F. Bolender and Larry T. Rapp, and each of them, proxies with power of substitution to vote on behalf of the undersigned all shares that the undersigned may be entitled to vote at the special meeting of shareholders of Electro Scientific Industries, Inc. (the "Company") on __________, 1996 and any adjournments thereof, with all powers that the undersigned would possess if personally present, with respect to the following:

      1. Approval of the issuance of up to 3 million shares of the Company's Common Stock as merger consideration to be delivered pursuant to an Agreement of Reorganization and Merger (the "Merger Agreement") dated as of May 13, 1996, by and among the Company, AISI Merger Corp., an Oregon corporation and a wholly-owned subsidiary of the Company, and Applied Intelligent Systems, Inc., a Michigan corporation.

            /   /  FOR         /   /  AGAINST        /   /  ABSTAIN

      2. Transaction of any business that properly comes before the meeting or any adjournments thereof. A majority of the proxies or substitutes at the meeting may exercise all the powers granted hereby.

      The shares represented by this proxy will be voted as specified on the reverse hereof, but if no specification is made, this proxy will be voted for the approval of all proposals. THE PROXIES MAY VOTE IN THEIR DISCRETION AS TO OTHER MATTERS THAT MAY COME BEFORE THIS MEETING.

      Please date and sign exactly as name is imprinted hereon, including the designation as executor, trustee, etc., if applicable. A corporation may sign in its name by the president or other authorized officer. All co-owners must sign.

                      PLEASE SIGN AND RETURN IMMEDIATELY


                                      ------------------------------------


                                      ------------------------------------
                                      Signature(s)               Date

                                  PART II

   INFORMATION NOT REQUIRED IN THE Prospectus/Proxy-Information Statement

Item 20.       Indemnification of Directors and Officers.

               Article VII of ESI's Third Restated Articles of Incorporation indemnifies directors and officers to the fullest extent permitted by law. The effects of Article VII may be summarized as follows:

               (a) The Article grants a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of ESI) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, provided the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of ESI and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of ESI, and had reasonable cause to believe his conduct was unlawful.

               (b) The Article grants a right of indemnification in respect of any action or suit by or in the right of ESI against the expenses (including attorneys' fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ESI, except that no right of indemnification will be granted regarding any claim, issue or matter as to which such person is adjudged to be liable for negligence or misconduct unless permitted by a court.

               (c) Every person who has been wholly successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right. Persons who have not been wholly successful on the merits are not necessarily precluded from being reimbursed by ESI for their expenses so long as (i) the Board of Directors, by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, determines that their conduct has met the standards required for indemnification set out in the Oregon statutes; (ii) independent legal counsel renders written advice that in their opinion such person has met the standards for indemnification; (iii) the Shareholders determine that the person has met the standards for indemnification; or (iv) the court in which the action, suit or proceeding was pending determines that indemnification is proper.

               (d) ESI may pay expenses incurred in defending an action, suit or proceeding in advance of the final disposition thereof upon receipt of a satisfactory undertaking to repay in the event indemnification is not authorized.

               (e) The above paragraphs summarize the indemnification expressly authorized by the Oregon Business Corporation Act (the "Act"). Article VII provides for indemnification to the fullest extent permitted by law, which is intended to provide indemnification broader than that expressly authorized by the Act. It is unclear to what extent Oregon law permits such broader indemnification. The limits of lawful indemnification may ultimately be determined by the courts.

               The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any statute, agreement, vote of shareholders or directors or otherwise.

               ESI has directors' and officers' insurance coverage which insures directors and officers of ESI and its subsidiaries against certain liabilities.

               ESI has also entered into indemnity agreements with certain directors and officers. While the indemnity agreements in large part incorporate the indemnification provisions of the Act as described above, they vary from the statute in several respects. In addition to the indemnification expressly permitted under the statute, the agreements provide for indemnification for settlements in derivative lawsuits and expand coverage in proceedings involving a breach of fiduciary duty to include judgments. The contracts also require ESI to pay expenses incurred by an indemnitee in advance of final disposition of a suit or proceeding upon request of the indemnitee, without regard to the indemnitee's ability to repay the sum advanced and without prior approval of the directors, Shareholders or court, or the receipt of an opinion of counsel. A claimant would thus be entitled to receive advanced expenses unless action were taken to prevent such payment. The agreements also generally shift the presumption in favor of indemnification of the indemnitee. Partial indemnification is also expressly authorized by the agreements.

Item 21.     Exhibits and Financial Statement Schedules.

      (a)    Exhibits

      2.     Agreement of Reorganization and Merger

      4-A. Restated Articles of Incorporation of ESI. Incorporated by reference to Exhibit 3-A of ESI's Annual Report on Form 10-K for the fiscal year ended May 31, 1991, File 0-12853.

      4-B. Bylaws of ESI. Incorporated by reference to Exhibit 3-B of ESI's Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

      4-C. ESI agrees to furnish copies of long-term debt agreements to the Commission upon request.

      4-D. Rights Agreement, dated as of May 12, 1989, between ESI and United States National Bank of Oregon relating to rights issued to all holders of Company Common Stock. Incorporated by reference to Exhibit 1 to ESI's Report on Form 8-K dated May 12, 1989.

      *5.    Opinion of Stoel Rives LLP.

      8.     Form of opinion of Brouse & McDowell.

      23-A.  Consents of Independent Public Accountants.

      23-B. Consent of Stoel Rives LLP. Included in Exhibit 5 to this Registration Statement.

      23-C.  Consent of Brouse & McDowell.

      24. Powers of Attorney. Included in signature pages to this Registration Statement.

      (b)    Financial Statement Schedules.  Not Applicable.

*  To be filed by amendment

Item 22.       Undertakings.

      1. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a Prospectus/Proxy-Information Statement which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering Prospectus/Proxy-Information Statement will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      2. The registrant undertakes that every Prospectus/Proxy-Information Statement (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      4. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Proxy-Information Statement pursuant to Items 4, 10(b) or 11 herein, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      5. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and ESI being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      6. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on June 7, 1996.

                                   ELECTRO SCIENTIFIC INDUSTRIES, INC.


                                   By DONALD R. VANLUVANEE
                                      ---------------------------------
                                      Donald R. VanLuvanee
                                      President and Chief Executive Officer

                             POWER OF ATTORNEY


      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald R. VanLuvanee, Barry
L. Harmon or Larry T. Rapp, and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents for him and on his behalf and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 7th day of June, 1996.

               Signature                               Title

(1)  Principal Executive, Financial
     and Accounting Officer:


     /s/Donald R. VanLuvanee                      President and Chief
- ----------------------------------                Executive Officer
      Donald R. VanLuvanee


     /s/Barry L. Harmon                        Senior Vice President of Finance
- ----------------------------------             and Chief Financial Officer
      Barry L. Harmon


(2)   Directors:


     /s/David F. Bolender                      Chairman of the Board
- ----------------------------------
      David F. Bolender


     /s/Douglas C. Strain                      Vice-Chairman of the Board
- ----------------------------------
      Douglas C. Strain


     /s/Larry L. Hansen                        Director
- ----------------------------------
      Larry L. Hansen


     /s/W. Arthur Porter                       Director
- ----------------------------------
      W. Arthur Porter


     /s/Vernon B. Ryles                        Director
- ----------------------------------
      Vernon B. Ryles


     /s/Keith L. Thomson                       Director
- ----------------------------------
      Keith L. Thomson

                               EXHIBIT INDEX


Exhibit
Number         Document Description

   2.          Agreement of Reorganization and Merger

   4-A. Restated Articles of Incorporation of ESI. Incorporated by reference to Exhibit 3-A of ESI's Annual Report on Form 10-K for the fiscal year ended May 31, 1991, File No. 0-12853.

   4-B. Bylaws of ESI. Incorporated by reference to Exhibit 3-B of ESI's Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

   4-C. ESI agrees to furnish copies of long-term debt agreements to the Commission upon request.

   4-D. Rights Agreement, dated as of May 12, 1989, between ESI and United States National Bank of Oregon relating to rights issued to all holders of Company Common Stock. Incorporated by reference to Exhibit 1 to ESI's Report on Form 8-K dated May 12, 1989.

   *5.         Opinion of Stoel Rives LLP.

    8.         Form of Opinion of Brouse & McDowell.

   23-A.       Consents of Independent Public Accountants.

   23-B. Consent of Stoel Rives LLP. Included in Exhibit 5 to this Registration Statement.

   23-C.       Consent of Brouse & McDowell.

   24. Powers of Attorney. Included in signature pages to this Registration Statement.




*  To be filed by amendment